September 2, 2003

Securities and Exchange Commission
450 5 Street, N.W.

Washington  DC  50549

RE:  Midland National Life Separate Account C

Commissioners:

Enclosed for filing under the Securities Act of 1933 please find a copy of a Registration Statement on form N-4, registering a new class of variable annuity policies under that Act.

The Midland National Life Separate Account C ("Separate Account ") has previously registered as a unit investment trust under the Investment Company Act of 1940 (File Number 811-07772) in connection with other variable annuity products.

The Midland National Life Insurance Company and the Separate Account are filing a related application for appropriate exemptive relief under the Investment Company Act of 1940.

Financial statements, exhibits not included herein, and certain other information will be added by pre-effective amendment.

If you have any questions about this filing, please contact Fred Bellamy of Sutherland Asbill and Brennan LLP at 202-383-0126.

/s/


Terri Silvius
Compliance Manager


                     As filed with the Securities and Exchange Commission on September 2, 2003
                                                                                         Registration Nos. 333-____

-------------------------------------------------------------------------------------------------------------------
                                                                                                      and 811-07772
                                        SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549
-------------------------------------------------------------------------------------------------------------------

                                                     FORM N-4

                             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                        |X|
                                           Pre-Effective Amendment No.                                      |_|
                                           Post-Effective Amendment No. ____                                |_|
                                                       and
                               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY                          |_|
                                                   ACT OF 1940
                                                Amendment No.  15                                           |X|

                                     MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C
                                            (Exact Name of Registrant)

                                      MIDLAND NATIONAL LIFE INSURANCE COMPANY
                                                (Name of Depositor)

                                     One Midland Plaza, Sioux Falls, SD 57193
                               (Address of Depositor's Principal Executive Offices)

                                Depositor's Telephone Number, including Area Code:
                                                  (605) 335-5700

Name and Address of Agent for Service:                                 Copy to:

Stephen P. Horvat, Jr.                                                 Frederick R. Bellamy, Esq.
Senior Vice President, Secretary and General Counsel                   Sutherland Asbill & Brennan LLP
Midland National Life Insurance Company                                1275 Pennsylvania Avenue, N.W.
Sammons Financial Group                                                Washington, DC  20004-2415
525 W. Van Buren
Chicago, IL  60607

It is proposed that this filing will become effective:
    |_|      Immediately upon filing pursuant to paragraph (b) of Rule 485
    |_|      On __________ pursuant to paragraph (b) of Rule 485
    |_|      60 days after filing pursuant to paragraph (a) of Rule 485
    |_|      On __________ pursuant to paragraph (a) of Rule 485

                                                ___________________

                                       Title of securities being registered:
                                                   Advantage II
                              Individual Flexible Premium Variable Annuity Contracts.

Approximate Date of Proposed Public Offering:
----------------------------------------------------------

As soon as practicable after the effective date of the Registration Statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    Advantage II Variable Annuity Prospectus
                               _____________, 2003
                   Flexible Premium Deferred Variable Annuity
               issued by: Midland National Life Insurance Company
              through the Midland National Life Separate Account C

Please read this prospectus for details on the contract being offered to You and keep it for future reference. This prospectus sets forth the information that a prospective investor should know before investing.

The Advantage II Variable Annuity (the "contract") is a flexible premium deferred annuity designed to be useful to You in meeting Your long-term savings and retirement needs. The minimum initial premium for a non-qualified contract is $10,000. The minimum initial premium for a qualified contract is $2,000.

If You elect the Premium Bonus Rider, We will add a bonus credit to each premium payment that You make in the first contract year. Electing a bonus credit may be beneficial to You only if You own the contract for a sufficient length of time, and the investment performance of the underlying portfolios is sufficient to compensate for the additional fee charged for the Bonus Credit Rider. Your expenses will be higher if You elect the Premium Bonus Rider and over time, the value of the bonus may be more than offset by the extra fee charged for the Premium Bonus Rider.

A Statement of Additional Information ("SAI") about the contract and the Midland National Life Separate Account C is available by checking the appropriate box on the application form or by writing to Us at Midland National Life Insurance Company, 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266. The SAI, dated ________, 2003, has been filed with the U.S. Securities and Exchange Commission ("SEC"), and is incorporated herein by reference. The table of contents of the SAI is included at the end of this prospectus.

You may allocate Your premiums to Our Fixed Account and/or to the Separate Account investment divisions (see Definitions) that invest in a specified mutual fund portfolio. You can choose among the fifty-three investment divisions shown on the following page. The mutual fund portfolios are part of the following series funds or trusts:

o  Alger American Fund                                 o Janus Aspen Series
o  American Century Variable Portfolios, Inc.          o Lord Abbett Series Fund, Inc
o  Calvert Variable Series, Inc.                       o MFS(R)Variable Insurance TrustSM
o  Fidelity's Variable Insurance Products Fund         o PIMCO Variable Insurance Trust
   Initial Class, and Service Class 2
o  INVESCO Variable Investment Funds, Inc              o Rydex Variable Trust
o  J.P. Morgan Series Trust II                         o Van Eck Worldwide Insurance Trust

Your accumulation value in the investment divisions will increase or decrease based on investment performance. You bear this risk. No one insures or guarantees any of these investments. Separate prospectuses describe the investment objectives, policies and risks of the portfolios.

The SEC has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The contracts involve investment risk, including possible loss of principal.

The contracts involve investment risk, including possible loss of principal. The contracts are not a deposit of, or guaranteed or endorsed by, any bank or depository institution and the contracts are not federally insured by the federal deposit insurance corporation or any other agency.

                     SEPARATE ACCOUNT INVESTMENT PORTFOLIOS

1. Alger American Growth Portfolio               28. INVESCO VIF-Health Sciences Fund
2. Alger American Leveraged AllCap Portfolio     29. INVESCO VIF-Technology Fund
3. Alger American Mid-Cap Growth Portfolio       30. INVESCO VIF-Utilities Fund
4. Alger American Small Capitalization Portfolio 31. J.P. Morgan Series Trust II Bond Portfolio
5. American Century VP Balanced Portfolio        32. J.P. Morgan Series Trust II Small Company Portfolio
6. American Century VP Capital Appreciation      33. Janus Aspen Series Growth & Income Portfolio
   Portfolio
7. American Century VP Income & Growth Portfolio 34. Lord Abbett Series Fund, Inc. Growth & Income
                                                     Portfolio
8. American Century VP International Portfolio   35. Lord Abbett Series Fund, Inc. International
                                                     Portfolio
9. American Century VP Value Portfolio           36. Lord Abbett Series Fund, Inc. Mid-Cap Value
                                                     Portfolio
10.Calvert VS Social Equity Portfolio            37. MFS(R)VIT Emerging Growth Series
11.Calvert VS Social Mid Cap Growth Portfolio    38. MFS(R)VIT Investors Trust Series
12.Calvert VS Social Small Cap Growth Portfolio  39. MFS(R)VIT New Discovery Series
13.Fidelity VIP Asset Manager: Growth Portfolio  40. MFS(R)VIT Research Series
14.Fidelity VIP Asset Managersm Portfolio        41. PIMCO VIT High Yield Portfolio
15.Fidelity VIP Balanced Portfolio               42. PIMCO VIT Low Duration Portfolio
16.Fidelity VIP Contrafund(R)Portfolio           43. PIMCO VIT Real Return Portfolio
17.Fidelity VIP Equity-Income Portfolio          44. PIMCO VIT Total Return Portfolio
18.Fidelity VIP Growth & Income Portfolio        45. Rydex VT Arktos Fund
19.Fidelity VIP Growth Opportunities Portfolio   46. Rydex VT Nova Fund
20.Fidelity VIP Growth Portfolio                 47. Rydex VT OTC Fund
21.Fidelity VIP High Income Portfolio            48. Rydex VT U.S. Government Money Market Fund
22.Fidelity VIP Index 500 Portfolio              49. Rydex VT Ursa Fund
23.Fidelity VIP Investment Grade Bond Portfolio  50. Van Eck Worldwide Bond
24.Fidelity VIP MidCap Portfolio                 51. Van Eck Worldwide Emerging Markets Fund
25.Fidelity VIP Money Market Portfolio           52. Van Eck Worldwide Hard Assets Fund
26.Fidelity VIP Overseas Portfolio               53. Van Eck Worldwide Real Estate
27.INVESCO VIF-Financial Services Fund

This prospectus generally describes only the variable portion of the policy, except where the Fixed Account is specifically mentioned.

You should read this prospectus carefully and keep it for future reference. You should also have and read the current prospectuses for the funds.

                                TABLE OF CONTENTS

                                                                                                               PAGE

DEFINITIONS.......................................................................................................6
SUMMARY...........................................................................................................8
   Features of Advantage II Variable Annuity......................................................................8
      Your "Free Look" Right......................................................................................8
      Your Accumulation Value.....................................................................................8
      Flexible Premium Payments...................................................................................8
      Premium Bonus Rider.........................................................................................9
      Investment Choices.........................................................................................10
      Transfers..................................................................................................12
      Surrenders.................................................................................................12
   FEE TABLE.....................................................................................................13
   EXPENSE EXAMPLES..............................................................................................14
   Financial Information.........................................................................................15
   Charges and Fees..............................................................................................15
      Surrender Charge...........................................................................................15
      Mortality and Expense Risk Charge..........................................................................16
      Annual Maintenance Fee.....................................................................................16
      Transfer Fee...............................................................................................16
      Premium Taxes..............................................................................................16
      Optional Rider Charge......................................................................................16
   Optional premium bonus Rider..................................................................................16
   Suitability of the Contracts..................................................................................17
   Death Benefit.................................................................................................17
   Other Products................................................................................................17
   Inquiries And Correspondence..................................................................................18
   State Variations..............................................................................................18
SEPARATE ACCOUNT C AND THE FUNDS.................................................................................18
   Our Separate Account And Its Investment Divisions.............................................................18
      The Funds..................................................................................................19
      Investment Policies Of The Funds' Portfolios...............................................................19
   Amounts In Our Separate Account...............................................................................24
   We Own The Assets Of Our Separate Account.....................................................................24
   Our Right To Change How We Operate Our Separate Account.......................................................25
THE FIXED ACCOUNT................................................................................................25
DETAILED INFORMATION ABOUT THE CONTRACT..........................................................................27
   Requirements for Issuance of a Contract.......................................................................27
   Free Look.....................................................................................................27
   Tax-Free "Section 1035" Exchanges.............................................................................28
   Allocation of Premium Payments................................................................................28
      Changing Your Premium Allocation Percentages...............................................................28
      Premium Bonus Rider........................................................................................28
   Your Accumulation Value.......................................................................................29
      Transfers of Accumulation Value............................................................................29
   Market Timing and Excessive Trading Limits....................................................................30
   Surrenders....................................................................................................30
   Loans.........................................................................................................32
   Dollar Cost Averaging.........................................................................................33
      Fixed Account Dollar Cost Averaging ("Fixed Account DCA")..................................................34
   Portfolio Rebalancing.........................................................................................34
   Fixed Account Earnings Sweep Program..........................................................................35
   Systematic Withdrawals........................................................................................35
   Free Surrender Amount.........................................................................................36
   Death Benefit.................................................................................................36
   Payment of Death Benefits.....................................................................................37
CHARGES, FEES AND DEDUCTIONS.....................................................................................37
   Surrender Charges on Surrenders...............................................................................37
   Mortality and Expense Risk Charge.............................................................................38
   Annual Maintenance Fee........................................................................................38
   premium bonus Rider Charge....................................................................................38
   Transfer Charge...............................................................................................38
   Charges In The Funds..........................................................................................39
   Premium Taxes.................................................................................................39
   Other Taxes...................................................................................................39
FEDERAL TAX STATUS...............................................................................................39
   Introduction..................................................................................................39
   Annuity Contracts in General..................................................................................39
      Qualified and Nonqualified Contracts.......................................................................40
      Loans......................................................................................................41
      Diversification and Distribution Requirements..............................................................41
      Surrenders - Nonqualified Contracts........................................................................41
      Multiple Contracts.........................................................................................42
      Withholding................................................................................................42
      Annuity Payments...........................................................................................42
      Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations.................................43
      Taxation of Death Benefit Proceeds.........................................................................43
      Transfers, Assignments or Exchange of Contracts............................................................43
      Possible Tax Law Changes...................................................................................43
      Separate Account Charges...................................................................................43
   MATURITY DATE.................................................................................................43
      Selecting An Annuity Option................................................................................44
      Fixed Options..............................................................................................44
      Variable Options...........................................................................................45
      Payout Options.............................................................................................45
      Transfers after the Maturity Date..........................................................................46
ADDITIONAL INFORMATION...........................................................................................46
   Midland National Life Insurance Company.......................................................................46
   Fund Voting Rights............................................................................................46
      How We Determine Your Voting Shares........................................................................47
      Voting Privileges of Participants In Other Companies.......................................................47
   Our Reports to Owners.........................................................................................47
   Contract Periods, Anniversaries...............................................................................48
   Dividends.....................................................................................................48
   Performance...................................................................................................48
   Your Beneficiary..............................................................................................49
   Assigning Your Contract.......................................................................................49
   When We Pay Proceeds From This Contract.......................................................................49
   Sales Agreements..............................................................................................50
   Regulation....................................................................................................51
   Discount for Employees of Sammons Enterprises, Inc............................................................51
   Legal Matters.................................................................................................51
   Financial Statements..........................................................................................51
Statement of Additional Information..............................................................................52

                                   DEFINITIONS

Accumulation Unit means the units credited to each investment division in the Separate Account before the maturity date.

Accumulation Value means the sum of the amounts You have in Our Fixed Account and in the investment divisions of Our Separate Account under Your in force contract.

Annuitant means the person(s), designated by the owner, to whom periodic income will be paid. This is the person whose life is used to determine the amount and duration of any periodic income involving life contingencies. The annuitant will be considered the owner unless otherwise stated.

Annuity Unit means the units in the Separate Account, after the maturity date, that are used to determine the amount of the annuity payment.

Attained Age means the issue age plus the number of complete contract years since the issue date.

Beneficiary means the person or persons to whom the contract's death benefit is paid when the owner or annuitant dies before the maturity date.

Business Day means any day the New York Stock Exchange is open. Our business day ends when the New York Stock Exchange closes for regular trading.

Contract Anniversary means the same date in each contract year as the issue date.

Contract Month means a month that starts on the same date as the issue date in each month.

Contract Year means a year that starts on the issue date or on each anniversary thereafter.

Death Benefit means the amount We will pay when We receive due proof of the death of the owner or annuitant, prior to the maturity date and an election of how the death benefit is to be paid.

Executive Office means Our office located at One Midland Plaza, Sioux Falls, SD 57193. Please use Our Principal Office address and telephone number for all correspondence, payments, and inquiries.

Funds mean the investment companies, more commonly called mutual funds, available for investment by Our Separate Account on the issue date or as later changed by Us.

Investment Division means a division of Our Separate Account which invests exclusively in the shares of a specified portfolio of the funds.

Issue Age means the age of the annuitant on the last birthday before the issue date.

Issue Date means the date the contract goes into effect and from which contract anniversaries and contract years are determined.

Maturity Date means the date, specified in the contract, when annuity payments are to begin. The earliest possible maturity date is the 9th contract anniversary at which time You may annuitize Your full accumulation value. The maximum maturity date is the contract anniversary immediately following the annuitant's 100th birthday.

Net Premium means Your premium payment(s) minus any partial surrenders and any surrender charges.

Owner means the person who purchases a Advantage II Variable Annuity contract and makes the premium payments and is referred to as "You." The owner is entitled to exercise all rights and privileges provided in the contract.

Payee means the person who is entitled to receive annuity payments after an annuity is effected. On or after the maturity date, the annuitant will be the payee. If the annuitant or the owner dies prior to the maturity date, then the beneficiary is the payee.

Principal Office means where You write to Us to pay premiums or take other action, such as transfers between investment divisions. The address is:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                                 1-877-586-0240

Proof of Death means a certified copy of the death certificate or any other proof satisfactory to the Company.

Separate Account means the Midland National Life Separate Account C which receives and invests Your premiums under the contract.

Surrender Value means the Fixed Account accumulation value plus the Separate Account accumulation value on the date of surrender minus any surrender charge, non-vested premium bonus (if any), premium tax and annual maintenance fee.

Valuation Period means the time beginning at the close of the New York Stock Exchange on one business day and ending at the close of the New York Stock Exchange on the next business day.

                                     SUMMARY

In this prospectus "We", "Our", "Us", and "Company" mean Midland National Life Insurance Company. "You" and "Your" mean the owner of the contract. We refer to the person who is covered by the contract as the "annuitant", because the annuitant and the owner might not be the same.

The detailed information appearing later in this prospectus further explains the following summary. This summary must be read along with that detailed information. Unless otherwise indicated, the description of the contract in this prospectus assumes that the contract is in force.

Features of Advantage II Variable Annuity

The Advantage II Variable Annuity contract provides You with a basic contract to which You can add an optional rider. If You choose to add this rider, a corresponding charge will be deducted. The flexible premium deferred variable annuity contracts described in this prospectus provide for accumulation of the accumulation value and payment of annuity payments on a fixed or variable basis. The contracts are designed to aid individuals in long-term planning for retirement or other long-term purposes.

The contracts are available for situations that do not qualify for the special federal tax advantages available under the Internal Revenue Code (non-qualified contract) and for retirement plans which do qualify for those tax advantages (qualified contract).

This prospectus generally describes only the variable portion of the contract, except where the Fixed Account is specifically mentioned.

Your "Free Look" Right

You have a right to examine the contract and return it to Us. Your request generally must be postmarked no later than 10 days (or as required by state law) after You receive Your contract. (see "Free Look" on page 27 for more details).

Your Accumulation Value Your accumulation value depends on:

o    the amount and frequency of premium payments,

o    the selected portfolio's investment experience,

o    interest earned on amounts allocated to the Fixed Account,

o    partial surrenders, and

o    charges and deductions.

You bear the investment risk under the contract (except for amounts in the Fixed Account). There is no minimum guaranteed accumulation value with respect to any amounts allocated to the Separate Account. (See "Your Accumulation Value" on page 29).

Flexible Premium Payments

You may pay premiums whenever You want and in whatever amount You want, within certain limits. We generally require an initial minimum premium of at least $10,000. However, if You purchase a qualified contract, We may accept an initial premium of only $2,000. Other premium payments must be at least $50.

You may choose a planned periodic premium. You need not pay premiums according to the planned schedule.

Unless You receive approval from Us, the maximum amount of premium You can pay into this contract prior to the maturity date is $5,000,000. The maximum amount of premium that currently can be allocated or transferred to the Fixed Account prior to the maturity date is limited to $1,000,000 without prior approval from Us. We reserve the right to further restrict or even eliminate the ability to allocate or transfer to the fixed account.

Premium Bonus Rider

If You select the Premium Bonus Rider, then We will apply a credit of 6% to each premium payment that You make in the first contract year. In exchange for this credit, We will charge You an additional fee of 0.60% against Your Separate Account accumulation value each year during the first nine contract years. We will also reduce the current interest rate declared for the Fixed Account by 0.75% for the first nine contract years. Over time, the amount of the fees (and interest reductions) may exceed the amount of the bonus credits. In general, in order to receive a benefit from this rider, the Separate Account must experience a certain level of positive performance over a number of years and the contract must not be surrendered during the first nine years. Generally, the higher the rate of return, the more advantageous the Premium Bonus Rider becomes and vice versa.

Because the 0.60% charge associated with the Premium Bonus Rider will be assessed against the entire Separate Account value for the first nine contract years, contract owners who anticipate making additional premium payments after the first contract year should carefully examine the Premium Bonus Rider and consult their financial adviser regarding its desirability. Note carefully that the charge will be assessed against the Separate Account accumulated value attributable to premium payments made in years one through nine, but no bonus will be credited with respect to premium payments made anytime after the first contract year. If You exercise the right to examine provision in the contract, You will not receive any portion of the bonus amount. In the event of death, withdrawal, or surrender of the contract in the first nine contract years, You or Your beneficiary(ies) will only be entitled to that portion of the bonus, if any, that has vested at the time the event occurs. In contract years 10+, You will be entitled to 100% of the bonus amount. The vesting schedule for the premium bonus rider follows:

                    VESTING OF BONUS SCHEDULE

       Contract Year                  Amount Of Bonus Vested
             1                                   0
             2                          1/9 of bonus amount
             3                          2/9 of bonus amount
             4                          3/9 of bonus amount
             5                          4/9 of bonus amount
             6                          5/9 of bonus amount
             7                          6/9 of bonus amount
             8                          7/9 of bonus amount
             9                          8/9 of bonus amount
            10+                         9/9 of bonus amount

Investment Choices

You may allocate Your accumulation value to the investment divisions of Our Separate Account or to Our Fixed Account, which pays interest at a declared rate, or to a combination of these options.

Each of the Separate Account investment divisions invests in shares of a corresponding portfolio of one of the following "series" type mutual funds:

(1) Alger American Fund, (2) American Century Variable Portfolios, Inc.,
(3) Calvert Variable Series, Inc., (4) Fidelity's Variable Insurance Products Fund (VIP), (5) INVESCO Variable Investment Funds, Inc. (VIF), (6) J.P.
Morgan Series Trust II, (7) Janus Aspen Series, (8) Lord Abbett Series Fund, Inc., (9) MFS(R)Variable Insurance TrustSM, (10) PIMCO Variable Insurance Trust,
(11) Rydex Variable Trust, and (12) Van Eck Global Worldwide Insurance Trust. The portfolios have different investment policies and objectives.

For a full description of the portfolios, see the funds' prospectuses, which accompany this prospectus. (See "The Funds" on page 19).

The investment divisions that invest in portfolios of the Alger American Fund are:

o  Alger American Growth Portfolio
o  Alger American Leveraged AllCap Portfolio
o  Alger American MidCap Growth Portfolio
o  Alger American Small Capitalization Portfolio

The investment divisions that invest in portfolios of the American Century Variable Portfolios, Inc. are:

o  VP Balanced Portfolio
o  VP Capital Appreciation Portfolio
o  VP Income & Growth Portfolio
o  VP International Portfolio
o  VP Value Portfolio

The investment divisions that invest in portfolios of the Calvert Variable Series, Inc. are:

o  Calvert Variable Series Social Equity Portfolio
o  Calvert Variable Series Social Mid Cap Growth Portfolio
o  Calvert Variable Series Social Small Cap Growth Portfolio

The investment divisions that invest in portfolios of Fidelity's Variable Insurance Products Fund are:

o VIP Asset Managersm Portfolio
o VIP Asset Manager: Growth Portfolio
o VIP Balanced Portfolio
o VIP Contrafund(R) Portfolio
o VIP Equity-Income Portfolio
o VIP Growth & Income Portfolio
o VIP Growth Opportunities Portfolio
o VIP Growth Portfolio
o VIP High Income Portfolio
o VIP Index 500 Portfolio
o VIP Investment Grade Bond Portfolio
o VIP MidCap Portfolio
o VIP Money Market Portfolio
o VIP Overseas Portfolio

The investment divisions that invest in portfolios of the INVESCO Variable Investment Funds, Inc. are:

o VIF-Financial Services Fund
o VIF-Health Sciences Fund
o VIF-Technology Fund
o VIF-Utilities Fund

The investment divisions that invest in portfolios of the J.P. Morgan Series Trust II are:

o J.P. Morgan Series Trust II Bond Portfolio
o J.P. Morgan Series Trust II Small Company Portfolio

The investment divisions that invest in portfolios of the Janus Aspen Series are:

o Janus Growth and Income Portfolio

The investment divisions that invest in portfolios of the Lord Abbett Series Fund, Inc. are:

o Lord Abbett Growth & Income Portfolio
o Lord Abbett International Portfolio
o Lord Abbett MidCap Value Portfolio

VIF-Utilities Fund The investment divisions that invest in portfolios of the MFS(R) Variable Insurance Trustsm are:

o VIT Emerging Growth Series
o VIT Investors Trust Series
o VIT New Discovery Series
o VIT Research Series

The investment divisions that invest in PIMCO Variable Insurance Trust are:

o PIMCO VIT High Yield Portfolio
o PIMCO VIT Low Duration Portfolio
o PIMCO VIT Real Return Portfolio
o PIMCO VIT Total Return Portfolio

The investment divisions that invest in Rydex Variable Trust are:

o Rydex VT Arktos Fund
o Rydex VT Nova Fund
o Rydex VT OTC Fund
o Rydex VT U.S. Government Money Market Fund
o Rydex VT Ursa Fund

The investment divisions that invest in portfolios of the Van Eck Global Worldwide Insurance Trust are:

o Worldwide Bond Fund
o Worldwide Emerging Markets Fund
o Worldwide Hard Assets Fund
o Worldwide Real Estate Fund

Each portfolio pays a different investment management or advisory fee and different operating expenses. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company. See "Investment Policies Of The Funds' Portfolios" on page 19.

Transfers

You may transfer Your accumulation value among the investment divisions and between the Fixed Account and the investment divisions before the maturity date (although We may restrict or eliminate this transfer privilege at any time). The amount that You can transfer into the Fixed Account is limited. See "THE FIXED ACCOUNT" on page 25 for details. After the maturity date, You may make two transfers each year among the Separate Account investment divisions.

We require a minimum amount, usually $200 (or 100% of an investment division if less than $200), for each transfer.

Currently, We do not charge for making transfers. However, We reserve the right to assess a $15 administrative charge for each transfer after the 12th transfer in a contract year.

Transfer requests received before the New York Stock Exchange closes will take effect on that business day. Otherwise, the request will take effect on the business day following the day We receive Your request. Unit values are determined at the close of business on the day the request takes effect. See definition of "Business Day" on page 6 . For limitations on transfers to and from the Fixed Account, see "THE FIXED ACCOUNT" on page 25. For restrictions on transfers due to market timing, see "Market Timing and Excessive Trading Limits" on page 30.

Surrenders

You may generally withdraw all or part of Your surrender value at any time, before annuity payments begin. You may also elect a systematic withdrawal option (See "Systematic Withdrawals" on page 35). (Your retirement plan may restrict surrenders.) You may withdraw up to 10% of Your net premiums (premiums less prior partial surrenders, as determined on the date of the surrender request), once each contract year without incurring a surrender charge. (See "Free Surrender Amount" on page 36). We may impose a surrender charge on any surrender in excess of the free surrender amount (including surrenders to begin annuity payments), and upon full surrender We may also deduct an annual maintenance fee. The amount You request plus any surrender charge will be deducted from Your accumulation value. You may take a surrender in a lump sum or use it to purchase an annuity that will continue as long as You live or for some other period You select. A surrender may have negative tax consequences, including a 10% tax penalty on certain surrenders prior to age 59 1/2. Under non-qualified contracts, gain, if any, is withdrawn first for tax purposes and is taxed as ordinary income. (See "Surrender Charges on Surrenders" on page 37, "FEDERAL TAX STATUS" on page 39, and "Selecting An Annuity Option" on page 44.) Surrenders from contracts used for tax-qualified retirement plans may be restricted or penalized by the terms of the plan or applicable law.

FEE TABLE

The following tables list the fees and expenses that You will pay when buying, owning, and surrendering the contract. The first table lists the fees and expenses that You will pay at the time that You buy the contract, surrender the contract, or transfer accumulation value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses             Charge

Sales Load Imposed on Purchase                  None
Maximum Surrender Charge                        10.00%
Transfer Fee                                    $0-$151

The next table lists the fees and expenses that You may pay periodically during the time that You own the contract, not including portfolio company fees and expenses.

                                                   Guaranteed      Current
                                                     Maximum        Charge

Annual Maintenance Fee2                                $60           $30

Separate Account Annual Expenses
(as a percentage of average accumulation value)
Mortality and Expense Risk Charge                     1.40%         1.40%



Optional Premium Bonus Rider Charge -
(for first nine contract years)                       0.70%         0.60%
Total Separate Account Expenses with
the Optional Rider Charge                             2.10%         2.00%


1 We reserve the right to impose a $15 charge for each transfer after the twelve (12th) transfer in a contract year

2 The annual maintenance fee is deducted proportionally from the accumulation value at the time of the charge. We reserve the right to change this fee, however, it will not exceed $60 per contract year. The annual maintenance fee is reflected in the examples below by a method intended to show the "average" impact of the annual maintenance fee on an investment in the separate account. The annual maintenance fee is deducted only when the net premiums are less than $50,000 on non-403(b) contracts. In the examples, the annual maintenance fee is approximated as an annual asset charge of 0.17% (guaranteed) or 0.09% based on the estimated average accumulation value.

The next item shows the lowest and highest total operating expenses charged by the portfolio companies for the year ended December 31, 2002 (before any fee waiver or expense reimbursement). Expenses may be higher or lower in the future. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.

Total Annual Portfolio Company Operating Expenses             Minimum Maximum
(expenses that are deducted from portfolio company               0.29% 3.88%
assets, including management fees, distribution, and/or service (12b-1) fees and other expenses)

EXPENSE EXAMPLES

The following examples are intended to help You compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, annual maintenance fees, separate account annual expenses, and portfolio company operating expenses (for the year ended December 31, 2002).

Both examples assume that You invest $10,000 in the contract for the time periods indicated. The Examples also assume that Your investment has a 5% return each year. Although Your actual costs may be higher or lower, based on these assumptions, Your costs would be:

Example 1: Optional bonus rider is elected; guaranteed charges; highest portfolio expenses.

(1) If You surrender or annuitize Your contract at the end of the applicable time period:

                          1 Year      3 Years
                         ---------------------
                          $1,549      $2,643

(2) If You do NOT surrender Your contract:

                          1 Year      3 Years
                         ---------------------
                            $649      $1,923

Example 2: Optional bonus rider is not elected; current charge levels; lowest portfolio expenses.

(1) If You surrender or annuitize Your contract at the end of the applicable time period:

                          1 Year      3 Years
                         ---------------------
                           $1,495      $2,486

(2) If You do NOT surrender Your contract:

                          1 Year      3 Years
                         ---------------------
                            $595      $1,766

These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or lower than those shown. The assumed 5% annual rate of return is purely hypothetical; past or future returns may be greater or less than the assumed hypothetical return.

Financial Information

Our financial statements, and financial statements for the Separate Account, are in the Statement of Additional Information.

Charges and Fees

Surrender Charge

Sales expenses are not deducted from premium payments. However, a surrender charge may be assessed against premium payments when they are withdrawn, including full and partial surrenders to effect an annuity and systematic withdrawals. (See "Surrender Charges on Surrenders" on page 37.)

The length of time between the receipt of each premium payment and the surrender determines the surrender charge. For this purpose, premium payments will be deemed to be withdrawn in the order in which they are received and all partial surrenders will be made first from premium payments and then from other accumulation values. The charge is a percentage of the premium withdrawn and is as follows:

        Length of Time
     From Premium Payment          Surrender
      (Number of Years)              Charge
              1                       10%
              2                        9%
              3                        8%
              4                        7%
              5                        6%
              6                        5%
              7                        4%
              8                        3%
              9                        2%
             10+                       0%


No Surrender charge will be assessed upon:

(a) payment of death benefits;
(b) exercise of the free look right,
(c) surrender of the Free Surrender amount.

Under Midland National's current company practice, amounts withdrawn under the contract to comply with IRS minimum distribution rules are not subject to surrender charges. We reserve the right to change this practice in the future.

At the time of a withdrawal, if Your accumulation value is less than Your net premium, the surrender charge will still be assessed against the full remaining net premium amount. For example, if at the beginning of your second contract year your net premium was $10,000 and your accumulation value was $8,000, then in the event of a surrender, the second year surrender charge percentage of 9% would be charged on the $10,000 net premium amount and not the $8,000 accumulation value amount.

Surrenders may be subject to tax consequences. (See "FEDERAL TAX STATUS" on page 39.)

Mortality and Expense Risk Charge

We currently deduct a 1.40% per annum charge against all accumulation values held in the Separate Account for assuming the mortality and expense and other risks under the contract. (See "Mortality and Expense Risk Charge" on page 38.)

Annual Maintenance Fee

We deduct an annual maintenance fee of $30 from each contract. We reserve the right to increase this charge, however, it will not exceed $60 per contract year. Currently, We waive the annual maintenance fee for Qualified Plans under
Section 403(b) and for contracts with net premiums of $50,000 or more on the contract anniversary. (See "CHARGES, FEES AND DEDUCTIONS" on page 37.)

Transfer Fee

There may be a $15 charge for each transfer in excess of 12 in any one contract year.

Premium Taxes

We will deduct from Your accumulation value at surrender, death or annuitization the amount of any premium taxes levied by a state or any government entity. (See "Premium Taxes" on page 39).

Optional Rider Charge

We deduct an additional fee if You select the optional premium bonus rider. See "FEE TABLE" on page 13.

Optional Premium Bonus Rider

The following brief description of the Premium Bonus Rider is only a summary. This rider is subject to particular terms and conditions that are specified in the rider itself, so You should read the rider carefully if You are interested in it.

You may add the Premium Bonus Rider to the basic contract. You must elect this rider on Your contract supplemental application. We will deduct an additional daily charge if you elect this optional rider, at the annual rate of 0.60% annually, against Your Separate Account accumulation value for the first nine contract years. The investment divisions' accumulation unit values reflect these charges. The charge for this optional rider is in addition to the charges for the basic contract (stated in the Fee Table). We will also reduce the current interest rate declared for the Fixed Account by 0.75% for the first nine contract years. If You elect this rider, the total Separate Account expenses would be 2.0%. We reserve the right to change the charge for this optional rider. Once elected, this rider may not be terminated.

If You elect this rider on Your supplemental application, then We will credit a 6% bonus credit to Your premium payments received during the first contract year. You will vest a portion of this bonus over each of the first nine contract years. We will deduct an additional daily charge assessed against Your Separate Account accumulation value during the first nine contract years at the annual rate noted in the Fee Table (currently 0.60%). We will also reduce the current interest rate declared for the Fixed Account by 0.75% for the first nine contract years.

If You exercise the right to examine provision in the contract, You will not receive any portion of the bonus amount. In the event of death, withdrawal (including any penalty free withdrawals), or surrender of the contract in the first nine contract years, You or Your beneficiary(ies) will only be entitled to that portion of the bonus that has vested at the time the event occurs. In contract years 10+, You will be entitled to 100% of the bonus amount. The vesting schedule for the premium bonus rider follows:

                   VESTING OF BONUS SCHEDULE

      Contract Year                 Amount Of Bonus Vested
            1                                   0
            2                          1/9 of bonus amount
            3                          2/9 of bonus amount
            4                          3/9 of bonus amount
            5                          4/9 of bonus amount
            6                          5/9 of bonus amount
            7                          6/9 of bonus amount
            8                          7/9 of bonus amount
            9                          8/9 of bonus amount
            10                         9/9 of bonus amount

Suitability of the Contracts

Because of the surrender charge and other expenses, the contracts are not appropriate for short-term investment. The contracts may be most appropriate for those who have already made maximum use of other tax favored investment plans such as IRAs and 401(k) plans. The tax-deferred feature of the contracts is most favorable to those in high tax brackets. The tax-deferred feature is not necessary for a tax-qualified plan. In such instances, purchasers should consider whether other features, such as the death benefit and lifetime annuity payments, make the contract appropriate for their purposes. Before purchasing a contract for use in a qualified plan, you should obtain competent tax advice both as to the tax treatment of the contract and the suitability of the investment.

Death Benefit

The Advantage II Variable Annuity contract pays a death benefit when the annuitant or owner dies before the maturity date if the contract is still in force. The death benefit is equal to the greater of (a) the accumulation value or (b) net premiums. Premium taxes may be deducted from the death benefit proceeds.

Other Products

We may offer other variable annuity contracts through Our Separate Account that also invest in some of the same portfolios. These contracts may have different charges and may offer different benefits. We encourage You to carefully consider the costs and benefits of the contract to ensure that it is consistent with Your personal investment goals and needs. To obtain more information about these contracts, contact Your agent, or call Us at 1-877-586-0240.

Inquiries And Correspondence

If You have any questions about Your contract or need to make changes, then contact Your financial representative who sold You the contract, or contact Us at Our Principal Office at:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                             Phone #: 1-877-586-0240
                               Fax #: 866-270-9565

You may send correspondence and transaction requests to Us by facsimile or telephone. The procedures We follow for facsimile requests include a written confirmation sent directly to You following any transaction request. We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine.

The procedures We follow for transactions initiated by telephone may include requirements that callers identify themselves and the contract owner by name, social security number, date of birth of the owner or the annuitant, or other identifying information. We disclaim any liability for losses resulting from allegedly unauthorized facsimile or telephone requests that We believe to be genuine. We may record all telephone requests. There are risks associated with requests made by facsimile (possible falsification of faxed documents by others) or telephone (possible falsification of contract owner identity) when the original signed request is not sent to Our Principal Office. You bear those risks.

Facsimile and telephone correspondence and transaction requests may not always be available. Facsimile and telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay Our receipt of Your request. If You are experiencing problems, You should make Your correspondence and transaction request in writing.

State Variations

Certain provisions of the contracts may be different than the general description in this prospectus. See Your contract for specific variations since any such variations will be included in Your contract or in riders or endorsements attached to Your contract. See Your agent or contact Our Principal Office for additional information that may be applicable to Your state.

                        SEPARATE ACCOUNT C AND THE FUNDS

Our Separate Account And Its Investment Divisions

The "Separate Account" is the Midland National Life Separate Account C, established under the insurance laws of the State of South Dakota in March 1991 and now governed by Iowa law. It is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940. This registration does not involve any SEC supervision of its management or investment contracts. The Separate Account has a number of investment divisions, each of which invests in shares of a corresponding portfolio of the funds. You may allocate part or all of Your net premiums to any of the investment divisions of Our Separate Account.

The Funds

Each of the 53 portfolios available under the contract is commonly called a mutual fund. Each one is a "series" of one of the following open-end diversified investment companies:

(a) Alger American Fund,
(b) American Century Variable Portfolios, Inc.,
(c) Calvert Variable Series, Inc.,
(d) Fidelity's Variable Insurance Products Fund,
(e) INVESCO Variable Investment Funds, Inc.,
(f) J.P. Morgan Series Trust II,
(g) Janus Aspen Series
(h) Lord Abbett Series Fund, Inc.,
(i) MFS(R)Variable Insurance TrustSM,
(j) PIMCO Variable Insurance Trust,
(k) Rydex Variable Trust, and
(l) Van Eck Global Worldwide Insurance Trust.

Our Separate Account buys and sells the shares of each portfolio at net asset value (with no sales or surrender charge). More detailed information about the portfolios and their investment objectives, policies, risks, expenses and other aspects of their operations, appear in their prospectuses, which accompany this prospectus and in the fund's Statements of Additional Information. You should read the funds' prospectuses carefully before allocating or transferring money to any portfolio.

We may from time to time receive revenue from the funds and/or from their managers. The amounts of the revenue, if any, may be substantial and may vary from portfolio to portfolio and may be based on the amount of Our investment in the funds. Currently these revenues range from 0.10% to 0.25% of Midland's investment in the funds.

Investment Policies Of The Funds' Portfolios

Each portfolio tries to achieve a specified investment objective by following certain investment policies. A portfolio's objectives and policies affect its returns and risks. Each investment division's performance depends on the experience of the corresponding portfolio. The objectives of the portfolios are as follows:


Portfolio                          Objective

-------------------------------------------------------------------------------
Alger American Fund
-------------------------------------------------------------------------------
Alger American Growth Portfolio    Seeks long-term capital appreciation. It
                                   focuses on growing companies that generally
                                   have broad product lines, markets, financial
                                   resources and depth of management. Under
                                   normal circumstances, the portfolio invests
                                   primarily in the equity securities of large
                                   companies. The portfolio considers a large
                                   company to have a market capitalization of
                                   $1 billion or greater.
-------------------------------------------------------------------------------
Alger American Leveraged AllCap    Seeks long-term capital appreciation. Under
Portfolio                          normal circumstances, the portfolio invests,
                                   in the equity securities of companies of any
                                   size which demonstrate promising growth
                                   potential. The portfolio can leverage, that
                                   is, borrow money, up to one-third of its
                                   total assets to buy additional securities. By
                                   borrowing money, the portfolio has the
                                   potential to increase its returns if the
                                   increase in value of the securities purchased
                                   exceeds the cost of borrowing including
                                   interest paid on the money borrowed.
-------------------------------------------------------------------------------
Alger American MidCap Growth       Seeks long-term capital appreciation. It
Portfolio                          focuses on midsize companies with promising
                                   growth potential.  Under normal
                                   circumstances, the portfolio invests
                                   primarily in the equity securities of
                                   companies having a market capitalization
                                   within the range of companies in the S&P
                                   MidCap 400 Index(R)
-------------------------------------------------------------------------------
Alger American Small               Seeks long-term capital appreciation. It
Capitalization Portfolio           focuses on small, fast growing companies that
                                   offer innovative products, services or
                                   technologies to a rapidly expanding
                                   marketplace. Under normal circumstances, the
                                   portfolio invests primarily in the equity
                                   securities of small capitalization companies.
                                   A small capitalization company is one that
                                   has a market capitalization within the range
                                   of the Russell 2000 Growth Index(R) or the
                                   S&P SmallCap 600(R) Index.
-------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.
-------------------------------------------------------------------------------
American Century VP Balanced       Seeks capital growth and current income.
Portfolio                          Invests approximately 60 percent of its
                                   assets  in common stocks that management
                                   considers to have better than average
                                   potential for appreciation and the rest in
                                   fixed income securities.
-------------------------------------------------------------------------------
American Century VP Capital        Seeks capital growth by investing primarily
Appreciation Portfolio             in common stocks that management considers
                                   to have better-than-average prospects for
                                   appreciation.
-------------------------------------------------------------------------------
American Century VP Income &       Seeks dividend growth, current income and
Growth Portfolio                   capital appreciation. The Portfolio will seek
                                   to achieve its investment objective by
                                   investing in common stocks.
-------------------------------------------------------------------------------
American Century VP                Seeks capital growth by investing primarily
International Portfolio            in securities of foreign companies that
                                   management believes to have potential for
                                   appreciation.
-------------------------------------------------------------------------------
American Century VP Value          Seeks long-term capital growth with income
Portfolio                          as a secondary objective. Invests primarily
                                   in equity securities of well-established
                                   companies that management believes to be
                                   under-valued.
-------------------------------------------------------------------------------
Calvert Variable Series, Inc.,
-------------------------------------------------------------------------------
Calvert Variable Series Social     Seeks growth of capital through investment
Equity Portfolio                   in stocks of issuers in industries believed
                                   to offer opportunities for potential capital
                                   appreciation and which meet the Portfolio's
                                   investment and social criteria.
-------------------------------------------------------------------------------
Calvert Variable Series Social     Seeks to provide long-term capital
Mid Cap Growth Portfolio           appreciation by investing primarily in a
                                   nondiversified portfolio of the equity
                                   securities of mid-sized companies that are
                                   undervalued but demonstrate a potential for
                                   growth.
-------------------------------------------------------------------------------
Calvert Variable Series Social     Seeks to provide long-term capital
Small Cap Growth Portfolio         appreciation by investing primarily in equity
                                   securities of companies that have small
                                   market capitalization's.
-------------------------------------------------------------------------------
Fidelity's Variable Insurance Products Funds
-------------------------------------------------------------------------------
VIP Asset Manager:                 Seeks to maximize total return by allocating
Growth Portfolio                   its assets among stocks, bonds, short-term
                                   instruments, and other investments.
-------------------------------------------------------------------------------
VIP Asset ManagerSM                Seeks high total return with reduced risk
Portfolio                          over the long term by allocating its assets
                                   among the domestic and foreign stocks, bonds
                                   and short-term instruments.
-------------------------------------------------------------------------------
VIP Balanced Portfolio             Seeks both income and growth of capital. When
                                   the Investment Manager's outlook is neutral,
                                   it will invest approximately 60% of the
                                   fund's assets in equity securities and will
                                   always invest at least 25% of the fund's
                                   assets in fixed-income senior securities.
-------------------------------------------------------------------------------
VIP Contrafund(R)                  Seeks to achieve capital appreciation over
Portfolio                          the long term by investing in common stocks
                                   and securities of companies whose value the
                                   manager believes is not fully recognized by
                                   the public.
-------------------------------------------------------------------------------
VIP Equity-Income                  Seeks reasonable income by investing
Portfolio                          primarily in income-producing equity
                                   securities. In choosing these securities,
                                   the Investment Manager will consider the
                                   potential for capital appreciation. The
                                   Portfolio's goal is to achieve a yield which
                                   exceeds the composite yield on the securities
                                   comprising the Standard & Poor's Composite
                                   Index of 500 Stocks.
-------------------------------------------------------------------------------
VIP Growth & Income Portfolio      Seeks high total return, combining current
                                   income and capital appreciation. Invests
                                   mainly in stocks that pay current dividends
                                   and show potential for capital appreciation.
-------------------------------------------------------------------------------
VIP Growth Opportunities           Seeks capital growth by investing primarily
Portfolio                          in common stocks. Although the fund invests
                                   primarily in common stocks, it has the
                                   ability to purchase other securities,
                                   including bonds, which may be lower-quality
                                   debt securities.
-------------------------------------------------------------------------------
VIP Growth Portfolio               Seeks capital appreciation by investing in
                                   common stocks. The adviser invests the
                                   fund's assets in companies the adviser
                                   believes have above-average growth potential.
-------------------------------------------------------------------------------
VIP High Income                    Seeks a high level of current income by
Portfolio                          investing primarily in income-producing debt
                                   securities while also considering growth of
                                   capital. Contract owners should understand
                                   that the fund's unit price may be volatile
                                   due to the nature of the high yield bond
                                   marketplace
-------------------------------------------------------------------------------
VIP Index 500                      Seeks to provide investment results that
Portfolio                          correspond to the total return of common
                                   stocks publicly traded in the United States
                                   by duplicating the composition and total
                                   return of the Standard & Poor's Composite
                                   Index of 500 stocks.
-------------------------------------------------------------------------------
VIP Investment                     Seeks as high a level of current income as
Grade Bond                         is consistent with the preservation of
Portfolio                          capital by investing in U.S. dollar-
                                   denominated investment-grade bonds.
-------------------------------------------------------------------------------
VIP MidCap                         Seeks long term growth of capital.
Portfolio
-------------------------------------------------------------------------------
VIP Money Market                   Seeks as high a level of current income as is
Portfolio                          consistent with preservation of capital
                                   and liquidity by investing in U.S. dollar-
                                   denominated money market securities and
                                   repurchase agreements, and entering into
                                   reverse repurchase agreements.
-------------------------------------------------------------------------------
VIP Overseas                      Seeks long-term growth of capital, primarily
Portfolio                         through investments in foreign securities.
-------------------------------------------------------------------------------
INVESCO Variable Investment Funds Inc.
-------------------------------------------------------------------------------
INVESCO VIF-Financial Services    Seeks to make an investment grow by aggressive
Fund                              management. The Fund invests primarily in
                                  equity securities of companies involved in the
                                  financial services sector.
-------------------------------------------------------------------------------
INVESCO VIF-Health Sciences Fund   Seeks to make an investment grow by
                                   aggressive management. The Fund invests
                                   primarily in equity securities of companies
                                   that develop, produce, or distribute products
                                   or services related to health care.
-------------------------------------------------------------------------------
INVESCO VIF-Technology Fund        Seeks long-term capital growth. The Fund
                                   invests primarily in equity securities of
                                   companies engaged in technology-related
                                   industries.
-------------------------------------------------------------------------------
INVESCO VIF-Utilities Fund         Seeks capital appreciation and income. The
                                   Fund invests primarily in equity securities
                                   of companies that produce, generate, transmit
                                   or distribute natural gas or electricity, as
                                   well as in companies that provide
                                   telecommunications services, including local,
                                   long distance and wireless, and excluding
                                   broadcasting.
-------------------------------------------------------------------------------
J.P. Morgan Series Trust II
-------------------------------------------------------------------------------
JP Morgan Series Trust II Bond    Seeks to provide high total return consistent
Portfolio                         with moderate risk of capital and maintenance
                                  of liquidity.
-------------------------------------------------------------------------------
JP Morgan Series Trust II Small    Seeks to provide high total return from a
Company Portfolio                  portfolio of small company stocks.
-------------------------------------------------------------------------------
Janus Aspen Series
-------------------------------------------------------------------------------
Janus Aspen Series Growth and      Seeks long-term capital growth and current
Income Portfolio                   income.
-------------------------------------------------------------------------------
Lord Abbett Series Fund, Inc.
-------------------------------------------------------------------------------
Lord Abbett Growth and Income      Seeks long-term growth of capital and income
Portfolio                          without excessive fluctuations in market
                                   value.
-------------------------------------------------------------------------------
Lord Abbett International          Seeks long-term capital appreciation,
Portfolio                          invests primarily in equity securities of
                                   non-U.S. Issuers.
-------------------------------------------------------------------------------
Lord Abbett MidCap Value           Seeks capital appreciation through
Portfolio                          investments, primarily in equity securities,
                                   which are believed to be undervalued in the
                                   marketplace.
-------------------------------------------------------------------------------
MFS(R) Variable Insurance Trust
-------------------------------------------------------------------------------
MFS(R) VIT Emerging Growth Series  Seeks to provide long-term growth of capital and future income.
-------------------------------------------------------------------------------
MFS(R) VIT Investors Trust Series  Seeks mainly to provide long-term growth of capital and secondarily to provide reasonable
                                   current income.
-------------------------------------------------------------------------------
MFS(R) VIT New Discovery Series    Seeks capital appreciation.
-------------------------------------------------------------------------------
MFS(R) VIT Research Series         Seeks to provide long-term growth of capital
                                   and future income.
-------------------------------------------------------------------------------
PIMCO Variable Insurance Trust
-------------------------------------------------------------------------------
PIMCO VIT High Yield Portfolio     Seeks maximum total return consistent with
                                   preservation of capital and prudent
                                   investment management.
-------------------------------------------------------------------------------
PIMCO VIT Low Duration Portfolio   Seeks maximum total return consistent with
                                   preservation of capital and prudent
                                   investment management.
-------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio    Seeks maximum real return, consistent with
                                   preservation of real capital and prudent
                                   investment management.
-------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio   Seeks maximum total return, consistent with
                                   preservation of capital and prudent
                                   investment management.
-------------------------------------------------------------------------------
Rydex Variable Trust
-------------------------------------------------------------------------------
Rydex VT Arktos Fund               Seeks to provide investment results that will
                                   match the performance of a specific
                                   benchmark. The current benchmark is the
                                   inverse of the performance of the NASDAQ
                                   100 Index(TM). The NASDAQ 100 Index(TM)
                                   contains the 100 largest non-financial,
                                   non-utilities stocks in the NASDAQ Composite.
-------------------------------------------------------------------------------
Rydex VT Nova Fund                 Seeks to provide investment returns that
                                   correspond to 150% of the daily performance
                                   of the S&P 500(R) Index. The S&P 500 Index
                                   is an unmanaged index composed of 500 common
                                   stocks from a wide range of industries that
                                   are traded on the New York Stock Exchange,
                                   the American Stock Exchange and the NASDAQ.
-------------------------------------------------------------------------------
Rydex VT OTC Fund                  Seeks to provide investment results that
                                   correspond to a benchmark for
                                   over-the-counter securities. The current
                                   benchmark is the NASDAQ 100 Index(TM). The
                                   NASDAQ 100 Index(TM) contains the 100 largest
                                   non-financial, non-utilities stocks in the
                                   NASDAQ composite.
-------------------------------------------------------------------------------
Rydex VT U.S. Government Money     Seeks to provide security of principal, high
Market Fund                        current income, and liquidity.  The Fund
                                   invests primarily in money market instruments
                                   issued or guaranteed as to principal and
                                   interest by the U.S. Government, its agencies
                                   or instrumentalities, and enters into
                                   repurchase agreements fully collateralized by
                                   U.S. Government securities.
-------------------------------------------------------------------------------
Rydex VT Ursa Fund                 Seeks to provide investment returns that
                                   inversely correlate to the daily
                                   performance of the S&P 500 Index. The S&P
                                   500(R) Index is an unmanaged index composed
                                   of 500 common stocks from a wide range of
                                   industries that are traded on the New York
                                   Stock Exchange, the American Stock Exchange
                                   and the NASDAQ.
-------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust
-------------------------------------------------------------------------------
Van Eck Worldwide Bond Fund        Seeks high total return--income plus capital
                                   appreciation--by investing globally,
                                   primarily in a variety of debt securities.
-------------------------------------------------------------------------------
Van Eck Worldwide Emerging         Seeks long-term capital appreciation by
 Markets Fund                      investing in primarily equity securities in
                                   emerging markets around the world. The Fund
                                   emphasizes investment in countries that
                                   have relatively low gross national product
                                   per capita, as well as the potential for
                                   rapid economic growth.
-------------------------------------------------------------------------------
Van Eck Worldwide Hard Assets      Seeks long-term capital appreciation by
Fund                               investing primarily in "hard asset
                                   securities." Income is a secondary
                                   consideration.  Hard asset securities are
                                   the stocks, bonds, and other securities of
                                   companies that derive at least 50% of gross
                                   revenue or profit from exploration,
                                   development, production or distribution of
                                   precious metals, natural resources, real
                                   estate, and commodities.
-------------------------------------------------------------------------------
Van Eck Worldwide Real Estate      Seeks to maximize return by investing in
Fund                               equity securities of domestic and foreign
                                   companies that own significant real estate
                                   assets or assets that principally are engaged
                                   in the real estate industry.
-------------------------------------------------------------------------------

Fred Alger Management, Inc. manages the Alger American Fund. American Century Investment Management, Inc. manages the American Century VP portfolios. Calvert Asset Management Company, Inc. manages the Calvert Variable Series, Inc. Fidelity Management & Research Company manages the VIP portfolios. INVESCO Funds Group, Inc. manages the INVESCO Variable Investment Funds, Inc. J.P. Morgan Investment Management, Inc. manages the J.P. Morgan Series Trust II. Janus Capital Management LLC, manages the Janus Aspen Series. Lord Abbett & Co. manages the Lord Abbett Series Fund, Inc. MFS(R)Investment Management manages the MFS(R)Variable Insurance TrustSM. Pacific Investment Management Company LLC manages the PIMCO Variable Insurance Trust. Rydex Global Advisors manages the Rydex Variable Trust. Van Eck Global manages the Van Eck Global Worldwide Insurance Trust.

The funds may make a material change in their investment policies. In that case, We will send You notice of the change. Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may transfer any amount that You have in that investment division to another investment division. Such a transfer will not count as a transfer allowed after maturity, nor will it be counted for the purpose of determining whether a $15 administration fee will be assessed (see "Transfers of Accumulation Value" on page 29).

The funds sell their shares to Separate Accounts of various insurance companies to support both variable life insurance and variable annuity contracts, and to qualified retirement plans. We currently do not foresee any disadvantages to Our contract owners arising from this use of the funds for mixed and shared funding. The funds will monitor for possible conflicts arising out of this practice. If any such conflict or disadvantage does arise, We and/or the applicable Fund may take appropriate action to protect Your interests.

The Fund portfolios available under the contracts are not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the portfolios are very similar to the investment objectives and policies of other (publicly available) mutual fund portfolios that have very similar or nearly identical names and that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of any of the funds' portfolios that are available under the contracts may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the available portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment adviser or manager and the same investment objectives and policies and a very similar or nearly identical name.

Amounts In Our Separate Account

The amount You have in each investment division is represented by the value of the accumulation units credited to Your accumulation value for that investment division. The value You have in an investment division is the accumulation unit value times the number of accumulation units credited to You. Amounts allocated, transferred or added to the investment divisions are used to purchase accumulation units. Accumulation units of an investment division are purchased when You allocate net premiums or transfer amounts to that division. Accumulation units are sold or redeemed when You make a full or partial surrender or transfer amounts from an investment division, and to pay the death benefit when the annuitant or owner dies. We also redeem units to pay for certain charges.

We calculate the number of accumulation units purchased or redeemed in an investment division by dividing the dollar amount of the transaction by the investment division's accumulation unit value at the end of that day. The number of accumulation units credited to You will not vary because of changes in accumulation unit values.

The accumulation units of each investment division have different accumulation unit values. We determine accumulation unit values for the investment divisions at the end of each business day. The accumulation unit value for each investment division is initially set at $10.00. Accumulation unit values fluctuate with the investment performance of the corresponding portfolios of the funds. They reflect investment income, the portfolios' realized and unrealized capital gains and losses, and the funds' expenses. The accumulation unit values also reflect the daily asset charges We deduct from Our Separate Account at an effective annual rate of either 1.40% (for the basic contract only) or 2.0% (if You elect the optional rider). Additional information on the accumulation unit values is contained in the SAI.

We Own The Assets Of Our Separate Account

We own the assets of Our Separate Account and use them to support Your contract and other variable annuity contracts. We may permit charges owed to Us to stay in the Separate Account. Thus, We may also participate proportionately in the Separate Account. These accumulated amounts belong to Us and We may transfer them from the Separate Account to Our Fixed Account. The assets in the Separate Account equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities arising out of Our other business. The obligations under the contracts are Our obligations. The income, gains and losses (realized and unrealized) of the Separate Account are credited to or charged against the Separate Account without regard to Our other income, gains, or losses. Under certain unlikely circumstances, one investment division of the Separate Account may be liable for claims relating to the operations of another division.

Our Right To Change How We Operate Our Separate Account

We have the right to modify how We operate the Separate Account. In making any changes, We may not seek approval of contract owners (unless approval is required by law). We have the right to:

o add investment divisions to, or remove investment divisions from Our Separate Account;

o    combine two or more divisions within Our Separate Account;

o withdraw assets relating to Our variable annuities from one investment division and put them into another;

o eliminate a portfolio's shares and substitute shares of another portfolio of the funds or another open-end, registered investment company. This may happen if the portfolio's shares are no longer available for investment or, if in Our judgment, further investment in the portfolio is inappropriate in view of the Separate Account's purposes;

o end the registration of Our Separate Account under the Investment Company Act of 1940;

o operate Our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of "interested persons" of Midland under the Investment Company Act of 1940);

o disregard instructions from contract owners regarding a change in the investment objectives of the portfolio or the approval or disapproval of an investment advisory contract. (We would do so only if required by state insurance regulatory authorities, or otherwise pursuant to insurance law or regulation); and

o operate Our Separate Account or one or more of the investment divisions in any other form the law allows, including a form that allows Us to make direct investments. In addition, We may disapprove any change in investment advisors or investment policies unless a law or regulation provides differently.

If any changes are made that result in a material change in the underlying investments of any investment division, then You will be notified. We may, for example, cause the investment division to invest in a mutual fund other than or in addition to the current portfolios.

You may want to transfer the amount in that investment division as a result of changes We have made. If You do wish to transfer the amount You have in that investment division to another division of Our Separate Account, or to Our Fixed Account, then You may do so, without charge, by writing to Our Principal Office. At the same time, You may also change how Your net premiums are allocated.

                                THE FIXED ACCOUNT

You may allocate some or all of Your accumulation value to the Fixed Account, subject to certain limitations described below. The Fixed Account pays interest at a declared rate. The current interest rate is 2.5% per year. If you elect the Premium Bonus Rider, this rate will be reduced by 0.75% currently, (to a current interest rate of 1.75%) for the first nine contract years.

Your surrender value from the Fixed Account is guaranteed to be equal to or higher than 100% of the premium accumulated at a guaranteed interest rate of at least 1.5% per year minus any surrender charges, non-vested premium bonus (if any), partial surrenders or transfers.

The Fixed Account supports Our insurance and annuity obligations. Certain states do not permit allocations to and transfers from the Fixed Account. Because of applicable exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Fixed Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus which relate to the Fixed Account.

You may accumulate amounts in the Fixed Account by:

o  allocating net premiums,
o  transferring amounts from the investment divisions, or
o  earning interest on amounts You already have in the Fixed Account

Transfers, partial surrenders and allocated deductions reduce this amount. We reserve the right to limit the amount that, over the contract's life, You can allocate to the Fixed Account through allocating premiums and net transfers (amounts transferred in minus amounts transferred out).

The maximum increase to the Fixed Account in any contract year is limited to a total of $5,000. The sum of new premiums allocated plus any amount transferred from the Separate Account to the Fixed Account cannot exceed a total of $5,000 in any contract year without prior Company approval. Each request to exceed this maximum will be reviewed on a case-by-case basis.

The maximum amount of premium that can be allocated or transferred to the Fixed Account prior to the maturity date is $1,000,000. This amount cannot be exceeded without prior Company approval. Each request to exceed this maximum will be reviewed on a case-by-case basis.

We pay interest on all Your amounts in the Fixed Account. Currently, We intend to declare interest rates in advance and guarantee these rates for one-year periods. We have complete discretion regarding interest, if any, above the minimum guaranteed rate. You bear the risk that We will not credit interest above the 1.5% minimum.

You may transfer amounts among the investment divisions and between the Fixed Account and any investment divisions. The total amount transferred out of the Fixed Account in any contract year is limited to 20% of the accumulation value in the Fixed Account at the beginning of the contract year. This limit does not apply to transfers made in a Dollar Cost Averaging or Portfolio Rebalancing program.

The Fixed Account may not be available in all states. Your state of issue will determine if the Fixed Account is available on Your contract. Please check Your contract form to see if the Fixed Account is available on Your contract.

                     DETAILED INFORMATION ABOUT THE CONTRACT

Requirements for Issuance of a Contract

To buy a contract, You must send Us an application form and an initial premium payment of at least $10,000, or $2,000 for a qualified contract. This sale must take place through a representative who is licensed and registered to sell the contract. Once We accept Your application, You will be issued a contract that sets forth precisely Your rights and Our obligations. Additional premium payments, of at least $50 may then be made payable to Midland National Life and mailed to the Principal Office. If Your application is complete, then We will accept or reject it within two business days of receipt. If the application is incomplete, then We will attempt to complete it within five business days. If it is not complete at the end of this period (or cannot be accepted for some other reason), then We will inform You of the reason for delay and the premium payment will be returned immediately unless You let Us keep the premium until the application is complete.

Your initial premium payment will be allocated according to Your choice as of the business day We receive it or We accept Your application, whichever is later. Each premium received thereafter will be allocated to Our Separate Account or Fixed Account on the day of receipt, according to Your instructions, if received in good order before 4:00 p.m. eastern time; otherwise it will be allocated on the next business day or when it is in good order.

There may be delays in Our receipt of applications that are outside of Our control because of the failure of the selling agent to forward the application to Us promptly, or because of delays in determining that the contract is suitable for You. Any such delays will affect when Your contract can be issued and when Your premium payment is allocated among Our Fixed Account and/or investment divisions of Our Separate Account.

We offer variable annuity contracts that have different death benefits, contract features, and optional benefits. However, these other contracts also have different charges that would affect Your investment performance and accumulation value. To obtain more information about these other contracts, contact Our Principal Office.

Free Look

You generally have a 10-day Free Look period after You receive Your contract. You may review it and decide whether to keep or cancel it. If You cancel the contract, then You must return it to the agent who sold it to You or to Our Principal Office. If You cancel Your contract, then We will return:

1. the accumulation value less any premium bonus credit, or
2. if greater and if required by law, the full premium payment.

The length of the Free Look period may vary in certain states in compliance with specific regulations and legal requirements. The accumulation value will reflect both the positive and negative investment performance of the investment divisions of Our Separate Account chosen by You in the contract application.

Tax-Free "Section 1035" Exchanges

You can generally exchange one annuity contract for another in a "tax-free exchange" under the Section 1035 of the Internal Revenue Code. Before making an exchange, You should compare both annuities carefully. Remember that if You exchange another annuity for the one described in this prospectus, You might have to pay a surrender charge on Your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. You should not exchange another annuity for this one unless You determine, after knowing all the facts, that the exchange is in Your best interest and not just better for the person trying to sell You this contract (that person will generally earn a commission if You buy this contract through an exchange or otherwise).

Allocation of Premium Payments

You will specify Your desired premium allocation on the contract's supplemental application form. Your instructions in Your supplemental application will dictate how to allocate Your premiums. Allocation percentages may be any whole number (from 0 to 100) and the sum must equal 100. The allocation instructions in Your supplemental application will apply to all other premiums You pay, unless You change subsequent premium allocations by providing Us with written instructions. We reserve the right to limit the number of investment divisions in which You can have funds invested. In certain states, allocations to and transfers from the Fixed Account are not permitted.

Changing Your Premium Allocation Percentages

You may change the allocation percentages of Your premiums by writing to Our Principal Office and telling Us what changes You wish to make. These changes will effect transactions as of the date We receive Your request at Our Principal Office. While the Dollar Cost Averaging (DCA) program is in effect, the allocation percentages that apply to any premiums received will be the DCA allocation percentages unless You specify otherwise. (See "Dollar Cost Averaging" on page 32).

Premium Bonus Rider

At the time of Your application, You may choose the Premium Bonus Rider that will add a credit of 6% to Your premium payments received during the first contract year. You will vest a portion of this bonus over each of the first nine contract years. We will deduct an additional daily Separate Account charge of 0.60% per year for this rider. We deduct the daily charge against Your Separate Account accumulation value only during the first nine contract years. We expect to profit from this charge. We will also reduce the current interest rate declared for the Fixed Account by 0.75% for the first nine contract years.

If You exercise the right to examine provision in the contract, You will not receive any portion of the bonus amount. In the event of death, withdrawal (including any penalty free withdrawals), or surrender of the contract in the first nine contract years, You or Your beneficiary(ies) will only be entitled to that portion of the bonus, if any, that has vested at the time the event occurs. In contract years 10+, You will be entitled to 100% of the bonus amount. The vesting schedule for the premium bonus rider follows:

                 VESTING OF BONUS SCHEDULE

    Contract Year                  Amount Of Bonus Vested
          1                                   0
          2                          1/9 of bonus amount
          3                          2/9 of bonus amount
          4                          3/9 of bonus amount
          5                          4/9 of bonus amount
          6                          5/9 of bonus amount
          7                          6/9 of bonus amount
          8                          7/9 of bonus amount
          9                          8/9 of bonus amount
          10                         9/9 of bonus amount

Electing a Premium Bonus Rider may be beneficial to You only if You own the contract for sufficient length of time, and the investment performance of the underlying portfolios is sufficient to compensate for the additional charge associated with the Premium Bonus Rider. In general, in order to receive a benefit from this rider, the Separate Account must experience a certain level of positive performance over a number of years and the contract must not be surrendered during the first nine years. Generally, the higher rate of return, the more advantageous the Premium Bonus Rider becomes and vice versa.

Because the 0.60% annual charge associated with the Premium Bonus Rider will be assessed against the entire Separate Account value for the first nine contract years and the corresponding reduction in the Fixed Account interest will apply to the entire Fixed Account value for the first nine contract years, contract owners who anticipate making additional premium payments after the first contract year should carefully examine the Premium Bonus Rider and consult their financial adviser regarding its desirability. Note carefully that the charge will be assessed against the Separate Account accumulated value attributable to premium payments made in the first nine contract years, but no bonus will be credited with respect to premium payments made anytime after the first contract year.

Your Accumulation Value

Your accumulation value is the sum of Your amounts in the various investment divisions and in the Fixed Account. Your accumulation value reflects various charges. Transaction and surrender charges are made on the effective date of the transaction. Charges against Our Separate Account are reflected daily.

We guarantee amounts allocated to the Fixed Account. There is no guaranteed minimum accumulation value for amounts allocated to the investment divisions of Our Separate Account. You bear the investment risk. An investment division's performance will cause Your accumulation value to go up or down.

Transfers of Accumulation Value

You generally may transfer amounts among the investment divisions and between the Fixed Account and any investment division prior to maturity date. The amount that You can transfer into or out of the Fixed Account is limited. See "THE FIXED ACCOUNT" on page 25 for details. Currently, You may make an unlimited number of transfers of accumulation value in each contract year prior to the maturity date. However, We reserve the right to assess a $15 charge after the 12th transfer in a contract year.

The minimum transfer amount is $200 or 100% of an investment division if less than $200. The minimum amount does not have to come from or be transferred to just one investment division. The only requirement is that the total amount transferred that day equals the transfer minimum. Requests received before the New York Stock Exchange closes for regular trading will take effect on the same day if that day is a business day. Otherwise, the request will take effect on the business day following the day We receive Your request. Unit values are determined at the close of business on the day the request takes effect. For information regarding telephone or facsimile requests, see "Inquiries" on page
18. For limitations on transfers to and from the Fixed Account, see "THE FIXED ACCOUNT" on page 25.

After the maturity date, You can make only two transfers per contract year and only among the investment divisions of the Separate Account.

We reserve the right to restrict or eliminate this transfer privilege at any time.

Market Timing and Excessive Trading Limits

The contracts are first and foremost annuity contracts, designed for retirement or other long-term financial planning, and are not designed for or appropriate for market timers or other persons that use programmed, large, or frequent transfers. The use of such transfers can be disruptive to any underlying portfolio and harmful to other contract owners invested in the portfolio. We therefore reserve the right to reject any transfer request (or premium payment) from any person if, in Our judgment, it has the potential to adversely affect an underlying portfolio or other contract owners or if an underlying portfolio objects to or would reject Our transaction order. We may impose severe restrictions on transfers or even prohibit them for particular contract owners who, in Our view, have abused or appear likely to abuse the transfer privilege.

We may apply restrictions in any manner reasonably designed to prevent transfers that We consider disadvantageous to other owners. You will be notified in writing if Your transfer request has been refused or restricted.

Surrenders

You may withdraw all or part of Your surrender value by sending Us a written request. The surrender value is the Separate Account Accumulation value plus Fixed Account accumulation value less any non-vested premium bonus (if any), minus any applicable surrender charges and annual maintenance fee. In some states a premium tax charge may also be deducted. (Surrenders may be restricted by a retirement plan under which You are covered.) Partial surrenders from an investment division or the Fixed Account must be made in amounts of $500 or more (except for systematic withdrawals described below) and cannot reduce Your accumulation value to less than $500. If a partial surrender results in less than $500 remaining, then the entire accumulation value must be withdrawn. For a full surrender, you must send in your contract with your surrender request.

Any applicable surrender charge, non-vested premium bonus (if any), and any required tax withholding will be deducted from the amount paid. In addition, upon full surrender an annual maintenance fee (and possibly a premium tax charge) is also subtracted.

Requests received in good order before the New York Stock Exchange closes for regular trading will take effect on the same day if that day is a business day. Otherwise, the request will take effect on the business day following the day We receive Your request or when your request is in good order. Unit values are determined at the close of business on the day the request takes effect.

We will generally pay the surrender amount from the Separate Account within seven days after We receive a properly completed surrender request in good order. We may defer payment for a longer period only when:

o    trading on the New York Stock Exchange is restricted as defined by the SEC;

o the New York Stock Exchange is closed (other than customary weekend and holiday closing);

o an emergency exists as defined by the SEC as a result of which disposal of the Separate Account's securities or determination of the net asset value of each investment division is not reasonably practicable; or

o for such other periods as the SEC may by order permit for the protection of owners.

See "When We Pay Proceeds From This Contract" on page 49.

If We defer payment for 30 or more days, then during the period of deferment, We will pay interest at the rate required by the jurisdiction in which this contract is delivered.

We expect to pay the surrender amount from the Fixed Account promptly, but We have the right to delay payment for up to six months.

Unless You specify otherwise, Your partial surrender will be allocated among all investment divisions and the Fixed Account in the same proportion as Your accumulation value bears to each investment division and the Fixed Account. This allocation is subject to minimum amount requirements. The surrender charge will be determined without reference to the source of the partial surrender. The charge will be based on the length of time between premium payments and surrenders. (See "CHARGES, FEES AND DEDUCTIONS" on page 37.)

A surrender will generally have Federal income tax consequences that can include tax penalties and tax withholding. You should consult Your tax advisor before making a surrender. (See "FEDERAL TAX STATUS" on page 39.)

Under certain types of retirement arrangements, the Retirement Equity Act of 1984 provides that, in the case of a married participant, a surrender request must include the consent of the participant's spouse. This consent must contain the participant's signature and the notarized or properly witnessed signature of the participant's spouse. These spousal consent requirements generally apply to married participants in most qualified pension plans, including plans for self-employed individuals that are considered employee pension benefit plans under the Employee Retirement Income Security Act of 1974 (ERISA). You should check the terms of Your retirement plan and consult with a tax advisor before making a surrender. (See "FEDERAL TAX STATUS" on page 39.)

Loans

Loans are only available if You purchase this contract in connection with a qualified plan under Section 403(b). After the first contract anniversary and prior to the maturity date, owners of contracts issued in connection with
Section 403(b) qualified plans may request a loan using the contract as security for the loan. Only one loan may be outstanding at any time. Loans are subject to provisions of the Internal Revenue Code and the terms of the retirement program. You should consult a tax advisor before requesting a loan.

Only one loan can be made within a 12-month period. The loan amount must be at least $2,000 and must not exceed:

1. The contract value, minus
2. Any applicable surrender charges, minus
3. Any outstanding prior loans, minus
4. Loan interest to the end of the next contract year.

The portion of the contract value that is equal to the loan amount will be held in the Fixed Account and will earn interest at the fixed account minimum interest rate of 1.5% per year. You should tell Us how much of the loan You want taken from Your unloaned amount in the Fixed Account or from the Separate Account investment divisions. If You do not tell Us how to allocate Your loan, the loan will be allocated among all investment divisions and the Fixed Account in the same proportion as the value of Your interest in each division bears to Your total contract value. We will redeem units from each investment division equal in value to the amount of the loan allocated to that investment division and transfer that amount to the Fixed Account.

We charge interest on loans at the rate of 3.5% per year if the optional rider is not selected. If You purchase the optional Premium Bonus Rider, the loan interest charges will be increased by 1% to a rate of 4.5%. Loan interest is due on each contract anniversary. Unpaid interest will be added to the loan and accrue interest. If the total loan plus loan interest equals or exceeds the contract value minus any applicable surrender charges, then the contract will terminate with no further value. In such case, We will give You at least 31 days written notice. Termination under these circumstances may adversely affect the treatment of the contract under the Internal Revenue Code section 403(b).

The total loan plus loan interest will be deducted from any amount applied under a payment option or otherwise payable under the contract.

The loan agreement will describe the amount, duration, and restrictions on the loan. In general, loans must be repaid in monthly or quarterly installments within 5 years. If a quarterly installment is not received by the end of the calendar quarter following the calendar quarter in which the payment was due, then a deemed distribution of the entire amount of the outstanding loan principal, interest due, and any applicable charges under the contract, including any withdrawal charge, will be made. This deemed distribution may be subject to income and penalty tax under the Internal Revenue Code and may adversely affect the treatment of the contract under the Internal Revenue Code section 403(b).

A loan has a permanent effect on the contract value because the investment experience of the investment divisions will apply only to the unborrowed portion of the contract value. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the net investment results are greater than 1.5% per year while the loan is outstanding, then the contract value will not increase as rapidly as it would have if no debt were outstanding. If net investment results are below 1.5% per year, then the contract value will be higher than it would have been had no loan been outstanding. In addition, a loan costs You a net interest charge of 2.0% per year with no optional rider. If the optional Premium Bonus Rider is selected, a loan costs You a net interest charge of 3.0%.

Dollar Cost Averaging

The Dollar Cost Averaging (DCA) program enables You to make monthly or quarterly transfers of a predetermined dollar amount from the DCA source account (any investment division or the Fixed Account) into one or more of the investment divisions. This program may reduce the impact of market fluctuations by allocating monthly or quarterly, as opposed to allocating the total amount at one time. This plan of investing does not insure a profit or protect against a loss in declining markets. The minimum monthly or quarterly amount to be transferred using DCA is $200.

You can elect the DCA program at any time. Only one active DCA account is allowed at a time. You must complete the proper request forms and there must be a sufficient amount in the DCA source account. You can get a sufficient amount by paying a premium with the DCA request form allocating premiums, or transferring amounts to the DCA source account. Copies of the DCA request form can be obtained by contacting Us at Our Principal Office. The election will specify:

o    the DCA source account from which transfers will be made,

o that any money received with the form is to be placed into the DCA source account,

o the total monthly or quarterly amount to be transferred to the other investment divisions, and

o how that monthly or quarterly amount is to be allocated among the investment divisions.

o The DCA request form must be received with any premium payment You intend to apply to DCA.

Once You elect DCA, additional premiums can be deposited into the DCA source account by sending them in with a DCA request form. All amounts in the DCA source account will be available for transfer under the DCA program.

Any premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless You specify otherwise. You may change the DCA allocation percentages or DCA transfer amounts twice during a contract year.

If it is requested when the contract is issued, then DCA will start at the beginning of the second contract month. If it is requested after issue, then DCA will start at the beginning of the next contract month after the request is received.

If a DCA program is elected after issue and the source account is the Fixed Account, the minimum number of months for the program is 12 months.

We will process DCA transfers for a maximum of 24 months. You may continue to participate in the DCA program beyond the 24 month period by providing Us with written authorization at the end of each 24 month time period. DCA automatically terminates on the maturity date.

We do not charge any specific fees for You to participate in a DCA program. While We currently allow an unlimited number of free transfers, We do reserve the right to charge $15 for each transfer after the 12th in any contract year.

You may stop the DCA program at any time by sending Us written notice. We reserve the right to end the DCA program by sending You one month's written notice.

Fixed Account Dollar Cost Averaging ("Fixed Account DCA")

At the time of Your application, You may elect one of two Fixed Account DCA programs. These programs allow You to have a specified amount of Your initial premium transferred each month to the investment divisions of Your choice. These programs may only be elected at issue. We may declare interest rates in excess of the guaranteed minimum rate for premiums in the Fixed Account DCA program. However, the amount of interest credited to the Fixed Account DCA Accounts will never be less than the minimum guaranteed rate of 1.5%. The interest rate will vary depending upon the Fixed Account DCA program You choose at the time You purchase the contract. You may choose one of the following two Fixed Account DCA programs:

The 6-month Fixed Account DCA program: Under this program, You allocate Your initial premium to the 6-Month DCA account and We will credit a guaranteed rate of interest on the diminishing balance of the premium remaining in the 6-Month DCA account for a six-month period beginning on the issue date. Transfers will occur each month over the six-month period with the final transfer including all amounts remaining in the 6-Month DCA account.

The 12-Month Fixed Account DCA program: Under this program, You allocate Your initial premium to the 12-Month DCA account and We will credit a guaranteed rate of interest on the diminishing balance of the premium remaining in the 12-Month DCA account for a twelve-month period beginning on the issue date. Transfers will occur each month over the twelve-month period with the final transfer including all amounts remaining in the 12-Month DCA account.

Fixed Account Dollar Cost Averaging may not be available in all states. Your state of issue will determine if Fixed Account Cost Averaging is available on Your contract. Please check Your contract form to see if Fixed Account Dollar Cost Averaging is available on Your contract.

Portfolio Rebalancing

The Portfolio Rebalancing option allows contract owners, who are not Dollar Cost Averaging, to reset the percentage of accumulation value allocated to each investment division to a pre-set percentage level on a monthly, quarterly, semi-annual, or annual basis. The accumulation value must be at least $5,000 on each contract anniversary to be eligible for this program. If You elect this option, then on the contract "anniversary date" each month or quarter, We will transfer the amounts needed to "rebalance" the accumulation value to Your specified percentages. Rebalancing may result in transferring amounts from an investment division earning a relatively high return to one earning a relatively low return.

Portfolio Rebalancing will remain in effect until We receive Your written termination request. We reserve the right to end the Portfolio Rebalancing option by sending You one month's notice. Contact Us at Our Principal Office to elect the Portfolio Rebalancing option.

There is no charge for Portfolio Rebalancing.

Fixed Account Earnings Sweep Program

You may elect to have any Fixed Account interest earnings transferred on a monthly or quarterly basis to one or more of the Separate Account investment divisions. Transfers will be made on the contract anniversary day each month or quarter to the investment divisions You select or according to the DCA program. While this program is active, You may not allocate future premium payments to the Fixed Account. There is no charge for earnings sweep transfers and an earnings sweep transfer is not considered a transfer for purposes of possibly assessing a transfer charge. Amounts transferred out of the Fixed Account due to an earnings sweep transfer are counted toward the 20% of Fixed Account accumulation value that may be transferred out of the Fixed Account during any contract year.

The Fixed Account Earnings Sweep Program may not be available in all states. Your state of issue will determine if The Fixed Account Earnings Sweep Program is available on Your contract.

Systematic Withdrawals

The Systematic Withdrawal feature allows You to have a portion of the accumulation value withdrawn automatically. These payments can be made only: (1) while the annuitant is living, (2) before the maturity date, and (3) after the Free Look period. You may elect this option by sending a properly completed Preauthorized Systematic Withdrawal Request Form to Our Principal Office. You may designate the systematic withdrawal amount or the period for systematic withdrawal payments. You will also designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, semi-annually or annually. See Your contract for details on systematic withdrawal options and when each begins.

If the New York Stock Exchange is closed on the day when the withdrawal is otherwise to be made, then the withdrawal will be processed the next business day. The deduction caused by the systematic withdrawal will be allocated proportionately to Your accumulation value in the investment divisions and the Fixed Account.

You can stop or modify the systematic withdrawals by sending Us a written request. A proper written request must include the consent of any effective assignee or irrevocable beneficiary, if applicable.

Each systematic withdrawal must be at least $200. We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $200. Upon payment, We reduce Your accumulation value by an amount equal to the payment proceeds plus any applicable surrender charge. (See "Surrender Charges on Surrenders" on page 37). The surrender charge applies to systematic withdrawals in excess of the free partial surrender amount in the same manner as it applies to other partial surrenders. The Premium Bonus Rider vesting schedule also applies.

Systematic withdrawals taken to satisfy IRS required minimum surrenders and paid under a life expectancy option will not be subject to a surrender charge. Any systematic withdrawal that would equal or exceed the surrender value will be treated as a complete surrender. In no event will the payment of a systematic withdrawal exceed the surrender value. The contract will automatically terminate if a systematic withdrawal causes the contract's surrender value to equal zero.

To the extent, if any, that there is gain in the contract, systematic withdrawals generally are included in the contract owner's gross income for tax purposes in the year in which the withdrawal occurs, and may be subject to a penalty tax of 10% before age 59 1/2. Additional terms and conditions for the systematic withdrawal program are set forth in Your contract and in the application for the program.

Free Surrender Amount

You may withdraw up to 10% of Your net premiums (premiums less partial surrenders) once each contract year without incurring a surrender charge in each contract year. The value of 10% of the net premiums is determined on the date of the first partial surrender. If this option is not exercised or if less than 10% is withdrawn, any unused amount will not be carried over to a subsequent contract year.

Death Benefit

If the annuitant or the owner dies before the maturity date, then the death benefit must be paid within 5 years of the annuitant's or owner's death (other than amounts payable to, or for the benefit of, the surviving spouse of the owner). For joint annuitants the death benefit is paid upon the second death. For joint owners the death benefit is paid upon the first death. The value of the death benefit, as described below, will be determined based on the accumulation value on the business day that Our Principal Office receives proof of death.

When a death benefit is paid on the death of the owner or joint owner and a payment option is selected, the payment option must be an annuity for the life of the payee or for a period extending no longer than the payee's life expectancy, and payments must begin within one year of the date of death.

If an owner dies on or after the maturity date, then any remaining amounts, other than amounts payable to, or for the benefit of, the owner's surviving spouse, must be paid at least as rapidly as the benefits were being paid at the time of the owner's death. Other rules relating to distributions at death apply to qualified contracts.

If joint owners or joint annuitants die within 24 hours of one another, they are considered to have died simultaneously and the eldest is presumed to have died first. In the event of simultaneous death of the owner and the annuitant, the owner is presumed to have died first, and the owner's beneficiary would be paid the death benefit.

The death benefit paid to the beneficiary will be the greatest of:
(a) the accumulation value; or
(b) 100% of the total net premium payments made to Your contract.

Premium taxes may be deducted from the death benefit proceeds.

Payment of Death Benefits

In most cases, when a death benefit is paid in a lump sum, We will pay the death benefit by establishing an interest bearing account, called the "Midland Access Account" for the beneficiary, in the amount of the death benefit. We will send the beneficiary a checkbook, and the beneficiary will have access to the account simply by writing a check for all or any part of the amount of the death benefit. The Midland Access Account is part of Our Fixed Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of Our Fixed Account, it is subject to the claims of Our creditors. We receive a benefit from all amounts left in the Midland Access Account.

                          CHARGES, FEES AND DEDUCTIONS

Surrender Charges on Surrenders

We may deduct a surrender charge from any full or partial surrender (including a surrender to effect an annuity and on systematic withdrawals). This charge partially reimburses Us for the selling and distributing costs of this contract. These include commissions and the costs of preparing sales literature and printing prospectuses. If the surrender charge is insufficient to cover all distribution expenses, then the deficiency will be met from Our surplus that may be, in part, derived from mortality and expense risks charges (described below). For the purpose of determining the surrender charge, any amount that You withdraw will be treated as being from premiums first, and then from investment income, if any (and without regard to allocations of premiums or surrenders among investment divisions). . Premium payments are considered withdrawn in the order that they were received. There is no surrender charge on the investment income (if any) withdrawn.

The length of time between each premium payment and surrender determines the amount of the surrender charge

The charge is a percentage of the premiums withdrawn and equals:

      Length of Time from
        Premium Payment                Surrender
       (Number of Years)                Charge
                1                        10%
                2                         9%
                3                         8%
                4                         7%
                5                         6%
                6                         5%
                7                         4%
                8                         3%
                9                         2%
               10+                        0%

At the time of withdrawal, if Your accumulation value is less than Your net premium, the surrender charge will still be assessed against the full remaining net premium amount.

Under Midland National's current company practice, amounts withdrawn under the contract to comply with IRS minimum distribution rules and paid under a life expectancy option will not be subject to a surrender charge. We reserve the right to change this practice in the future. Amounts withdrawn to comply with IRS minimum distribution rules will reduce the amount available under the free surrender amount.

Mortality and Expense Risk Charge

We deduct a daily charge for mortality and expense risks at an effective annual rate to 1.40% of the accumulation values in the Separate Account. The investment division's accumulation unit values reflect this charge. We expect to profit from this charge. We may use the profit for any purpose including paying distribution expenses.

Annual Maintenance Fee

We deduct an annual maintenance fee of $30 on each contract anniversary on or before the maturity date. We reserve the right to increase this charge, however, it will not exceed $60 per contract year. We waive this charge if Your contract is a Qualified Plan under Section 403(b) or if Your net premium is $50,000 or more on the contract anniversary. This charge is for Our record keeping and other expenses incurred in maintaining the contracts. At the end of each contract year We deduct this charge proportionally from each investment division and the Fixed Account. If the contract is surrendered during a contract year and the net premium is less than $50,000, then We will deduct the full annual maintenance fee for the current contract year at that time. We will not deduct the annual maintenance fee in the event of annuitization or death.

We may reduce the annual maintenance fee for contracts issued in a manner that results in a savings of administrative expenses. The amount of reductions will be considered on a case-by-case basis and reflect Our expected reductions in administrative expenses.

Premium Bonus Rider Charge

We deduct an extra charge on a daily or other periodic basis if You select the optional Premium Bonus rider, as a percentage, currently at an annual rate of 0.60% of the accumulation value in the Separate Account. These charges are specified above in the Fee Table section of this prospectus.

Transfer Charge

Currently, We do not charge You for making transfers of accumulation value among investment divisions. We reserve the right to assess a $15 charge for each transfer after the 12th transfer in a contract year.

If We charge You for making a transfer, then We will allocate the charge proportionally to the investment divisions and Fixed Account from which the transfer is being made. All transfers included in one transfer request count as only one transfer for purposes of any fee. For example, if the transfer is made from two investment divisions and a charge applies, then a $7.50 transfer charge will be deducted from each of the two investment divisions.

Charges In The Funds

The funds charge their portfolios for managing investments and providing services. The portfolios may also pay operating expenses. Each portfolio's charges and expenses vary. See the funds' prospectuses for more information.

Premium Taxes

Midland will deduct from Your accumulation value at surrender, death or annuitization a charge for any premium taxes levied by a state or any other government entity. Premium taxes currently levied by certain jurisdictions vary from 0% to 3.5%. This range is subject to change. The company currently deducts such charges from contracts issued in the states of South Dakota, Wyoming, Maine, and West Virginia. These states and jurisdictions are subject to change.

Other Taxes

At the present time, We do not make any charges to the Separate Account for any federal, state, or local taxes (other than premium taxes) that We incur which may be attributable to such account or to the contracts. We reserve the right to make a charge for any such tax or economic burden resulting from the application of the tax laws.

                               FEDERAL TAX STATUS

Introduction

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult Your own tax advisor about Your own circumstances. We have included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

Deferred annuities are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally You will not be taxed on the gain, if any, on the money held in Your annuity contract until You take the money out. This is referred to as tax deferral. There are different rules as to how You will be taxed depending on how You take the money out and the type of contract - qualified or nonqualified (discussed below).

You will generally not be taxed on increases in the value of Your contract until a distribution occurs - either as a surrender or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified contract, the contract will generally not be treated as an annuity for tax purposes. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax advisor.

Qualified and Nonqualified Contracts

If You purchase the contract under an individual retirement annuity, Your contract is referred to as a qualified contract.

Qualified contracts are issued in connection with the following plan:

o Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the contract.

o A Roth IRA also allows individuals to make contributions to the contract, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.

o Corporate Pension and Profit-Sharing and H.R. 10 Plan: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the contract on a pre-tax basis.

o Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organization can establish a plan to defer compensation on behalf of their employees through contributions to the contract.

o Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A Qualified Contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. Code section 403(b)(11) restricts the distribution under Code section 403(b) annuity contracts of:

     1. elective contributions made in years beginning after December 31, 1988;

     2.   earning on those contributions; and

     3. earnings in such years on amounts held as of the last year beginning before January 1, 1989.

     Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, disability, severance from employment, or hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

The contract contains death benefit features that in some cases may exceed the greater of the premium payments or the accumulation value. The Internal Revenue Service has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether the death benefit provision, such as the provisions in the contract, comports with IRA qualification requirements.

Qualified contracts have minimum distribution rules that govern the timing and amount of distributions. Distributions before age 59 1/2 may be subject to a 10% penalty tax. Also, distributions from qualified contracts are generally subject to withholding, and "eligible rollover distributions" from corporate pension and profit-sharing and H.R. 10 plans are subject to a mandatory 20% withholding except in the case of a direct rollover.

Loans

Loans are available only if the contract if used in a Section 403(b) qualified plan. If the amount or duration of the loan violates Internal Revenue Code requirements, then You may be subject to income tax or a penalty. IRS authorities and the Department of Labor suggest that in certain circumstances a loan may result in adverse tax and ERISA consequences for Section 403(b) programs. A loan issued in connection with a 403(b) plan is generally subject to a limit of the lesser of $50,000 or 50% of the participant's vested ownership in the 403(b) plan. The maximum loan amount may be lower if You currently have or have had a plan loan in the last 12 months. In addition, the Department of Labor has issued regulations governing plan participant loans under the retirement plans subject to ERISA and the Department of Labor's regulations contain requirements for plan loans relating to their availability, amount and other matters. These requirements require, in part, that a loan from an ERISA-governed plan be made under a enforceable agreement, bear a reasonable rate of interest be adequately secured, provide a reasonable payment schedule, and be made available on a basis that does not discriminate in favor of employees who are officers or shareholders or who are highly compensated. Failure to comply with these requirements may result in penalties under the Code and ERISA. You are responsible for determining whether Your plan is subject to, and complies with, ERISA and the Department of Labor's regulations governing plan loans. You should consult a tax advisor before taking a loan.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The annuity must also meet certain distribution requirements at the death of an owner in order to be treated as an annuity contract. These diversification and distribution requirements are discussed in the SAI. Midland may modify the contract to attempt to maintain favorable tax treatment.

Surrenders - Nonqualified Contracts

If You purchase the contract as an individual and not under an individual retirement annuity, Your contract is referred to as a nonqualified contract.

If You make a surrender from a nonqualified contract before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from gain and then from Your premium payments. When You make a surrender You are taxed on the amount of the surrender that is gain. If You make a full surrender, You are generally taxed on the amount that Your surrender proceeds exceeds the "investment in the contract," which is generally Your premiums paid (adjusted for any prior partial surrenders that came out of the premiums). The bonus credit will be considered gain. Different rules apply for annuity payments. See "Annuity Payments" below.

The Internal Revenue Code also provides that surrendered gain may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some surrenders will be exempt from the penalty. This includes any amount:

o    paid on or after the taxpayer reaches age 59 1/2;

o    paid after an owner dies;

o paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code;

o paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

o    paid under an immediate maturity; or

o    which come from premium payments made prior to August 14, 1982.

Multiple Contracts

All nonqualified deferred contracts that are issued by Midland (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner's income when a taxable distribution occurs.

Withholding

Distributions from qualified and nonqualified contracts, generally are subject to withholding for Your federal income tax liability. The withholding rate varies according to the type of distribution and Your tax status. You will be provided the opportunity to elect not to have tax withheld from distributions.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option You select, in general, for nonqualified and certain qualified contracts, only a portion of the annuity payments You receive will be includable in Your gross income.

In general, the excludable portion of each annuity payment You receive will be determined as follows:

o Fixed payments - by dividing the "investment in the contract" on the maturity date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

o Variable payments - by dividing the "investment in the contract" on the maturity date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If You select more than one annuity payment option, special rules govern the allocation of the contract's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise You to consult a competent tax advisor as to the potential tax effects of allocation amounts to any particular annuity payment option.

If, after the annuity commencement date, annuity payments stop because an annuitant has died, the excess (if any) of the "investment in the contract" as of the annuity maturity date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for Your last taxable year.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

The discussion above provided general information regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner's country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation for any annuity contract purchase.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the contract because of the death of an owner or an annuitant. Generally, such amounts should be includable in the income of the recipient:

o if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or

o if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchange of Contracts

A transfer of ownership or absolute assignment of a contract, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain maturity dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax advisor with respect to the potential tax effect s of such a transaction.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the contract.

Separate Account Charges

It is possible that the Internal Revenue Service may take a position that fees for certain optional benefits are deemed to be taxable distributions to You. Although We do not believe that the fees associated with any optional benefit provided under the contract should be treated as taxable surrenders, You should consult Your tax advisor prior to selecting any optional benefit under the contract.

MATURITY DATE

The maturity date is the date on which income payments will begin. The earliest possible maturity date is the 9th contract anniversary at which time You may annuitize Your full accumulation value. The maximum maturity date is the contract anniversary immediately following the annuitant's 100th birthday. You may change the maturity date by sending written notice to Our Principal Office. We must receive Your written notice at least 30 days prior to the original maturity date.

If You have not previously specified otherwise and have not elected certain systematic withdrawal options, then on the maturity date You may:

1.   take the surrender value in one lump sum, or

2. convert the surrender value into an annuity payable to the annuitant under one of the payment options described below.

Selecting An Annuity Option

You may apply the proceeds of a surrender to effect an annuity. Unless You choose otherwise, Your surrender value from the Fixed Account will be applied to a 10 year certain and life fixed payout and the surrender value from the Separate Account will be applied to a 10 year certain and life variable payout. The first monthly annuity payment will be made within one month after the maturity date. Variable payment options are not available in certain states.

Currently, the payment options are only available if the proceeds applied are $2,500 or more and the first periodic payment will be at least $50. We reserve the right to change the payment frequency so that payments are at least $50.

The payee's actual age will affect each payment amount for annuity income options involving life income. The amount of each annuity payment to older payees will be greater than for younger payees because payments to older payees are expected to be fewer in number. For annuity income options that do not involve life income, the length of the payment period will affect the amount of each payment. With a shorter period, the amount of each annuity payment will be greater. Payments that occur more frequently will be smaller than those occurring less frequently.

The payee or any other person who is entitled to receive payments may name a beneficiary to receive any amount that We would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the beneficiary at any time.

Payment options will be subject to Our rules at the time of selection. We must approve any arrangements that involve more than one of the payment options, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary or an assignee. Also, the details of all arrangements will be subject to Our rules at the time the arrangements take effect. This includes

o    rules on the minimum amount We will pay under an option;

o minimum amounts for installment payments, surrender or commutation rights (Your rights to receive payments over time, for which We may offer You a lump sum payment);

o the naming of people who are entitled to receive payment and their beneficiaries; and

o    the ways of proving age, gender, and survival.

You choose a payment option when You apply for a contract and may change it by writing to Our Principal Office. You must elect the payment plan at least 30 days before the maturity date.

Fixed Options

Payments under the fixed options are not affected by the investment experience of any investment division. The surrender value as of the maturity date will be applied to the fixed option selected. We guarantee interest under the fixed options at a rate of 1.5% a year. We may also credit interest under the fixed deposit options at a rate that is above the 1.5% guaranteed rate (this is at Our complete discretion). Thereafter, interest or payments are fixed according to the options chosen.

Variable Options

Payments under the variable options will vary in amount depending on the investment experience of the investment divisions. Variable payment options are not available in certain states.

The annuity tables contained in the contract are based on a 5% (five percent) assumed investment rate. This is a fulcrum rate around which variable annuity payments will fluctuate to reflect whether the investment experience of the investment divisions is better or worse than the assumed investment rate. If the actual investment experience exceeds the assumed investment rate, then the payment will increase. Conversely, if the actual investment experience is less than the assumed rate, then payments will decrease.

We determine the amount of the first monthly variable payment by applying the value in each investment division (as of a date not more than 10 business days prior to the maturity date) to the appropriate rate (from the annuity tables in the contract) for the payout options selected using the payee's age and sex (where permissible). The amount of the first payment will then be used to determine the number of annuity units for each investment division. The number of annuity units is used to determine the amount of subsequent variable payments.

The annuity unit value for each investment division will be initially set at $10. Thereafter the annuity unit value will vary with the investment experience of the investment division and will reflect the mortality and expense risk charge We make at an effective annual rate of 1.40% (charges for optional riders discontinue after the maturity date). The annuity unit value will increase if the net investment experience (investment experience minus the asset charge) is greater than the 5% assumed investment rate. The annuity unit value will decrease if the net investment experience is less than the 5% assumed investment rate.

The amount of each subsequent variable payment will be determined for each investment division by multiplying the number of annuity units by the annuity unit value.

Additional information on the variable annuity payments is contained in the SAI that can be obtained by writing to Our Principal Office.

Payout Options

The following four payout options are available:

1. Income for Specified Period: We pay installments for a specified period. We will pay the amount applied in equal installments plus applicable interest (excess interest may be paid at Our discretion), for a specified time, up to 20 years.

2. Life Annuity: We will pay the money as monthly income for life. You may choose from 1 of 2 ways to receive the income:

     (a) Life Annuity: We will pay equal monthly payments during the lifetime of the payee. With a life annuity payment option, payments will only be made as long as the payee is alive. Therefore, if the payee dies after the first payment, then only one payment will be made.

     (b) With Certain Period: We will pay equal monthly payments for a selected number of guaranteed payments, and then for as long as the payee is living thereafter.

3. Income for a Specified Amount: We will pay income of the accumulation value until the principal and interest are exhausted. Payments will begin on the maturity date and will continue until the principal and interest, at the rate of 1.5% compounded per annum, are exhausted.

4. Joint and Survivor Income: We will make monthly payments until the last surviving payee's death. Therefore, if both payees die after the first payment, then only one payment will be made. The annuitant must be at least 50 years old and the beneficiary/payee must be at least 45 years old, at the time of the first monthly payment.

Transfers after the Maturity Date

After the maturity date, only two transfers per contract year may be made among the investment divisions. Transfer requests received in good order before the New York Stock Exchange closes will take effect on the same day if that day is a business day. Otherwise, the request will take effect on the business day following the day We receive Your request or it is put in good order. Unit values are determined at the close of business on the day the request takes effect. The transfer request must be received at least 10 business days before the due date of the first annuity payment to which the change will apply. Transfers after the annuity payments have started will be based on the annuity unit values. There will be no transfer charge for this transfer. No transfers are allowed to or from the Fixed Account.

                             ADDITIONAL INFORMATION

Midland National Life Insurance Company

We are Midland National Life Insurance Company, a stock life insurance company. Midland was organized in 1906, in South Dakota, as a mutual life insurance company at that time named "The Dakota Mutual Life Insurance Company." We were reincorporated as a stock life insurance company, in 1909. Our name "Midland" was adopted in 1925. We were redomesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands. Our Principal Office address is:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                                 1-877-586-0240

Midland is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

Fund Voting Rights

We invest the assets of Our Separate Account investment divisions in shares of the funds' portfolios. Midland is the legal owner of the shares and has the right to vote on certain matters. Among other things, We may vote:

o    to elect the funds' Board of Directors,

o    to ratify the selection of independent auditors for the funds,

o on any other matters described in the funds' current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940, and

o    in some cases, to change the investment objectives and contracts.

Even though We own the shares, We may give You the opportunity to tell Us how to vote the number of shares that are allocated to Your contract.

The funds will determine if and how often shareholder meetings are held. As We receive notice of these meetings, We will ask for Your voting instructions. The funds are not required to hold a meeting in any given year.

If We do not receive instructions in time from all contract owners, then We currently intend to vote those shares in the same proportion as We vote shares for which We have received instructions in that portfolio. We currently intend to vote any Fund shares that We alone are entitled to vote in the same proportions that contract owners vote. If the federal securities laws or regulations or interpretations of them change so that We are permitted to vote shares of the Fund in Our own right or to restrict owner voting, then We may do so.

How We Determine Your Voting Shares

You may participate in voting only on matters concerning the Fund portfolios in which Your accumulation value has been invested. We determine Your voting shares in each division by dividing the amount of Your accumulation value allocated to that division by the net asset value of one share of the corresponding Fund portfolio. This is determined as of the record date set by the Fund's Board for the shareholders meeting.

If You have a voting interest, then We will send You proxy material and a form for giving Us voting instructions. In certain cases, We may disregard instructions relating to changes in the Fund's adviser or the investment contracts of its portfolios.

Voting Privileges of Participants In Other Companies

Other insurance companies own shares in the Funds to support their variable life insurance and variable annuity products. We do not foresee any disadvantage to this. Nevertheless, the Fund's Board of Directors will monitor events to identify conflicts that may arise and determine appropriate action. If We disagree with any Fund action, then We will see that appropriate action is taken to protect Our contract owners. If We ever believe that any of the Funds' portfolios are so large as to materially impair its investment performance, then We will examine other investment options.

Our Reports to Owners

Shortly after the end of each calendar year, We will send a report that shows

o    Your accumulation value, and

o Any transactions involving Your accumulation value that occurred during the year. Transactions include Your premium allocations, transfers and partial surrenders made in that year.

The annual statements are sent instead of sending a confirmation of certain transactions (such as premium payments by automatic bank draft checking account deductions or Civil Service Allotment).

Confirmation notices will be sent to You for premiums, transfers of amounts between investment divisions and certain other contract transactions.

We also currently intend to send You semi-annual reports with financial information on the funds.

Contract Periods, Anniversaries

We measure contract years, contract months and contract anniversaries from the issue date shown on Your contract's information page. Each contract month begins on the same day in each month. The calendar days of 29, 30, and 31 are not used for the purpose of contract anniversaries. If Your initial premium is received on one of these dates, Your contract anniversary day will be the first day of the next month.

Dividends

We do not pay any dividends on the contract described in this prospectus.

Performance

Performance information for the investment divisions may appear in reports and advertising to current and prospective owners. The performance information is based on the historical investment experience of the investment division and the portfolios and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment. Total return quotations reflect changes in portfolio share price, the automatic reinvestment by the Separate Account of all distributions and the deduction of applicable charges (including any surrender charges that would apply if You surrendered the contract at the end of the period indicated). Quotations of total return may also be shown that do not take into account certain contract charges such as the surrender charge and the rider charges. The total return percentage will be higher under this method than under the standard method described above.

A cumulative total return reflects performance over a stated period of time. If the performance had been constant over the entire period, than an average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return. Because average annual total returns tend to smooth out variations in an investment division's returns, You should recognize that they are not the same as actual year-by-year results.

Some investment divisions may also advertise yield. These measures reflect the income generated by an investment in the investment divisions over a specified period of time. This income is annualized and shown as a percentage. Yields do to not take into account capital gains or losses or the surrender charge or rider charges. The standard quotations of yield reflect the annual maintenance fee.

The money market investment divisions may advertise its current and effective yield. Current yield reflects the income generated by an investment in the investment division over a 7 day period. Effective yield is calculated in similar manner except that income earned is assumed to be reinvested. Other investment divisions may advertise a 30 day yield which reflects the income generated by an investment in the investment division over a 30 day period.

Midland may also advertise performance figures for the investment divisions based on the performance of a portfolio prior to the time the Separate Account commenced operations.

Your Beneficiary

You name Your beneficiary in Your contract application. The beneficiary is entitled to the insurance benefits of the contract. You may change the beneficiary during the owner's and annuitant's lifetime by writing to Our Principal Office. This change takes effect as of the date that the written notice was signed. If no beneficiary is living when the owner or annuitant dies, then We will pay the death benefit to the owner's or annuitant's estate. If the beneficiary is living at the time of the owner's or annuitant's death, then proceeds are payable to the contingent beneficiary, if any.

Assigning Your Contract

You may assign Your rights in a non-qualified contract. You must send a copy of the assignment to Our Principal Office. The assignment takes effect as of the date that the written notice was signed. We are not responsible for the validity of the assignment or for any payment We make or any action We take before We record notice of the assignment. An absolute assignment is a change of ownership. There may be tax consequences.

When We Pay Proceeds From This Contract

We will generally pay any death benefits or surrenders within seven days after receiving the required form(s) at Our Principal Office. Death benefits are determined as of the date We receive due proof of death and election of a settlement option. If we do not receive a written election within 90 days after receipt of due proof of death, then a lump sum payment will be paid as of that date.

We may delay payment for one or more of the following reasons:

1)   We cannot determine the amount of the payment because:

     a)   the New York Stock Exchange is closed,

     b)   trading in securities has been restricted by the SEC, or

     c)   the SEC has declared that an emergency exists,

2)   The SEC by order permits Us to delay payment to protect Our owners, or

3)   Your premium check(s) have not cleared Your bank.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require Us to reject a premium payment and/or "freeze" a contract owner's account. If these laws apply in a particular situation, We would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making annuity payments. If a contract or account is frozen, the cash value would be moved to a special segregated interest bearing account and held in that account until We receive instructions from the appropriate federal regulator. We may also be required to provide information about You and Your contract to the government agencies and departments.

We may defer payment of any surrender or surrender from the Fixed Account, for up to six months after We receive Your request.

Sales Agreements

The contract will be sold by individuals who, in addition to being licensed as life insurance agents for Midland National Life, are registered representatives of Sammons Securities Company, LLC, or broker-dealers who have entered into written sales agreements with Sammons Securities Company, LLC. Sammons Securities Company, LLC, the principal underwriter of the contracts, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.
(NASD). Sammons Securities Company, LLC is an indirect wholly owned subsidiary of Sammons Enterprises, Inc. of Dallas, Texas, the ultimate parent-company of Midland National Life. The mailing address for Sammons Securities Company, LLC is:

                                 4261 Park Road
                               Ann Arbor, MI 48103

While commissions may vary, they are not expected to exceed 9.25% of any premium payment. Where lower commissions are paid, we may also pay trail commissions. Under certain circumstances, We may pay bonuses, overrides, and marketing allowances in addition to the standard commissions to the extent permitted by NASD rules. We may sell Our contracts through broker-dealers registered with the SEC under the Securities Exchange Act of 1934 that enter into selling agreements with Us.

To the extent permitted by NASD rules, promotional incentives or payments may also be provided to dealer-brokers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commission and other sales expenses primarily, but not exclusively, through:

o    the surrender charge;

o    the mortality and expense risk charge;

o    rider charges;

o revenues, if any, received from the underlying portfolios or their managers; and

o    investment gain on amounts allocated under contracts to the Fixed Account.

Commissions paid on the contract, including other incentives or payments, are not charged to the contract owners or the Separate Account.

Pending regulatory approvals, We intend to distribute the contract in all states, except New York, and in certain possessions and territories.

Regulation

We are regulated and supervised by the Iowa Insurance Department. We are subject to the insurance laws and regulations in every jurisdiction where We sell contracts. The provisions of this contract may vary somewhat from jurisdiction to jurisdiction.

We submit annual reports on Our operations and finances to insurance officials in all the jurisdictions where We sell contracts. The officials are responsible for reviewing Our reports to be sure that We are financially sound and are complying with the applicable laws and regulations. We are also subject to various federal securities laws and regulations.

Discount for Employees of Sammons Enterprises, Inc.

Employees of Sammons Enterprises, Inc., and its subsidiaries, may receive waiver of charges, reduced charges, or a premium contribution to the contract of 100% of the first year commission that would normally have been paid on the employee's first year premiums. Midland is a subsidiary of Sammons Enterprises, Inc., and additional premium payments contributed solely by Midland National Life will be paid into the employee's contract during the first year.

Legal Matters

The law firm of Sutherland Asbill & Brennan LLP, Washington, DC, has provided certain legal advice relating to certain matters under the federal securities laws. We are not involved in any material legal proceedings.

Financial Statements

The financial statements of Midland National Life Separate Account C and Midland National Life Insurance Company, included in the SAI, have been audited by PricewaterhouseCoopers, LLP, independent auditors, for the periods indicated in their report which appears in the SAI. The address for PricewaterhouseCoopers LLP is:

                       Suite 1300, 650 Third Avenue South
                           Minneapolis, MN 55402-4333

The financial statements audited by PricewaterhouseCoopers LLP have been included in reliance on their reports given upon their authority as experts in accounting and auditing.

                       Statement of Additional Information

A SAI is available which contains more details concerning the subjects discussed in this prospectus. You can get this SAI by checking the appropriate box on the application form, by writing Our Principal Office, or by calling the Principal Office's Toll Free number at 1-877-586-0240. The following is the Table of Contents for the SAI:

                                TABLE OF CONTENTS

                                                                         Page

THE CONTRACT                                      ........................4
   Entire Contract                                ........................4
   Changes to the Contract                        ........................4
   Beneficiary                                    ........................4
   Change of Beneficiary                          ........................4
   Change in Maturity Date                        ........................4
   Incontestability                               ........................4
   Misstatement of Age or Sex                     ........................4
   Periodic Reports                               ........................5
   Non-participating                              ........................5
   Claims of Creditors                            ........................5
   Minimum Benefits                               ........................5
   Payment of Premiums                            ........................5
   Ownership                                      ........................5
   Assignment                                     ........................5
   Accumulation Unit Value                        ........................6
   Annuity Payments                               ........................6
CALCULATION OF YIELDS AND TOTAL RETURNS           ........................7
   Money Market Investment Division Yield
   Calculation                                    ........................7
   Other Investment Division Yield Calculations   ........................8
   Total Return Calculations                      ........................9
   Cumulative Total Returns                       ........................10
   Adjusted Historical Performance Data           ........................10
FEDERAL TAX MATTERS                               ........................15
   Tax Free Exchanges (Section 1035)              ........................15
   Required Distributions                         ........................15
   Non-Natural Person                             ........................16
   Diversification Requirements                   ........................16
   Owner Control                                  ........................16
   Taxation of Qualified Contracts                ........................16
DISTRIBUTION OF THE CONTRACT                      ........................18
SAFEKEEPING OF ACCOUNT ASSETS                     ........................18
STATE REGULATION                                  ........................18
RECORDS AND REPORTS                               ........................19
LEGAL PROCEEDINGS                                 ........................19
LEGAL MATTERS                                     ........................19
EXPERTS                                           ........................19
OTHER INFORMATION                                 ........................19
FINANCIAL STATEMENTS                              ........................20


The Statement of Additional Information (SAI) can provide You with more detailed information about Midland National Life Insurance Company and the Midland National Life Separate Account C including more information about commissions and distribution expenses. A free copy of the SAI can be obtained by contacting Your registered representative or by contacting our Principal Office at:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                                 1-877-586-0240

Information about Midland National Life Insurance Company can be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling the Commission at 202-942-8090. Reports and other information about Midland National Life Insurance Company are also available on the Commission's Internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549-0102.

SEC File No. 811-07772

                   STATEMENT OF ADDITIONAL INFORMATION FOR THE

                     ADVANTAGE II VARIABLE ANNUITY CONTRACT

                                   Offered by

                     MIDLAND NATIONAL LIFE INSURANCE COMPANY

               (Through Midland National Life Separate Account C)

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Advantage II Variable Annuity ("contract") offered by Midland National Life Insurance Company. You may obtain a copy of the Prospectus dated __________, 2003, by writing to Midland National Life Insurance Company at our principal office located at 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266. Terms used in the current Prospectus for the contract are incorporated in this document.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT.

                             Dated __________, 2003

                                TABLE OF CONTENTS

THE CONTRACT.................................................................................................................4
  Entire Contract............................................................................................................4
  Changes to the Contract....................................................................................................4
  Beneficiary................................................................................................................4
  Change of Beneficiary......................................................................................................4
  Change in Maturity Date....................................................................................................4
  Incontestability...........................................................................................................4
  Misstatement of Age or Sex.................................................................................................4
  Periodic Reports...........................................................................................................5
  Non-participating..........................................................................................................5
  Claims of Creditors........................................................................................................5
  Minimum Benefits...........................................................................................................5
  Payment of Premiums........................................................................................................5
  Ownership..................................................................................................................5
  Assignment.................................................................................................................5
  Accumulation Unit Value....................................................................................................6
  Annuity Payments...........................................................................................................6

CALCULATION OF YIELDS AND TOTAL RETURNS......................................................................................7
  Money Market Investment Division Yield Calculation.........................................................................7
  Other Investment Division Yield Calculations...............................................................................8
  Standard Total Return Calculations.........................................................................................9
  Cumulative Total Returns..................................................................................................10
  Adjusted Historical Performance Data......................................................................................10

FEDERAL TAX MATTERS.........................................................................................................15
  Tax-Free Exchanges (Section 1035).........................................................................................15
  Required Distributions....................................................................................................15
  Non-Natural Person owners.................................................................................................16
  Diversification Requirements..............................................................................................16
  Owner Control.............................................................................................................16
  Taxation of Qualified Contracts...........................................................................................16

DISTRIBUTION OF THE CONTRACT................................................................................................18

SAFEKEEPING OF ACCOUNT ASSETS...............................................................................................18

STATE REGULATION............................................................................................................18

RECORDS AND REPORTS.........................................................................................................18

LEGAL PROCEEDINGS...........................................................................................................19

LEGAL MATTERS...............................................................................................................19

EXPERTS.....................................................................................................................19

OTHER INFORMATION...........................................................................................................19

FINANCIAL STATEMENTS........................................................................................................19


                                  THE CONTRACT

Entire Contract

The entire contract between You and Us consists of the contract, the attached written application and any attached endorsements, riders, and amendments.

Changes to the Contract

No one has the right to change any part of the contract or to waive any of its provisions unless the change is approved in writing by one of Our officers. Only our President or Secretary may modify the contract.

We may change the contract without Your consent to conform to state or federal laws or regulations. A change will be made by attaching an endorsement to the contract.

Beneficiary

You will name the beneficiary in the application. A beneficiary is revocable unless otherwise stated in the beneficiary designation. If no beneficiary or co-owner is living when the owner or annuitant dies, the death benefit will be paid to You or Your estate. If no primary beneficiary is living at the time of the owner's or annuitant's death, the proceeds are payable to the contingent beneficiary, if any.

Change of Beneficiary

You may change a revocable beneficiary. We must receive written notice informing Us of the change. Upon receipt and acceptance, a change takes effect as of the date the written notice was signed. We will not be liable for any payment made before We record the written notice.

Change in Maturity Date

At any time You may change the maturity date by written notice. We must receive Your written notice requesting such change at least 30 days prior to the original maturity date. Any maturity date may not be a date that is before the end of the surrender period shown on the specifications page.

Incontestability

We will not contest the contract.

Misstatement of Age or Sex

If the age or sex of the annuitant has been misstated, We will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex. Any underpayments made by Us will be paid to the payee. Any overpayments made by Us will be charged against benefits falling due after adjustment. All underpayments and overpayments will include interest at the rate required by the jurisdiction in which the contract is delivered.

Periodic Reports

At least once each year, We will send You a report containing information required by applicable state law.

Non-Participating

The contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

Claims of Creditors

To the extent permitted by law, no benefits payable under the contract to a beneficiary or payee are subject to the claims of creditors.

Minimum Benefits

The annuity payments, surrender values and death benefit under the contract are not less than the minimum required by the laws of the state in which the contract is delivered.

Payment of Premiums

The initial premium is due on the issue date. You may make additional premium payments in any amount and frequency, subject to the limits shown on the Specifications Page.

Ownership

The contract belongs to You. You have all rights granted by the contract, including the right to change owners and beneficiaries, subject to the rights of:

1) Any assignee of record with Us;
2) Any irrevocable beneficiary; and
3) Any restricted ownership.

We must receive written notice informing Us of any change, designation or revocation. Once recorded, a change, designation or revocation takes effect as of the date the written notice was signed. However, We are not liable for payments made by Us before We record the written notice. A change of owner may have adverse tax consequences.

Assignment

An assignment may have adverse tax consequences.

You may assign the contract by giving Us written notice. We will not be responsible for the validity of any assignment. We will not be liable for any payments We make prior to recording the written notice of assignment.

Accumulation Unit Value

We determine accumulation unit values for each investment division of Our Separate Account at the end of each business day. The accumulation unit value for each investment division was initially set at $10.00. The accumulation unit value for any business day is equal to the accumulation unit value for the preceding business day multiplied by the net investment factor for that division on that business day.

We determine the net investment factor for each investment division every business day as follows:

o First, We take the net asset value per share held in the investment division at the end of the current business day plus the per share amount of any dividends or capital gain distributions on shares held in the investment divisions on the current business day; minus the per share amount of any capital loss, realized or unrealized, on shares held in the investment divisions on the current business day.

o Then, We divide this amount by the net asset value per share held in the investment division at the close of business on the preceding business day (after giving effect to any contract transactions on that day).

o Then, We subtract a daily asset charge for each calendar day between business days (for example, a Monday calculation may include charges for Saturday, Sunday, and Monday). The daily charge for the basic contract, without the optional Premium Bonus rider, is currently 0.00384% which is an effective annual rate of 1.40%. This charge is for mortality and expense risks assumed by Us under the contract and to cover administrative costs We incur for transactions related to the Separate Account. The daily charge, for a contract with the optional Premium Bonus rider, is currently 0.00548% which as an effective annual rate of 2.00%. The maximum guaranteed charge for a contract with the Premium Bonus rider is at an effective annual rate of 2.10%.

o Finally, We reserve the right to subtract any other daily charge for taxes or amounts set aside as a reserve for taxes.

     Generally, this means that We would adjust unit values to reflect what happens to the funds, and also for any charges.

Annuity Payments

The amount of each fixed annuity payment will be set on the Maturity Date and will not subsequently be affected by the investment performance of the Investment Divisions.

The amount of each variable annuity payment will be affected by the investment performance of the Investment Divisions. Variable payment options are not available in certain states.

The dollar amount of the first monthly variable annuity payment is computed for each investment division by applying the value in the investment division, as of a date not more than 10 business days prior to the maturity date, to the appropriate rate for the payout option selected using the age and sex (where permissible) of the annuitant. The number of annuity units for each investment division is then calculated by dividing the first variable annuity payment for that investment division by the investment division's annuity unit value as of the same date.

The dollar amount of each subsequent payment from an investment division is equal to the number of annuity units for that investment division times the annuity unit value for that investment division as of a uniformly applied date not more than 10 business days before the annuity payment is due.

The payment made to the annuitant for the first payment and all subsequent payments will be the sum of the payment amounts for each investment division.

The annuity unit value for each investment division was initially set at $10. The Annuity Unit Value for any business day is equal to (1) multiplied by (2) multiplied by (3) where:

            (1) =  the Annuity Unit Value for the preceding business day:
            (2) = the net investment factor (as described above) for that division on that business day.
            (3) = the investment result adjustment factor 0.99986634% per day), which recognizes an assumed interest rate of 5% per year used in determining the annuity payment amounts.

Transfers after the maturity date will only be allowed twice per contract year and will be made using the annuity unit value for the investment divisions on the date the request for transfer is received. On the transfer date, the number of annuity units transferred from the investment division is multiplied by the annuity unit value for that investment division to determine the value being transferred. This value is then transferred into the indicated investment division(s) by converting this value into annuity units of the proper investment division(s). The annuity units are determined by dividing the value being transferred into an investment division by the annuity unit value of the investment division on the transfer date. The transfer shall result in the same dollar amount of variable annuity payment on the date of transfer.

                     CALCULATION OF YIELDS AND TOTAL RETURNS

Money Market Investment Division Yield Calculation

In accordance with regulations adopted by the Securities and Exchange Commission, Midland is required to compute the Fidelity VIP Money Market Investment Division's and Rydex VT U.S. Government Money Market Fund Investment Division's (called "the money market investment divisions" for the purpose of this section) current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the money market investment divisions or on their respective portfolio securities. This current annualized yield is computed for each money market investment division by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) in the value of a hypothetical account having a balance of one unit of the a money market investment division at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for the annual maintenance fee, the mortality and expense risk charge, and income and expenses accrued during the period. Because of these deductions, the yield for the money market investment divisions of the Separate Account will be lower than the yield for the respective money market investment divisions or any comparable substitute funding vehicle.

The Securities and Exchange Commission also permits Midland to disclose the effective yield of the money market investment divisions for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

            The yield on amounts held in the money market investment divisions normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The money market investment divisions' actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the money market investment divisions or substitute funding vehicle, the types and quality of portfolio securities held by the money market investment divisions or substitute funding vehicle, and operating expenses. In addition, the yield figures are for the base contract only with no rider charges and do not reflect the effect of any surrender charge that may be applicable to a particular contract.

Other Investment Division Yield Calculations

Midland may from time to time disclose the current annualized yield of one or more of the investment divisions (except the money market investment divisions) for 30-day periods. The annualized yield of an investment division refers to income generated by the investment division over a specified 30-day period. Because the yield is annualized, the yield generated by an investment division during the 30-day period is assumed to be generated each 30-day period. This yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

    YIELD = 2 [ (a - b + 1)6 - 1 ]
                 -----
                   cd

        Where:   a = net investment income earned during the period by the
                     portfolio (or substitute funding vehicle) attributable to shares owned by the investment division.
                 b = expenses accrued for the period (net of reimbursements).
                 c = the average daily number of units outstanding during the period.
                 d = the maximum offering price per unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all owner accounts. The yield calculations do not reflect the effect of any surrender charges that may be applicable to a particular contract. surrender charges range from 10% to 0% of the amount of premium withdrawn depending on the elapsed time since the premium was paid.

Because of the charges and deductions imposed by the Separate Account the yield of the investment division will be lower than the yield for the corresponding portfolio. The yield on amounts held in the investment divisions normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The investment division's actual yield will be affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

Standard Total Return Calculations

Midland may from time to time also disclose average annual total returns for one or more of the investment divisions for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

            P (1 + T)n = ERV
            Where:        P =    a hypothetical initial payment of $1,000
                          T =    average annual total return
                          n =    number of years
                          ERV =  ending redeemable value of a hypothetical
                                 $1,000 payment made at the beginning of the one, five, or ten-year period, at the end of the one, five, or ten-year period (or fractional portion thereof).

All recurring fees that are charged to all owner accounts are recognized in the ending redeemable value. This includes a contract charges factor that is calculated by taking the daily Separate Account asset charge and adding an additional amount that adjusts for the annual $30 annual maintenance fee. This additional amount is based on an anticipated average accumulation value of $35,000 so it is calculated as $30/$35,000, or 0.09% annually. The standard average annual total return calculations assume the contract is surrendered and therefore will reflect the effect of surrender charges that may be applicable to a particular period.

Midland may disclose average annual total returns in various ways, depicting whether the contract is surrendered or maintained in force and whether the optional premium bonus rider is selected. Accordingly, Midland may disclose the following types of average annual total return:

1. The contract is surrendered and has the optional premium bonus rider;
2. The contract is surrendered, but the optional premium bonus rider has not been selected;
3. The contract is not surrendered, the optional premium bonus rider is not selected.

Midland may from time to time also disclose average annual total returns in a format, which assumes that the contract is kept in force through the time period shown. Such non-standard returns will be identical to the standard format, which assumes the contract is surrendered except that the contingent deferred sales charge percentage will be assumed to be 0%. The non-standard returns, which assume the contract is kept in-force, will only be shown in conjunction with standard returns, which assume the contract is surrendered.

Cumulative Total Returns

         Midland may from time to time also disclose cumulative total returns in conjunction with the annual returns described above. The cumulative returns will be calculated using the following formula.

        CTR = [ERV/P] - 1
        Where:  CTR = the cumulative total return net of investment division recurring charges for the period.
                ERV = ending redeemable value of an assumed $1,000 payment at the beginning of the one, five, or ten-year period at the end of the one, five, or ten-year period (or fractional portion thereof).
                P   = an assumed initial payment of $1,000

            The returns which assume the contract is kept in-force will only be shown in conjunction with returns which assume the contract is surrendered.

            Midland may also disclose the value of an assumed payment of $10,000 (or other amounts) at the end of various periods of time.

Adjusted Historical Performance Data

Midland may also disclose adjusted historical performance data for an investment division for periods before the investment division commenced operations, based on the assumption that the Investment Division was in existence before it actually was, and that the investment division had been invested in a particular portfolio that was in existence prior to the investment division's commencement of operations. The portfolio used for these calculations will be the actual portfolio that the investment division will invest in.

Adjusted historical performance data of this type will be calculated as follows. First, the value of an assumed $1,000 investment in the applicable portfolio is calculated on a monthly basis by comparing the net asset value per share at the beginning of the month with the net asset value per share at the end of the month (adjusted for any dividend distributions during the month), and the resulting ratio is applied to the value of the investment at the beginning of the month to get the gross value of the investment at the end of the month. Second, that gross value is then reduced by a "contract charges" factor to reflect the charges imposed under the contract. The contract charges factor is calculated by taking the daily Separate Account asset charge and adding an additional amount that adjusts for the annual $30 annual maintenance fee. This additional amount is based on an anticipated average accumulation value of $35,000 so it is calculated as $30/$35,000, or 0.09% annually. The total is then divided by 12 to get the monthly contract charges factor, which is then applied to the value of the hypothetical initial payment in the applicable portfolio to get the value in the investment division. The contract charges factor is assumed to be deducted at the beginning of each month. In this manner, the Ending Redeemable Value ("ERV") of a hypothetical $1,000 initial payment in the investment division is calculated each month during the applicable period, to get the ERV at the end of the period. Third, that ERV is then utilized in the formulas above.

This type of performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the contract is not surrendered (i.e., with no deduction for the contingent deferred sales charge) and assuming that the contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable contingent deferred sales charge).

Adjusted Historical - Average Annual - Example 1

The following is the average annual total return information for the investment divisions of Separate Account C based on the assumption that the contract is surrendered through the end of the time period shown, and the optional premium bonus rider has not been selected. The returns assume that each of the investment divisions had been available to Separate Account C since the portfolio inception date.

                                                                     Inception of the
                                                                         Portfolio to     10 Year Period      5 Year Period
Investment Division with Inception Date                                    12/21/2002   Ended 12/31/2002   Ended 12/31/2002
----------------------------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio (1/9/1989)
----------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio (1/25/1995)
----------------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio (5/3/1993)
----------------------------------------------------------------------------------------------------------------------------
Alger American Small Capitalization Portfolio (9/21/1988)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Balanced Fund (5/1/1991)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Capital Appreciation Fund (11/20/1987)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Income & Growth Fund (5/1/2002)
----------------------------------------------------------------------------------------------------------------------------
American Century VP International Fund (8/15/2001)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Value Fund (8/14/2001)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Equity Portfolio (5/1/2002)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Mid Cap Growth Portfolio (7/16/1991)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Small Cap Growth Portfolio (3/15/1995)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset ManagerSM Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager: Growth(R)Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Balanced Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R)Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth & Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Index 500 Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP MidCap Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Money Market Portfolio (4/1/1982)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Financial Services Fund (9/21/1999)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Health Sciences Fund (5/22/1997)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Technology Fund (5/21/1997)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Utilities Fund (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Series Trust II Bond Portfolio (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Series Trust II Small Company Portfolio (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC Growth & Income Fund (12/11/1989)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC International Fund (9/15/1999)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC Mid-Cap Value Fund (9/15/1999)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Emerging Growth Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Investors Trust Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT New Discovery Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Research Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Arktos Fund (5/21/2001)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Nova Fund (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT OTC Fund (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT U.S. Govt Money Market Fund  (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Ursa Fund (6/10/1997)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Bond Fund (9/1/1989)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Emerging Markets Fund (12/21/1995)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Hard Assets Fund (9/1/1989)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Real Estate Fund (6/23/1997)
----------------------------------------------------------------------------------------------------------------------------

N/A - The return information for the investment division is not reflected as the investment division had not commenced operations for the time period shown.

Adjusted Historical--Cumulative--Example 2

The following is the cumulative total return information for the investment divisions of Separate Account C based on the assumption that the contract is surrendered at the end of the time period shown, and the optional premium bonus rider has been selected. The returns reflect the impact of any applicable contingent deferred sales charge. The returns assume that each of the investment divisions had been available to Separate Account C since the portfolio inception date.

Investment Division with Inception Date                              Inception of the
                                                                        Portfolio to    10 Year Period      5 Year Period
                                                                          12/21/2002   Ended 12/31/2002   Ended 12/31/2002
----------------------------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio (1/9/1989)
----------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio (1/25/1995)
----------------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio (5/3/1993)
----------------------------------------------------------------------------------------------------------------------------
Alger American Small Capitalization Portfolio (9/21/1988)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Balanced Fund (5/1/1991)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Capital Appreciation Fund (11/20/1987)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Income & Growth Fund (5/1/2002)
----------------------------------------------------------------------------------------------------------------------------
American Century VP International Fund (8/15/2001)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Value Fund (8/14/2001)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Equity Portfolio (5/1/2002)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Mid Cap Growth Portfolio (7/16/1991)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Small Cap Growth Portfolio (3/15/1995)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset ManagerSM Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager: Growth(R)Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Balanced Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R)Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth & Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Index 500 Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP MidCap Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Money Market Portfolio (4/1/1982)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Financial Services Fund (9/21/1999)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Health Sciences Fund (5/22/1997)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Technology Fund (5/21/1997)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Utilities Fund (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Series Trust II Bond Portfolio (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Series Trust II Small Company Portfolio (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC Growth & Income Fund (12/11/1989)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC International Fund (9/15/1999)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC Mid-Cap Value Fund (9/15/1999)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Emerging Growth Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Investors Trust Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT New Discovery Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Research Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Arktos Fund (5/21/2001)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Nova Fund (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT OTC Fund (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT U.S. Govt Money Market Fund  (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Ursa Fund (6/10/1997)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Bond Fund (9/1/1989)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Emerging Markets Fund (12/21/1995)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Hard Assets Fund (9/1/1989)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Real Estate Fund (6/23/1997)
----------------------------------------------------------------------------------------------------------------------------

N/A - The return information for the investment division is not reflected as the investment division had not commenced operations for the time period shown.

Adjusted Historical--Cumulative--Example 3

The following is the cumulative total return information for the investment divisions of Separate Account C based on the assumption that the contract is kept inforce through the end of the time period shown, and the optional premium bonus rider has not been selected. The contingent deferred sales charges are set to zero. The returns assume that each of the investment divisions has been available to Separate Account C since the portfolio inception date.

Investment Division with Inception Date                              Inception of the
                                                                        Portfolio to   10 Year Period      5 Year Period
                                                                          12/21/2002   Ended 12/31/2002   Ended 12/31/2002
----------------------------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio (1/9/1989)
----------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio (1/25/1995)
----------------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio (5/3/1993)
----------------------------------------------------------------------------------------------------------------------------
Alger American Small Capitalization Portfolio (9/21/1988)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Balanced Fund (5/1/1991)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Capital Appreciation Fund (11/20/1987)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Income & Growth Fund (5/1/2002)
----------------------------------------------------------------------------------------------------------------------------
American Century VP International Fund (8/15/2001)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Value Fund (8/14/2001)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Equity Portfolio (5/1/2002)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Mid Cap Growth Portfolio (7/16/1991)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Small Cap Growth Portfolio (3/15/1995)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset ManagerSM Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager: Growth(R)Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Balanced Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R)Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth & Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Index 500 Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP MidCap Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Money Market Portfolio (4/1/1982)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Financial Services Fund (9/21/1999)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Health Sciences Fund (5/22/1997)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Technology Fund (5/21/1997)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Utilities Fund (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Series Trust II Bond Portfolio (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Series Trust II Small Company Portfolio (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC Growth & Income Fund (12/11/1989)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC International Fund (9/15/1999)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC Mid-Cap Value Fund (9/15/1999)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Emerging Growth Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Investors Trust Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT New Discovery Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Research Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Arktos Fund (5/21/2001)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Nova Fund (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT OTC Fund (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT U.S. Govt Money Market Fund  (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Ursa Fund (6/10/1997)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Bond Fund (9/1/1989)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Emerging Markets Fund (12/21/1995)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Hard Assets Fund (9/1/1989)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Real Estate Fund (6/23/1997)
----------------------------------------------------------------------------------------------------------------------------

N/A - The return information for the investment division is not reflected as the investment division had not commenced operations for the time period shown.

                               FEDERAL TAX MATTERS

Tax-Free Exchanges (Section 1035)

Midland accepts premiums which are the proceeds of a contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code. Except as required by federal law in calculating the basis of the contract, the Company does not differentiate between Section 1035 premiums and non-Section 1035 premiums.

We also accept "rollovers" from contracts qualifying as individual retirement annuities or accounts (IRAs), or any other qualified contract which is eligible to "rollover" into an IRA (except 403(b) contracts). The Company differentiates between nonqualified contracts and IRAs to the extent necessary to comply with federal tax laws.

Required Distributions

In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the code requires any nonqualified contract to provide that (a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed (1) within five years after the date of that owner's death, or (2) as Annuity payments which will begin within one year of that owner's death and which will be made over the life of the owner's "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary. The owner's "designated beneficiary" is the person to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.

The nonqualified contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

Other rules may apply to qualified contracts.

Non-Natural Person Owners

If a non-natural person (e.g., a corporation or a trust) owns a nonqualified contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year.

There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The tax discussion in the prospectus and herein generally applies to contracts owned by natural persons.

Diversification Requirements

The Code requires that the investments of each investment division of the separate account underlying the contracts be "adequately diversified" in order for the contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

Owner Control

In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of our contracts, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While we believe that the contracts do not give owners investment control over separate account assets, we reserve the right to modify the contracts as necessary to prevent an owner from being treated as the owner of the separate account assets supporting the contract.

Taxation of Qualified Contracts

The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the qualified contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

Individual Retirement Accounts (IRAs), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of specific dollar amount or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax.

Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Section 457 Plans, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

                          DISTRIBUTION OF THE CONTRACT

Sammons Securities Company, LLC, the principal underwriter of the contract, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Sammons Securities Company, LLC is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent-company of Midland National Life. The address for Sammons Securities Company, LLC is as follows: 4261 Park Road, Ann Arbor, Michigan 48103.

The contracts are offered to the public through brokers, licensed under the federal securities laws and state insurance laws, that have entered into agreements with Sammons Securities Company, LLC. The offering of the contracts is continuous and Sammons Securities Company, LLC does not anticipate discontinuing the offering of the contracts. However, Sammons Securities Company, LLC does reserve the right to discontinue the offering of the contracts. Midland will pay an underwriting commission to Sammons Securities Company, LLC equal to 6.25% of all Advantage II Variable Annuity premiums.

The following table shows the aggregate dollar amount of underwriting commissions paid during the last three years.

                         Underwriting
         Year            Commissions
         2002                  0


                          SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by Midland. The assets are held separate and apart from our fixed account assets. Records are maintained of all Premiums and redemptions of fund shares held by each of the investment divisions.

                                STATE REGULATION

Midland is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the contracts will be modified accordingly.

                               RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by Midland. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under that Act or by any other applicable law or regulation will be sent to owners semi-annually at their last known address of record.

                                LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject that are material to the contracts. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Separate Account.

                                  LEGAL MATTERS

Legal advice regarding certain matters relating to the federal securities laws applicable to the issue and sale of the contracts has been provided by Sutherland Asbill & Brennan LLP, Washington, D.C.

                                     EXPERTS

The financial statements of Midland National Life Separate Account C and Midland National Life Insurance Company as of and for the years ended December 31, 2002, have been audited by PricewaterhouseCoopers LLP, independent auditors. The financial statements and schedules audited by PricewaterhouseCoopers LLP have been included in reliance on their report, given on their authority as experts in accounting and auditing. The mailing address for PricewaterhouseCoopers LLP is as follows:

                           PricewaterhouseCoopers LLP
                         Suite 1300, 650 Third Avenue S.
                           Minneapolis, MN 55402-4333

                                OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                              FINANCIAL STATEMENTS

The financial statements of Midland National Life Insurance Company should be considered only as bearing on the ability of Midland to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of Separate Account C.

                                     Part C
                                OTHER INFORMATION

Item 24.

 (a)  Financial Statements

      Financial statements will be filed by amendment.

 (b)  Exhibits:

     (1) Resolution of the Board of Directors of Midland National Life Insurance Company authorizing establishment of Separate Account C (4)

     (2) Not Applicable

     (3) (a) Principal Underwriting Agreement between Midland National Life Insurance Company and Sammons Securities (7)

         (b)  Registered Representative Contract  (4)

     (4) (a)  Form Flexible Premium Deferred Variable Annuity Contract (10)
         (b)  Form of Premium Bonus Rider (10)

     (5) (a) Form of Application for Flexible Premium Deferred Variable Annuity Contract (10)

     (6) (a) Articles of Incorporation of Midland National Life Insurance Company (4)

         (b)  By-laws of Midland National Life Insurance Company  (4)

     (7) Form of Reinsurance Agreement for contracts issued under this Registration Statement. (9)

     (8) (a) Form of Participation Agreement between Midland National Life Insurance Company and Fidelity VIP I and VIP II (4)

         (b) Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund, and Variable Products Fund II (3)

         (c) Form of Participation Agreement between Midland National Life Insurance Company and Fidelity VIP III (4)

         (d) Form of Participation Agreement between Midland National Life Insurance Company and American Century Investment Services Inc.(4)

         (e) Form of Participation Agreement between Midland National Life Insurance Company and Massachusetts Financial Variable Insurance Trusts (5)

         (f) Form of Participation Agreement between Midland National Life Insurance Company and Lord Abbett Series Funds, Inc. (5)

         (g) Form of Participation Agreement between Midland National Life Insurance Company and Fred Alger Management, Inc. (6)

         (h) Amendments to Participation Agreement for Lord Abbett Series Funds, Inc. (2)

         (i) Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund III. (6)

         (j) Form of Participation Agreement between Midland National Life Insurance Company and Van Eck Associates Corporation (7)

         (k) Form of Participation Agreement between Midland National Life Insurance Company and INVESCO Funds Group, Inc. (7)

         (l) Form of Participation Agreement between Midland National Life Insurance Company and Pacific Investment Management Company LLC(8)

         (m) Form of Participation Agreement between Midland National Life Insurance Company and Rydex Global Advisors (9)

         (n) Form of Participation Agreement between Midland National Life Insurance Company and J.P. Morgan Investment Management, Inc. (9)

         (o) Form of Participation Agreement between Midland National Life Insurance Company and Calvert Asset Management Company, Inc. (9)

         (p) Form of Participation Agreement between Midland National Life Insurance Company and Janus Capital Management LLC (9)

         (q)  Amendments to Participation Agreement with Van Eck.(9)

     (9) Opinion and Consent of Counsel - Stephen P. Horvat Jr.(11)

     (10)(a)  Consent of Counsel (11)

         (b)  Consent of Independent Auditors (11)

     (11)Not Applicable

     (12)Not Applicable

     (13)Performance Data Calculations  (11)

     (14)Power of Attorney (10)
----------------------

(1) Incorporated herein by reference to Post-Effective Amendment No. 2 on April 30, 1995 for Form N-4 (File No. 33-64016.
(2) Incorporated herein by reference to Pre-Effective Amendment No. 1 on August 31, 1999 for Form S-6 (File No. 333-80975).
(3) Incorporated herein by reference to Pre-Effective Amendment No. 2 on April 23, 1997 for Form S-6 (File No. 333-14061).
(4) Incorporated herein by reference to Post-Effective Amendment No. 6 on April 30, 1998 for Form N-4 (File number 33-64016).
(5) Incorporated herein by reference to Post-Effective Amendment No. 9 on April 30, 1999 for Form N-4 (File number 33-64016).
(6) Incorporated herein by reference to Post-Effective Amendment No. 6 on February 15, 2001 for Form S-6 (File No. 333-14061).
(7) Incorporated herein by reference to Post-Effective Amendment No. 1 on April 22, 2002 for Form N-4 (File 333-71800).
(8) Incorporated herein by reference to Post-Effective Amendment No. 11 on April 29, 2003 for Form N-6 (File 333-14061)
(9) Incorporated herein by reference to Post-Effective Amendment No. 5 on April 28, 2003 for Form N-4 (File 333-71800).
(10) Filed herewith.
(11) To be filed by amendment.

Item 25. Directors and Officers of the Depositor

Name and Principal Business Address*                               Position and Offices with Depositor
------------------------------------------------------------------ ---------------------------------------------------
Michael Masterson***                                               Chairman and Chief Executive Officer
------------------------------------------------------------------ ---------------------------------------------------
Steven C. Palmitier                                                President and Chief Operating Officer -- Director
------------------------------------------------------------------ ---------------------------------------------------
John J. Craig, II                                                  Senior Vice President
------------------------------------------------------------------ ---------------------------------------------------
Stephen P. Horvat, Jr***.                                          Senior Vice President, Secretary and General
                                                                   Counsel -- Director
------------------------------------------------------------------ ---------------------------------------------------
Donald J. Iverson                                                  Senor Vice President and Corporate Actuary --
                                                                   Director
------------------------------------------------------------------ ---------------------------------------------------
Roger Arnold                                                       Vice President and Chief Distribution Officer
------------------------------------------------------------------ ---------------------------------------------------
Robert W. Korba                                                    Member of the Board of Directors
------------------------------------------------------------------ ---------------------------------------------------
Jon P. Newsome**                                                   Executive Vice President, Annuity Division
------------------------------------------------------------------ ---------------------------------------------------
Thomas M. Meyer                                                    Senior Vice President and Chief Financial Officer
------------------------------------------------------------------ ---------------------------------------------------
Gary J. Gaspar***                                                  Senior Vice President and Chief Information
                                                                   Officer
------------------------------------------------------------------ ---------------------------------------------------
Gary W. Helder                                                     Vice President, Policy Administration
------------------------------------------------------------------ ---------------------------------------------------
Robert W. Buchanan                                                 Vice President, Underwriting and New Business
------------------------------------------------------------------ ---------------------------------------------------
Timothy A. Reuer                                                   Vice President, Product Development
------------------------------------------------------------------ ---------------------------------------------------
Esfandyar Dinshaw**                                                Sr. Vice President, Annuity Division
------------------------------------------------------------------ ---------------------------------------------------
Robert Tekolste**                                                  Vice President, Annuity Division
------------------------------------------------------------------ ---------------------------------------------------
Meg J. Taylor***                                                   Vice President and Chief Compliance Officer
------------------------------------------------------------------ ---------------------------------------------------

 * Unless noted otherwise, the principal business address for each officer and director is One Midland Plaza, Sioux Falls, SD 57193-9991

 ** Annuity Division, 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266 *** 525 W. Van Buren, Chicago, IL 60607

Item 26.

Persons Controlled by or Under Common Control With the Depositor.

The Depositor, Midland National Life Insurance Company (Midland) is an indirect subsidiary of Sammons Enterprises, Incorporated. The Registrant is a segregated asset account of Midland.

Sammons Enterprises, Incorporated is owned by The Charles A. Sammons 1987 Charitable Remainder Trust Number Two. Other direct or indirect subsidiaries of Sammons Enterprises, Incorporated are:

                                                                                         Percent Of Voting
  Name                                                      Jurisdiction                 Securities Owned
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Communications, Inc.                              Delaware                           100%
  Sammons Communications of New Jersey, Inc. merged into
  Sammons Communications, Inc. as of 12/31/2002.
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Communication of Pennsylvania, Inc.               Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Consolidated Investment Services, Inc.                    Nevada                             100%
  --------------------------------------------------------- ------------------------- ------------------------
  Richmond Holding Company, LLC                             Delaware                            5%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Financial Holdings, Inc.  - changed name to
  Sammons Financial Group, Inc. as of 1/11/2002.
  NACOLAH Holding Corporation merged into Sammons           Delaware                           100%
  Financial Group as of  1/1/2002.
  --------------------------------------------------------- ------------------------- ------------------------
  Midland National Life Insurance Company                   Iowa                               100%
  --------------------------------------------------------- ------------------------- ------------------------
  Institutional Founders Life Insurance Company -           Illinois                           100%
  voluntary dissolution 4/1/2003
  --------------------------------------------------------- ------------------------- ------------------------
  North American Company for Life & Health Insurance
  NACOLAH Life Insurance Company merged into North
  American Company for Life & Health Insurance as of        Illinois                           100%
  1/1/2002.
  --------------------------------------------------------- ------------------------- ------------------------
  North American Company for Life & Health Insurance of                                        100%
  New York                                                  New York
  --------------------------------------------------------- ------------------------- ------------------------
  CHC Holding, Inc.                                         Wisconsin                          100%
  --------------------------------------------------------- ------------------------- ------------------------
  Clarica Life Insurance Company - U.S.                     North Dakota                       100%
  --------------------------------------------------------- ------------------------- ------------------------
  WSLIC Marketing Corp.                                     North Dakota                       100%
  --------------------------------------------------------- ------------------------- ------------------------
  CHC Services, Inc.                                        Wisconsin                          100%
  --------------------------------------------------------- ------------------------- ------------------------
  Western States Development Corp.                          North Dakota                       100%
  --------------------------------------------------------- ------------------------- ------------------------
  NACOLAH Ventures, L.L.C.                                  Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Midland Advisors Company - stock sale 5/2001              South Dakota                        0%
  --------------------------------------------------------- ------------------------- ------------------------
  Parkway Holdings, Inc.                                    Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Parkway Mortgage, Inc.                                    Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  CH Holdings, Inc.                                         Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Corporation                                       Texas                              100%
  --------------------------------------------------------- ------------------------- ------------------------
  Otter, Inc.                                               Oklahoma                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Cathedral Hill Hotel, Inc.                                Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Power Development, Inc.                           Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Gila Bend Power Partners,  L.L.C.                         Delaware                            50%
  --------------------------------------------------------- ------------------------- ------------------------
  Mountain Valley Spring Company                            Arkansas                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Water Lines, Inc.                                         Arkansas                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Distribution Holdings, Inc.                       Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Vinson Supply Company - changed name to Sammons VSC,      Delaware                           100%
  Inc. 3/19/2001.
  --------------------------------------------------------- ------------------------- ------------------------
  Vinson Supply (UK) LTD.                                   United Kingdom                      50%
  --------------------------------------------------------- ------------------------- ------------------------
  Mylon C. Jacobs Supply                                    Oklahoma                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Composite Thread Protectors, Inc. - changed name to       Pennsylvania                       100%
  Sammons CTP, Inc. 3/23/2001.
  --------------------------------------------------------- ------------------------- ------------------------
  Vinson Process Controls Company- changed name to          Delaware                           100%
  Sammons VPC, Inc. 3/20/2001.
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Distribution, Inc.                                Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Briggs-Weaver, Inc. - changed name to Sammons BW, Inc.
  3/15/2001.
  B-W Mex Services, Inc. merged into Sammons BW, Inc.       Delaware                           100%
  12/31/02.
  --------------------------------------------------------- ------------------------- ------------------------
  TMIS, Inc.                                                Texas                              100%
  --------------------------------------------------------- ------------------------- ------------------------
  B-W Mex, Inc.                                             Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Abastecedora de Services Industriales y Productos S.A.
  de C.V.  (ASPI)
  Personal Para Services Integrados de Mexico S.A.
  (Personal)  and
  Especialistas en Systems de Distribucion  Industrial
  S.A. de C.V. (ESDI) and                                   Mexico                             100%
  Especialistas en Procuramiento
  Industrial S.A. de C.V. (EPI) all merged into
  Abastecoedora de Services Industrials Productos S.A. de
  C.V. (ASPI) as of 12/31/02.
  --------------------------------------------------------- ------------------------- ------------------------
  Sealing Specialists of Texas, Inc.                        Texas                              100%
  --------------------------------------------------------- ------------------------- ------------------------
  Briggs ITD Corp.                                          Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Briggs Equipment Trust                                    Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Briggs Equipment Mexico, Inc.                             Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Montecargas Yale de Mexico S. A. de C.V. (YALESA)         Mexico                             100%
  --------------------------------------------------------- ------------------------- ------------------------
  Briggs Equipment S.A. de C.V. (BESA)                      Mexico                             100%
  --------------------------------------------------------- ------------------------- ------------------------
  Briggs Construction Equipment, Inc.                       Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Crestpark LP, Inc.                                        Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Crestpark Holding, Inc.                                   Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Venture Properties, Inc.                          Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Realty Corporation                                Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Legacy Venture GP, Inc.                           Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Legacy Venture LP, Inc.                           Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Income Properties, Inc.                           Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Eiger Venture, Inc.                               Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  GBH Venture Co. , Inc.                                    Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Grand Bahama Hotel Co.                                    Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Jack Tar Grand Bahama Limited                             Bahamas                            100%
  --------------------------------------------------------- ------------------------- ------------------------
  The Grove Park Inn Resort, Inc.                           Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Adventure Tours USA, Inc.  - changed name to Sammons
  Tours, Inc. 6-18-01.
  Santo Tours and Travel, Inc. - change their name to       Delaware                           100%
  Sammons Tours New York 2002.  Merged with Sammons
  Tours, Inc. 12/31/2002.
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Securities, Inc.                                  Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Securities Company, LLC.                          Delaware                            50%
  --------------------------------------------------------- ------------------------- ------------------------
  Herakles Investments, Inc.                                Delaware                           100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sponsor Investments, LLC.                                 Texas                               75%
  --------------------------------------------------------- ------------------------- ------------------------


Item 27. Number of Contract Owners No contracts have been sold.

Item 28. Indemnification

Midland National Life Insurance Company indemnifies actions against all officers, directors, and employees to the full extent permitted by Iowa law. This includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative. Such indemnification includes expenses, judgments, fines, and amounts paid in settlement of such actions, suits, or proceedings.

Item 29a. Relationship of Principal Underwriter to Other Investment Companies

In addition to Midland National Life Separate Account C, Sammons Securities Company LLC, the principal underwriter of the Registrant, is also the principal underwriter for flexible premium variable life insurance policies issued through Midland National Life Separate Account A and North American Separate Account VUL I and flexible premium variable annuity contracts issued through North American Separate Account VAI.

Item 29b. Principal Underwriters

The directors and principal officers of Sammons Securities Company LLC are as follows:

  ------------------------------------- -------------------------------------
  Name and Principal                    Positions and Offices with
  Business Address*                     Sammons Securities Corporation
  ------------------------------------- -------------------------------------
  Steve Palmitier                       President
  One Midland Plaza,
  Sioux Falls, SD 57193-9991
  ------------------------------------- -------------------------------------
  Jerome S. Rydell                      Chairman
  ------------------------------------- -------------------------------------
  Michael Masterson                     Vice-Chairman
  525 West Van Buren
  Chicago, IL  60607
  ------------------------------------- -------------------------------------
  Michael J. Brooks                     Vice-President
  ------------------------------------- -------------------------------------

* Unless otherwise indicated, the address of each executive officer of Sammons Securities Company LLC is: 4261 Park Road, Ann Arbor MI 48103.

Item 29c. Compensation of Principal Underwriters

The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant with respect to these Contracts (File No. 333-71800) during the Registrant's last fiscal year:

--------------------------- ------------------------ ----------------------- -------------------- --------------------
           (1)                        (2)                     (3)                    (4)                  (5)
                               Net Underwriting
    Name of Principal            Discounts and          Compensation on           Brokerage              Other
       Underwriter                Commissions              Redemption            Commissions         Compensation
--------------------------- ------------------------ ----------------------- -------------------- --------------------
    Sammons Securities                $0                       0                      0                    0
       Company, LLC
--------------------------- ------------------------ ----------------------- -------------------- --------------------

Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Midland National Life Insurance Company at 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266 and 525 West Van Buren, Chicago, IL 60607.

Item 31. Management Services

No management related services are provided to the Registrant, except as discussed in Parts A and B.

Item 32. Undertakings and Representations

(a) A post-effective amendment to this registration statement will be filed as frequently as is necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Any application to purchase a contract offered by the prospectus will include a space that an applicant can check to request a Statement of Additional Information.

(c) Any Statement of Additional Information and any financial statements required to be made available under this form will be delivered promptly upon written or oral request.

(d) Midland National Life Insurance Company represents that all fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and the risk assumed by Midland National Life Insurance Company.

Section 403(b) Representation

Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Contracts, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Midland National Life Separate Account C has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Chicago, Illinois this 29th day of August, 2003.

                                                               MIDLAND NATIONAL LIFE
                                                               SEPARATE ACCOUNT C (REGISTRANT)

Attest:  /s/                                              By:  /s/*
        -------------------------------------                -------------------------------------------
                                                                           MICHAEL M. MASTERSON
                                                                          Chairman of the Board

                                                          By:  MIDLAND NATIONAL LIFE
                                                               INSURANCE COMPANY (DEPOSITOR)


Attest:  /s/                                              By:  /s/   *
        -------------------------------------                ---------------------------------------------
                                                                           MICHAEL M. MASTERSON
                                                                         Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on August 29, 2003.

                      Signatures                                   Title                                      Date

/s/  *                                               Chairman of the Board of Directors,                  ____________
-------------------------------------------          Director, Chief Executive Officer
MICHAEL M. MASTERSON                                 (Principal Executive Officer)

/s/  *                                               Senior Vice President, Chief Financial Officer       ____________
-------------------------------------------          (Principal Financial Officer)
THOMAS M. MEYER

/s/  *                                               Senior Vice President                                ____________
-------------------------------------------
JOHN J. CRAIG, II

/s/  *                                               President, Chief Operating Officer, Director         ____________
-------------------------------------------
STEVEN C. PALMITIER

/s/  *                                               Director, Senior Vice President,                     ____________
-------------------------------------------          Corporate Actuary
DONALD J. IVERSON

/s/  *                                               Director, Senior Vice President-Legal                ____________
--------------------------------------------
STEPHEN P. HORVAT, JR.

/s/  *                                               Director, Chief Executive Officer, President         ____________
--------------------------------------------         of Sammons
ROBERT W. KORBA


*By:  /s/_______________________________________                                                          ____________
                Stephen P. Horvat, Jr.
                    Attorney-in-Fact
            Pursuant to Power of Attorney

                              Registration No. 333-


----------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

-----------------------------------------------------------------------------



                                    EXHIBITS

                                       TO

                                    FORM N-4

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                       FOR

                    MINDLAND NAITONAL LIFE SEPARATE ACCOUNT C

                                       AND

                     MIDLAND NATIONAL LIFE INSURANCE COMPANY


--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

--------------------------- ----------------------------------------------------
Item                        Exhibit
--------------------------- ----------------------------------------------------
24(b)(4)(a)                 Form of Flexible Premium Deferred Annuity Contract
--------------------------- ----------------------------------------------------
24(b)(4)(b)                 Form of Premium Bonus Rider

--------------------------- ----------------------------------------------------
24(b)(5)(a)                 Form of Application for Flexible Premium Deferred
                            Annuity Contract
--------------------------- ----------------------------------------------------
24(b)(14)                   Power of Attorney
--------------------------------------------------------------------------------

                     MIDLAND NATIONAL LIFE INSURANCE COMPANY
                                ANNUITY DIVISION
                         4601 Westown Parkway Suite 300
                           West Des Moines, Iowa 50266

In this Contract, Midland National Life Insurance Company is referred to as "We", "Us", "Our", or the "Company". "You" and "Your" refer to the Owner.

We agree to pay the benefits provided by this Contract. This Contract is issued in consideration of the application and payment of the Initial Premium.

RIGHT TO EXAMINE CONTRACT - It is important to Us that You are satisfied with this Contract and that it meets Your insurance goals. Read it carefully. If You are not satisfied with it, You may return it to Our Principal office or to Your agent within 10 days, or as required by state law, after You receive it. We will then void it as of the Issue Date and we will refund the full Accumulation Value, or if greater and required by state law, premiums paid.

THIS IS A LEGAL CONTRACT BETWEEN YOU AND US.  READ IT CAREFULLY.



     /s/Steve Palmitier                            /s/Stephen P. Horvat, Jr.
         President                                        Secretary

         Individual Flexible Premium Deferred Variable Annuity Contract

                   Annuity Payments Starting On Maturity Date
                   Death Benefit Payable Before Maturity Date

                 Non-Participating - Not Eligible For Dividends

          ANNUITY PAYMENTS, DEATH BENEFIT AND ACCUMULATION VALUES WILL
           REFLECT THE INVESTMENT EXPERIENCE OF OUR SEPARATE ACCOUNT,
                  WHICH MAY CAUSE THEM TO INCREASE OR DECREASE

                                TABLE OF CONTENTS

                                                                                      CONTRACT FACE
    RIGHT TO EXAMINE CONTRACT................................................                  PAGE
    DEFINITIONS..............................................................                     1
    GENERAL PROVISIONS.......................................................                     2
             Entire Contract...................................................                 2.1
             Changes to the Contract...........................................                 2.2
             Beneficiary.......................................................                 2.3
             Change of Beneficiary.............................................                 2.4
             Change in Maturity Date...........................................                 2.5
             Incontestability..................................................                 2.6
             Misstatement of Age or Sex........................................                 2.7
             Periodic Reports..................................................                 2.8
             Non-participating.................................................                 2.9
             Claims of Creditors...............................................                2.10
             Minimum Benefits..................................................                2.11
             Payment of Premiums...............................................                2.12
             Ownership.........................................................                2.13
             Assignment........................................................                2.14
             Postponement of Payments..........................................                2.15
    YOUR INVESTMENT OPTIONS..................................................                     3
             The Fixed Account.................................................                 3.1
             Current Interest Rate.............................................                 3.2
             Fixed Account Dollar Cost Averaging (DCA) ........................                 3.3
             The Separate Account..............................................                 3.4
             Initial Allocation................................................                 3.5
             Allocations.......................................................                 3.6
             Transfers Prior to Maturity Date..................................                 3.7
             Transfers After the Maturity Date.................................                 3.8
             Account Investments...............................................                 3.9
             Change in Investment Policy.......................................                3.10
             Change of Fund....................................................                3.11
    ACCUMULATION VALUES......................................................                     4
             Fixed Account Value...............................................                 4.1
             Separate Account Value............................................                 4.2
             Accumulation Units................................................                 4.3
             Accumulation Unit Value...........................................                 4.4
             Net Investment Factor.............................................                 4.5
             Charges Against The Investment Division...........................                 4.6
     SURRENDERS..............................................................                     5
             Surrender.........................................................                 5.1
             Surrender Value...................................................                 5.2
             Surrender Charges.................................................                 5.3
     PARTIAL SURRENDERS......................................................                     6
             Partial Surrenders................................................                 6.1
             Penalty-Free Partial Surrenders...................................                 6.2
             Surrender Charges.................................................                 6.3
     SYSTEMATIC WITHDRAWAL OPTION                                                                 7
     DEATH BENEFIT...........................................................                     8
             Death of Annuitant or Owner Before the Maturity Date..............                 8.1
             Spousal Continuance...............................................                 8.2
             Death of Annuitant or Owner On or After the Maturity Date....                      8.3
             Simultaneous Death................................................                 8.4
    PAY-OUT PROVISIONS.......................................................                     9
           Payment of Contract Proceeds                                                         9.1
             Frequency of Annuity Payments.....................................                 9.2
             Fixed Payment Options.............................................                 9.3
             Fixed Payment Plans...............................................                 9.4
             Variable Payment Options..........................................                 9.5
             Variable Payment Plans............................................                 9.6
             Annuity Unit Value................................................                 9.7
             Additional Payment Plans..........................................                 9.8
             Evidence of Age and Survival..........................................             9.9
APPENDIX

                               SPECIFICATIONS PAGE

OWNER:   [MARY DOE]                         CONTRACT NUMBER:  [L012345678]

ANNUITANT:        [JOHN DOE]                ISSUE DATE:       [AUGUST 1, 2003]

AGE OF ANNUITANT: [35]                      MATURITY DATE:    [AUGUST 1, 2068]

SEX OF ANNUITANT: [MALE]                    MINIMUM TRANSFER AMOUNT:   [$200.00]

INITIAL PREMIUM:  [$10,000.00]              MAXIMUM TRANSFER CHARGE: [$15.00]

MINIMUM PREMIUM:  [$10,000.00]              MAXIMUM NUMBER OF FREE TRANSFERS: [12 per contract year]

MAXIMUM TOTAL PREMIUM PAYMENTS ALLOCATED AND/OR
TRANSFERRED TO THE FIXED ACCOUNT IN ANY CONTRACT YEAR                [$5,000 without prior Company approval]

MAXIMUM TOTAL PREMIUM PAYMENTS ALLOCATED AND/OR
TRANSFERRED TO FIXED ACCOUNT PRIOR TO MATURITY DATE:                 [$1,000,000 without prior Company approval]

MAXIMUM TOTAL PREMIUM PAYMENTS OVER LIFE OF CONTRACT:                [$5,000,000 without prior Company approval]

MINIMUM PARTIAL SURRENDER AMOUNT*:  [$500.00]
*Minimum Partial Surrender Amount is not applicable for a withdrawal made in accordance with Section 6.2.

MINIMUM ACCOUNT VALUE:     [$500.00]

FIXED ACCOUNT GUARANTEED MINIMUN INTEREST RATE:  [1.5%]

[CURRENT INTEREST RATE - No Reduction for Rider:    [2.50% guaranteed for 1 year on that portion of the
Initial Premium allocated to the Fixed Account]

                                      [OR]

[CURRENT INTEREST RATE - Reduced by Rider (first nine contract years only):   [1.75% guaranteed for 1 year on that
portion of the Initial Premium allocated to the Fixed Account] ]

[6-MONTH DOLLAR COST AVERAGING INTEREST RATE:  2.50%]

[12-MONTH DOLLAR COST AVERAGING INTEREST RATE:  2.50%]

MORTALITY AND EXPENSE CHARGE: [The Current Mortality and Expense Charge is an annual rate of 1.40%, plus any additional optional rider charge shown on the Additional Benefits Endorsement or Rider page for a total annual rate of 2.0%.]

ANNUAL MAINTENANCE FEE: [Currently the Annual Maintenance Fee is $30 per year. This fee is charged at the end of the year or upon surrender. It will be waived if the Contract is a qualified plan under Section 403(b) or the Net Premium is
$50,000 or greater on the Contract Anniversary Date. The maximum Annual Maintenance Fee is $60.]

SURRENDER CHARGE SCHEDULE:

[We impose a Surrender Charge on certain early surrenders

                   Length of Time From Premium Payment        Surrender Charge
                            (Number of Years)                    Percentage
                                    1                                10%
                                    2                                 9%
                                    3                                 8%
                                    4                                 7%
                                    5                                 6%
                                    6                                 5%
                                    7                                 4%
                                    8                                 3%
                                    9                                 2%
                                   10+                               0%]

If You have any questions or concerns, contact Your agent or write or call Us at:

                          Midland National Life Insurance Company
                          [P. O. Box 79907
                          Des Moines, Iowa 50325-0907
                          Toll-free telephone: 1-866-270-9564]

              ADDITIONAL BENEFITS PROVIDED BY ENDORSEMENT OR RIDER

   [DESCRIPTION OF               CURRENT              MAXIMUM             CURRENT             MAXIMUM
   ADDITIONAL CONTRACT           CHARGE TO            CHARGE TO           FIXED ACCOUNT       FIXED ACCOUNT
   BENEFITS                      SEPARATE ACCOUNT     SEPARATE ACCOUNT    CHARGE              CHARGE]

                                                                          [0.75% reduction    [0.90% reduction
                                                                          of Fixed Account    of Fixed Account
   [Premium Bonus Rider - 6%]    [0.60%1]             [0.70%]             Current Interest    Current Interest
                                                                          Rate1]              Rate1]


                             [VESTING OF BONUS SCHEDULE
                 Contract Year                Amount Of Bonus Vested
                       1                                   0
                       2                          1/9 of bonus amount
                       3                          2/9 of bonus amount
                       4                          3/9 of bonus amount
                       5                          4/9 of bonus amount
                       6                          5/9 of bonus amount
                       7                          6/9 of bonus amount
                       8                          7/9 of bonus amount
                       9                          8/9 of bonus amount
                      10+                        9/9 of bonus amount]

[1Separate Account and Fixed Account charges apply for the first nine contract years. For years 10+, there are no charges for this rider.]

                             SECTION 1: DEFINITIONS

         The following are key words used in this Contract. They are important in describing both Your rights and Ours. When they are used, they are capitalized. As You read Your Contract, refer back to these definitions.

Account(s): The Fixed Account(s) or Separate Account.

Accumulation Value: The value used to determine annuity payments at maturity and death benefits under this Contract. The Accumulation Value is equal to the sum of the amounts you have in the Fixed Account(s) and the investment divisions of the Separate Account less any administration fees.

Annual Maintenance Fee:  The amount as defined on the Specifications Page.

Annuitant: The person(s) named in the application and on the Specifications Page to whom periodic income will be paid. This is the person whose life is used to determine the amount and duration of any periodic income involving life contingencies. The Annuitant will be considered the Owner of the Contract unless otherwise stated on the application.

Beneficiary: The person(s) to whom the death benefit will be paid in the event of the death of the Owner or Annuitant.

Business Day: A day when the New York Stock Exchange is open. Our Business Day ends when the New York Stock Exchange closes. The Separate Account will be valued each Business Day.

Contingent Beneficiary: The person(s), designated by You, to receive the death benefit if the Primary Beneficiary is deceased at the time the death benefit becomes payable.

Contract Anniversary: The same date in each Contract Year as the Issue Date.

Contract Year: The period from one Contract Anniversary to the next Contract Anniversary. The first Contract Year is from the Issue Date to the first Contract Anniversary.

Endorsement or Rider: A form which amends this Contract or which provides additional benefits. When an Endorsement or Rider is attached to this Contract, it is a part of this Contract and is subject to all the terms of this Contract unless We state otherwise.

Funds: The investment companies, more commonly called mutual funds, available for investment by Separate Account C on the issue date or as later changed by Us.

Initial Premium: The premium as shown on the Specifications Page.

Issue Age:  Age of the Annuitant on the last birthday before the issue date.

Issue Date: The date this Contract is issued and Your rights and benefits begin and from which Contract Anniversaries and Contract Years are measured. The Issue Date is shown on the Specifications Page.

Maturity Date: The date on which monthly income payments will begin. The maximum Maturity Date is the later of a) the Contract Anniversary immediately following the Annuitant's 100th birthday or b) the first day of the tenth contract year. The Maturity Date is shown on the Specifications Page.

Minimum Account Value: The Minimum Account Value is shown on the Specifications Page.

Minimum Partial Surrender Amount: The amount as defined on the Specifications Page.

Net Premium: The total premiums received less any Partial Surrenders including any Surrender Charges.

Owner: The person(s) or entity that is named in the application or on the latest change filed with Us who is entitled to exercise all rights and privileges provided in the Contract.

Payee: The Annuitant is the Payee on the Maturity Date. The Beneficiary is the Payee of the proceeds at the death of the Annuitant or Owner if the date of death is prior to the Maturity Date.

Premium Tax: An amount that may be deducted from the Accumulation Value at full surrender, annuitization or death.

Primary Beneficiary: The person(s), designated by You, who has the first right to receive the death benefit in the event of the death of the Owner or Annuitant.

Proof of Death: Proof of Death may consist of a certified copy of the death certificate or any other proof satisfactory to the Company.

Surrender Charge Schedule: The Surrender Charge Schedule is shown on the Specifications Page. During the Surrender Charge Schedule, a Surrender Charge will apply to any full or Partial Surrender, except as described in Section 6.2.

Surrender Value: The amount available at time of full surrender.

Valuation Period: The time beginning at the close of the New York Stock Exchange on one Business Day and ending at the close of the New York Stock Exchange on the next Business Day.

Written Notice: A notice or request submitted in a written form satisfactory to Us, that is signed by the Owner and received by Us at the address shown on the Specifications Page.

                          SECTION 2: GENERAL PROVISIONS

2.1 Entire Contract: The entire Contract between You and Us consists of this Contract, the attached written application and any attached endorsements, riders, and amendments.

2.2 Changes to the Contract: No one has the right to change any part of this Contract or to waive any of its provisions unless the change is approved in writing by one of Our officers. Only our President or Secretary may modify this Contract.

     We may change this Contract without Your consent to conform to state or federal laws or regulations. A change will be made by attaching an endorsement to this Contract.

2.3 Beneficiary: You named the Beneficiary in the application. A Beneficiary is revocable unless otherwise stated in the Beneficiary designation. If no Beneficiary is living when the Owner or Annuitant dies, the death benefit will be paid to You or Your estate. If no Primary Beneficiary is living at the time of the Owner's or Annuitant's death, the proceeds are payable to the Contingent Beneficiary, if any. If there are joint Owners, the surviving joint Owner, if any, will be considered the designated Primary Beneficiary, unless the Joint Owners have otherwise designated a Primary Beneficiary either on the application or by sending Us a Written Notice. If a person other than a joint Owner is named a Primary Beneficiary, the surviving Owner will not be entitled to proceeds upon the death of the first Owner.

2.4 Change of Beneficiary: You may change a revocable Beneficiary. We must receive Written Notice informing Us of the change. Upon receipt and acceptance, a change takes effect as of the date the Written Notice was signed. We will not be liable for any payment made before We record the Written Notice.

2.5 Change in Maturity Date: At any time You may change the Maturity Date by Written Notice. We must receive Your Written Notice requesting such change at least 30 days prior to the original Maturity Date. Any Maturity Date may not be a date that is before the end of the first day of the tenth contract year.

2.6  Incontestability: We will not contest this Contract.

2.7 Misstatement of Age or Sex: If the age or sex of the Annuitant has been misstated, We will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex.

     Any underpayments made by Us will be paid to the Payee. Any overpayments made by Us will be charged against benefits falling due after adjustment. All underpayments and overpayments will include interest at the rate required by the jurisdiction in which this Contract is delivered.

2.8 Periodic Reports: At least once each year, We will send You a report containing information required by applicable state law.

2.9 Non-participating: This Contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

2.10 Claims of Creditors: To the extent permitted by law, no benefits payable under this Contract to a Beneficiary or Payee are subject to the claims of creditors.

2.11 Minimum Benefits: The annuity payments, Surrender Value and death benefit under this Contract are not less than the minimum required by the laws of the state in which this Contract is delivered.

2.12 Payment of Premiums: The Initial Premium is due on the Issue Date. You may make additional premium payments in any amount and frequency, subject to the limits shown on the Specifications Page.

2.13 Ownership: This Contract belongs to You. You have all rights granted by this Contract, including the right to change Owners and Beneficiaries, subject to the rights of:

     1)   Any assignee of record with Us;

     2)   Any irrevocable Beneficiary; and

     3)   Any restricted Ownership.

     We must receive Written Notice informing Us of any change, designation or revocation. Once recorded, a change, designation or revocation takes effect as of the date the Written Notice was signed. However, We are not liable for payments made by Us before We record the Written Notice.

2.14 Assignment: You may assign this Contract by giving Us Written Notice. We will not be responsible for the validity of any assignment. We will not be liable for any payments We make prior to recording the Written Notice of assignment.

2.15 Postponement of Payments: Payments from the Separate Account may be postponed if:

     1) The New York Stock Exchange is closed or trading on the Exchange is restricted as determined by the Securities and Exchange Commission ("SEC") or

     2) The SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or determination of their value not reasonably practicable.

                       SECTION 3: YOUR INVESTMENT OPTIONS

3.1 The Fixed Account: The Fixed Account is an account in which premiums allocated to the Fixed Account, less Partial Surrenders allocated to the Fixed Account, plus or minus transfers to or from the Fixed Account, accumulate at the Current Interest Rate. The total amount of premium that can be allocated or transferred to the Fixed Account in any Contract Year is limited. The maximum increase to the Fixed Account in any Contract Year is shown on the Specifications Page. The sum of all allocations plus all transfers within a Contract Year cannot exceed this maximum amount without prior approval from Us. The total amount of premium that can be allocated to the Fixed Account prior to the Maturity Date is limited. This limit cannot be exceeded without prior approval from Us. The maximum amount of premium that can be allocated to the Fixed Account prior to Maturity Date is shown on the Specifications Page.

3.2 Current Interest Rate: The Current Interest Rate on the Issue Date is shown on the Specifications Page and is applicable to the Initial Premium allocated to the Fixed Account. The rate is guaranteed for the duration shown on the Specifications Page. An interest rate will be declared for future durations. We will also declare the Current Interest Rate for any subsequent premiums or amounts transferred to the Fixed Account. The guaranteed minimum interest rate is shown on the Specifications Page.

3.3 Fixed Account Dollar Cost Averaging (DCA): At the time of application, You may elect one of two Fixed Account DCA programs. These programs allow You to have a specific amount of Your Initial Premium transferred each month to the investment divisions of Your choice. These programs may only be elected at issue. You may choose either a 6-Month Fixed Account DCA Program or a 12-Month Fixed Account DCA Program. The interest rate for the Program You choose is shown on the Specifications Page. You will choose how the DCA premium will be allocated. These allocations cannot be changed during the program period.

3.4 The Separate Account: The Separate Account is Our Separate Account C, established under the Insurance Laws of the State of Iowa, and is a unit investment trust registered with the SEC under the Investment Company Act of 1940. It is also subject to the laws of Iowa. We own the assets of the account; We keep them separate from the assets of the Fixed Account(s). We established the account to support variable annuity contracts.

3.5 Initial Allocation: The Initial Premium will be allocated to the selected Fixed and Separate Accounts on the Issue Date. The amount of premium that can be allocated to the Fixed Account is subject to the premium allocation limitations in Section 3.1 above.

3.6 Allocations: The Separate Account has several investment divisions. We list them on the supplemental application and in the prospectus. You determine, using percentages, how Premiums will be allocated to the Fixed Account(s) or among the investment divisions. You may choose to allocate nothing to the Fixed Account(s) or to a particular investment division. The amount of premium that can be allocated to the Fixed Account is subject to the premium allocation limitations in Section 3.1 above. But any allocation must be a whole number; You may not choose a fractional percent. The amount allocated to an Account must be at least equal to the Minimum Account Value shown on the Specifications Page. The maximum amount of premium that We will accept is shown on the Specifications Pages.

     We reserve the right to limit the number of investment divisions in which You have funds invested.

     You may change the allocation for subsequent Premiums at any time while the Contract is in force. To do so, You must send Us Written Notice. The change will take effect on the date We receive Written Notice at Our Principal Office.

3.7 Transfers Prior to Maturity Date: You may request in writing to transfer monies from one investment division to another or between the investment divisions and the Fixed Account. The minimum amount You may transfer is shown in the Specifications Page. This minimum need not come from any one investment division or be transferred to any one investment division. The minimum applies to the net amounts being transferred in Your request. The Maximum Number of Free Transfers You may make in each Contract Year without charge is shown in the Specifications Page. For each additional transfer there is a charge which will not exceed the Maximum Transfer Charge shown in the Specifications Page. This charge will be deducted from the investment divisions or the Fixed Account from which the transfer is being made in equal proportion to the number of such investment divisions or the Fixed Account on the day of the transfer. The amount remaining in any investment division after deducting the transfer and any transfer charge must be equal to or greater than zero. The maximum amount that can be transferred from the Fixed Account to the Separate Account in any Contract Year is 20% of the Fixed Account Value on the first day of the Contract Year.

     You may request to transfer amounts from one investment division to another or between investment divisions and the Fixed Account, subject to the transfer limitations in Section 3.1 above.

     We reserve the right to restrict or refuse transfers under this Contract. If we exercise this right, You will be notified in writing.

3.8 Transfers After The Maturity Date: You may request two transfers among the Separate Account investment divisions each contract year. No transfers are allowed in or out of the Fixed Account.

3.9 Account Investments: We use the assets of Our Separate Account to buy shares in the Funds. Each investment division is invested in a corresponding specific portfolio. Income and realized and unrealized gains and losses from Our shares in each portfolio are credited to, or charged against, the investment division. This is without regard to income, gains, or losses in Our other investment accounts.

     We will always keep assets in the Separate Account with a total value at least equal to the Accumulation Values under contracts like this one. To the extent those assets do not exceed this amount, We use them only to support those policies; We do not use those assets to support any other business We conduct. We may use any excess over this amount in any way We choose.

3.10 Change In Investment Policy - A portfolio of the Funds may make a material change in its Investment Policy. In that case, We will send You a notice of the change. Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may transfer any amount You have in the investment division affected by the Investment Policy change to another investment division of Our Separate Account. The process for changing the Investment Policy of the Separate Account has been approved by Iowa, Our state of domicile, and the process for doing so is on file with the Insurance Commissioner in the state in which this Contract is delivered.

3.11 Change Of Fund - A portfolio might, in Our judgement, become unsuitable for investment by an investment division. This may happen because of a change in investment contract, or a change in laws or regulations, or because the shares are no longer available for investment, or for some other reason. If that occurs, We have the right to substitute another portfolio of the Funds, or to invest in a Fund other than the ones We show on the supplemental application. However, We would first seek approval from the SEC and, where required, the insurance regulator where this Contract is delivered.

                         SECTION 4: ACCUMULATION VALUES

4.1  Fixed Account Value: The Fixed Account Value equals:

     1)   Your Initial Premium allocated to the Fixed Account; plus

     2) Subsequent premiums allocated to the Fixed Account, if any; plus or minus

     3)   Any transfers in or out of the Fixed Account; less

     4) Any Partial Surrenders including deduction for Surrender Charges allocated to the Fixed Account; less

     5)   The Annual Maintenance Fee and transfer charges if any; plus

     6)   Interest credited at the Current Interest Rate.

4.2 Separate Account Value: The amount You have in Our Separate Account at any time will be the sum of the values in each investment division. The value in each investment division is equal to (a) multiplied by (b) where:

     a. is the Accumulation Unit Value as of the end of the Valuation Period for which the value in the investment division is determined.

     b.   is the number of Accumulation Units in the investment division;

     We guarantee that adverse mortality and expense experience will not affect the amount You have in Our Separate Account.

4.3 Accumulation Units: We will credit amounts to or deduct amounts from the investment divisions in the Separate Account C in the form of Accumulation Units prior to the Maturity Date. The number of Accumulation Units to be credited or deducted from any investment division will be determined by dividing the amount to be credited or deducted from the investment division by the Accumulation Unit Value of the investment division. Accumulation Units will be credited or deducted using the Unit Value for the Business Day during which the transaction occurs. If any credit or deduction is scheduled to occur on a date that is not a Business Day, such credit or deduction will be deemed to occur on the next Business Day unless otherwise specified.

4.4 Accumulation Unit Value: The Accumulation Unit Value of each investment division was set at $10.00 on the first Valuation Period of the investment division. The Accumulation Unit Value for each subsequent Valuation Period is then determined at the end of the Valuation Period and is the Net Investment Factor for that period multiplied by the Accumulation Unit Value for the immediately preceding Valuation Period. The Accumulation Unit Value for a Valuation Period applies to each day in the period. The Accumulation Unit Value may increase or decrease from one Valuation Period to the next.

4.5 Net Investment Factor: The Net Investment Factor is an index used to measure the investment performance of an investment division from one Valuation Period to the next. The Net Investment Factor can be greater or less than one; therefore, the value of an investment division unit may increase or decrease.

     The Net Investment Factor for each investment division for a Valuation Period is determined by adding (a) and (b), subtracting (c) and then dividing the result by (a) where:

     (a)  is the value of the assets at the end of the preceding Valuation
          Period;

     (b) is the investment income and capital gains, realized or unrealized, credited during the current Valuation Period;

     (c)  is the sum of:

          1. the capital losses, realized or unrealized, charged during the current Valuation Period plus any amount charged or set aside for taxes during the current Valuation Period; plus

          2. the mortality and expense charge for each day in the current Valuation Period.

4.6 Charges Against The Investment Division: In determining the values for the Accumulation Units, We deduct the mortality and expense Charge, as shown on the Specifications Page, from the assets of each investment division. This charge is for mortality and expense risks that We assume.

     The earnings of the Separate Account are taxed as part of Our operations. At the present time, We do not expect to incur taxes on earnings of any investment division to the extent that earnings are credited under this Contract. If We incur additional taxes due to the operation of the Separate Account, We may make charges for such taxes against the investment divisions.

                              SECTION 5: SURRENDERS

5.1 Surrender: You may surrender this Contract for its Surrender Value at any time prior to the Maturity Date. The Surrender Value will be determined as of the first Business Day that We receive Written Notice and the Contract.

     We may defer payment of the Surrender Value for up to six months. If payment is deferred for 30 or more days, interest at the rate required by the jurisdiction in which this Contract is delivered will be paid during the period of deferment.

5.2  Surrender Value: The Surrender Value is equal to:

     1)   The Fixed Account Value; plus

     2)   The Separate Account Value; less

     3)   The Surrender Charge; less

     4)   The Annual Maintenance Fee (if any); less

     5)   Any applicable Premium Tax.

5.3 Surrender Charges: We may deduct a Surrender Charge from any surrender of premiums. The length of time between each premium payment and surrender determines the amount of the Surrender Charge. The Surrender Charge Percentage is shown on the Specifications Page. Any amount that You withdraw will be treated as being from premiums first, and then from investment income, if any. There is no Surrender Charge on the investment income withdrawn.

                          SECTION 6: PARTIAL SURRENDERS

6.1 Partial Surrenders: You may withdraw part of the Accumulation Value at any time before the Maturity Date, subject to the Minimum Partial Surrender Amount shown on the Specifications Page. A Partial Surrender may not bring the Fixed Account Value or any investment division of the Separate Account Value below the Minimum Account Value shown on the Specifications Page.

     The Minimum Partial Surrender Amount does not apply if You exercise the penalty-free Partial Surrender as described in Section 6.2.

     We may defer payment of the Partial Surrender for up to six months. If payment is deferred for 30 or more days, interest at the rate required by the jurisdiction in which this Contract is delivered will be paid during the period of deferment.

     Unless you specify otherwise, Your Partial Surrender will be allocated among all investment divisions and the Fixed Account in the same proportion as Your Accumulation Value bears to each investment division and the Fixed Account. This allocation is subject to minimum amount requirements.

6.2 Penalty-Free Partial Surrenders: Once in each Contract Year You may withdraw up to 10% of the Net Premium as of the date of the Partial Surrender without any Surrender Charge.

     If this option is not exercised during any Contract Year, or if less than 10% is withdrawn, any unused amount will not be carried over to a subsequent Contract Year.

6.3 Surrender Charges: We will deduct a Surrender Charge upon any Partial Surrender in excess of the allowable penalty-free Partial Surrender. The charge is equal to:

     1)   The requested amount; less

     2) The penalty-free Partial Surrender amount (if available); multiplied by

     3)   The Surrender Charge percentage shown on the Specifications Page.

     The Surrender Charge will be based on the length of time between premium payments and Partial Surrenders. For the purpose of determining the Surrender Charge, any amount that You withdraw will be treated as being from premiums first, and then from investment income, if any, without regard to allocations of premiums or surrenders among investment divisions. There is no Surrender Charge on the investment income (if any) withdrawn.

                     SECTION 7: SYSTEMATIC WITHDRAWAL OPTION

     You may elect a Systematic Withdrawal Option if all of the following requirements are satisfied as of the date we receive your request:

     1)   The Annuitant is living,

     2)   The Contract has not reached the Maturity Date, and

     3)   Your right to examine the Contract has expired.

     All Systematic Withdrawals are considered Partial Surrenders and will be taken pro-rata from both the Fixed and Separate Accounts. Withdrawals may be made monthly, quarterly, semi-annually or annually. However, We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $200. Systematic Withdrawals will be delayed until the last day of the Valuation Period in which they fall.

     Surrender Charges will apply to all amounts in excess of the penalty-free Partial Surrender amount. You may discontinue Systematic Withdrawals at any time.

     The balance remaining in the Accumulation Value will continue to increase or decrease, depending on the investment experience of the investment divisions in which Your Accumulation Value resides. If Your Accumulation Value declines due to unscheduled withdrawals or due to the investment experience, Your Accumulation Value may no longer support Systematic Withdrawals.

                            SECTION 8: DEATH BENEFIT

8.1 Death of Annuitant or Owner Before the Maturity Date: If the Annuitant or Owner dies prior to the Maturity Date We will pay the death benefit to the appropriate Beneficiary. The death benefit is the greater of Net Premium or the Accumulation Value on the date We receive the due Proof of Death, increased by interest at the rate required by the jurisdiction in which this Contract is delivered until the date of payment and less any applicable Premium Tax.

     If there are joint Owners, the surviving joint Owner, if any, will be the designated Primary Beneficiary unless the Joint Owners have otherwise designated a Primary Beneficiary either on the application or by sending Us a Written Notice. If a person other than a joint Owner is named a Primary Beneficiary, the surviving Owner will not be entitled to proceeds upon the death of the first Owner. Proceeds will be distributed on the death of the first Owner, unless the sole Beneficiary is the spouse. In which case, the spouse may elect to continue this Contract as the new Owner as described in
     Section 8.2.

     If there are joint Annuitants, the death benefit will be paid upon the death of the second Annuitant.

     Payments under this provision are in full settlement of all liability under this Contract.

8.2 Spousal Continuance: If the Owner dies, and the sole Beneficiary is the deceased Owner's spouse, the Beneficiary may elect to continue this Contract as the new Owner.

8.3 Death of Annuitant or Owner On or After the Maturity Date: If the Annuitant or Owner dies on or after the Maturity Date and before the entire annuity benefit is distributed and the surviving spouse is the sole Beneficiary, the spouse may elect to continue this Contract as the new Owner as described in Section 8.2.

     If the surviving spouse is not the sole beneficiary, any remaining balance will be paid at least as rapidly as under the payment option in effect upon the date of death.

8.4 Simultaneous Death: If joint Owners or joint Annuitants die within 24 hours of one another they are considered to have died simultaneously and the eldest is presumed to have died first. In the event of the simultaneous death of the Owner and the Annuitant, the Owner is presumed to have died first, and the Owner's beneficiary would be paid the death benefit.

                          SECTION 9: PAY-OUT PROVISIONS

9.1 Payment of Contract Proceeds: On the Maturity Date, We will pay the Accumulation Value of this Contract, less any applicable Premium Tax, to the Annuitant if living. You may elect to have the value paid under one of the payment plans described below. You can choose either a Fixed Payment Plan described in Section 9.4 or a Variable Payment Plan described in
     Section 9.6. The election of a payment plan must be made in writing at least 30 days prior to the Maturity Date. If no election is made, the automatic payment plan of a life annuity with 10 year certain period (monthly income for a minimum of 120 months and as long thereafter as the Annuitant lives) will be applied.

     If the Accumulation Value on the Maturity Date is less than $2,500, the annual payment is less than $50, or the Payee is a corporation, partnership, association, trustee or assignee, We reserve the right to pay the full value to the Owner in a lump sum cash payment.

9.2 Frequency of Annuity Payments: Annuity payments will be made monthly, unless a different mode of payment is elected. If monthly payments would be less than $50, We reserve the right to change the payment frequency, so that payments are at least $50.

9.3 Fixed Payment Options: Payments and earnings under the Fixed Payment Options are not affected by the investment experience of any investment division of Our Separate Account. Interest credited on all Fixed Payment Options will never be less than 1.5%.

9.4 Fixed Payment Plans: Annuity Payments will be made under one of the following payment plans:

     Option 1 - Income for Specified Period: We will pay an income for a specific number of years in equal installments. We guarantee these payments to be at least those shown in Table 1.

     Installments shown are for each $1,000 of value applied based on a minimum interest of 1.5% per annum.

     At Our sole discretion, excess interest may be paid or credited from time to time in addition to the payments guaranteed under Option 1.

     Option 2 - Life Annuity:

     Life Annuity: We will pay equal monthly payments during the lifetime of the Payee. Upon the death of the Payee, payments will cease.

     With Certain Period: We will pay equal monthly payments for a selected number of guaranteed payments, and then for as long as the Payee is living thereafter.

     We guarantee these payments to be at least those shown in Table 2.

     Installments shown are for each $1,000 of value applied, based on Annuity 2000 Tables and a minimum interest of 1.5% per annum.

     Option 3 - Income for a Specified Amount: We pay income of the specified amount until the principal and interest are exhausted. Equal monthly payments will be at least $4.81 per month for each $1,000 of value. Payments will begin on the Maturity Date and will continue until the principal and interest, at the rate of 1.5% compounded per annum, are exhausted.

     Option 4 - Joint and Survivor Income: We will pay monthly payments during the lifetime of the Annuitant and the named Beneficiary. We determine the payment by the sex and age of each person from Table 3. The Annuitant must be at least 50 years old, and the Beneficiary/Payee must be at least 45 years old, at the time of the first monthly payment. We will furnish values for age or sex combinations not shown in the table on request.

     Installments shown are monthly and are for each $1,000 of value applied, based on Annuity 2000 Tables and a minimum interest of 1.5% per annum.

9.5 Variable Payment Options: Payments under the Variable Payment Options are affected by the investment experience of the investment divisions of Our Separate Account. Therefore, the amount of the Variable Payments may increase or decrease, depending on the investment experience of the investment division.

     We guarantee that adverse mortality and expense experience will not affect the dollar amount of the Variable Payment.

9.6 Variable Payment Plans: Annuity payments will be made under one of the following payment plans:

     Life Annuity: We will pay monthly payments during the lifetime of the Payee. Upon the death of the Payee, payments will cease.

     Life Annuity With Certain Period: We will pay monthly payments for a selected number of guaranteed payments, and then for as long as the Payee is living thereafter.

     The dollar amount of the first Variable Payment is computed by multiplying the amount in each investment division, calculated as of a date not more than ten Business Days prior to the date of the first payment, by the appropriate rate from Table 4 for the option selected. The payment from each investment division is then converted to Annuity Units which will be used to determine subsequent payments.

     The Initial payments shown in Table 4 are monthly and are for each $1,000 of value applied, based on Annuity 2000 Tables and interest of 5% per annum.

     The number of Annuity Units credited to each investment division is:

     a) the portion of the first Variable Payment from the investment division; divided by

     b) the investment division's Annuity Unit Value as of the date used to calculate the first Variable Payment.

     The dollar amount of each subsequent payment for an investment division is equal to:

     a) the number of Annuity Units for that investment division; multiplied by

     b) the Annuity Unit Value for that investment division as of a uniformly applied date not more than ten Business Days before the date of the payment.

     The Variable Payment made to the Annuitant is the sum of the payment amounts for each investment division.

9.7 Annuity Unit Value: The Annuity Unit Value of each investment division was set at $10.00 at the end of the first Valuation Period of the investment division. The unit value for each subsequent Valuation Period is then determined at the end of the Valuation Period and is equal to:

     a) the Annuity Unit Value for the immediately preceding Valuation Period; multiplied by

     b)   the Net Investment Factor for that period; multiplied by

     c)   .99986634 for each day in the Valuation Period.

9.8 Additional Payment Plans: Annuity payments may be made under any payment plan offered by Us at the time an election is made.

9.9 Evidence of Age and Survival: Income under Options 2 and 3 of the Fixed Payment Plans or any Variable Payment Plan is based on the age of each Payee. We require proof of age. We reserve the right to require proof of survival under these Options.

                                    APPENDIX

                                     TABLE 1

                 ARTICLE I. INCOME FOR SPECIFIED PERIOD FACTORS

         Installments shown are for each $1,000 of net proceeds applied. Interest is 1.50%, and is subject to change as described in the Pay-out Provisions Section.

Specified Period not to exceed 20 years. Payment will begin on the Maturity
Date.

ANNUAL YEARS                 ANNUAL                SEMI-ANNUAL          QUARTERLY             MONTHLY
----------------------- --------------------- -------------------- --------------------- --------------------
  1                             N/A                   N/A                  N/A                   N/A
----------------------- --------------------- -------------------- --------------------- --------------------
  2                             N/A                   N/A                  N/A                   N/A
----------------------- --------------------- -------------------- --------------------- --------------------
  3                             N/A                   N/A                  N/A                   N/A
----------------------- --------------------- -------------------- --------------------- --------------------
  4                             N/A                   N/A                  N/A                   N/A
----------------------- --------------------- -------------------- --------------------- --------------------
  5                            205.99               103.38                51.78                 17.28
----------------------- --------------------- -------------------- --------------------- --------------------
  6                            172.93                86.78                43.47                 14.50
----------------------- --------------------- -------------------- --------------------- --------------------
  7                            149.31                74.93                37.53                 12.52
----------------------- --------------------- -------------------- --------------------- --------------------
  8                            131.60                66.04                33.08                 11.04
----------------------- --------------------- -------------------- --------------------- --------------------
  9                            117.84                59.14                29.62                 9.88
----------------------- --------------------- -------------------- --------------------- --------------------
10                             106.83                53.61                26.85                 8.96
----------------------- --------------------- -------------------- --------------------- --------------------
11                             97.82                 49.09                24.59                 8.20
----------------------- --------------------- -------------------- --------------------- --------------------
12                             90.32                 45.33                22.70                 7.57
----------------------- --------------------- -------------------- --------------------- --------------------
13                             83.98                 42.14                21.11                 7.04
----------------------- --------------------- -------------------- --------------------- --------------------
14                             78.54                 39.41                19.74                 6.59
----------------------- --------------------- -------------------- --------------------- --------------------
15                             73.83                 37.05                18.56                 6.19
----------------------- --------------------- -------------------- --------------------- --------------------
16                             69.71                 34.98                17.52                 5.84
----------------------- --------------------- -------------------- --------------------- --------------------
17                             66.08                 33.16                16.61                 5.54
----------------------- --------------------- -------------------- --------------------- --------------------
18                             62.86                 31.54                15.80                 5.27
----------------------- --------------------- -------------------- --------------------- --------------------
19                             59.97                 30.10                15.07                 5.03
----------------------- --------------------- -------------------- --------------------- --------------------
20                             57.38                 28.79                14.42                 4.81
----------------------- --------------------- -------------------- --------------------- --------------------

                                     TABLE 2

            MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

         Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 1.50% interest.

         Payment will begin on the Maturity Date.

                                                   Unisex

Age of Payee  Life Only   Life with   Life with               Age of      Life Only   Life with   Life with
                          10 Year     20 Year                 Payee                   10 Year     20 Year
                          Certain     Certain                                         Certain     Certain
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          25        2.10        2.10        2.10                      63        4.10        4.04        3.80
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          26        2.12        2.12        2.12                      64        4.23        4.16        3.88
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          27        2.14        2.14        2.14                      65        4.36        4.28        3.95
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          28        2.17        2.16        2.16                      66        4.50        4.41        4.03
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          29        2.19        2.19        2.18                      67        4.66        4.54        4.11
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          30        2.21        2.21        2.21                      68        4.82        4.69        4.18
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          31        2.24        2.24        2.23                      69        5.00        4.84        4.25
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          32        2.27        2.27        2.26                      70        5.19        5.00        4.32
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          33        2.29        2.29        2.29                      71        5.39        5.16        4.38
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          34        2.32        2.32        2.32                      72        5.61        5.34        4.44
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          35        2.35        2.35        2.35                      73        5.85        5.52        4.50
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          36        2.38        2.38        2.38                      74        6.11        5.71        4.55
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          37        2.42        2.41        2.41                      75        6.38        5.90        4.59
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          38        2.45        2.45        2.44                      76        6.68        6.10        4.63
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          39        2.49        2.48        2.47                      77        7.01        6.31        4.67
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          40        2.52        2.52        2.51                      78        7.36        6.51        4.70
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          41        2.56        2.56        2.55                      79        7.74        6.72        4.72
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          42        2.60        2.60        2.58                      80        8.15        6.93        4.74
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          43        2.64        2.64        2.62                      81        8.60        7.13        4.76
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          44        2.69        2.68        2.66                      82        9.08        7.33        4.77
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          45        2.73        2.73        2.71                      83        9.61        7.51        4.78
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          46        2.78        2.77        2.75                      84       10.18        7.69        4.79
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          47        2.83        2.82        2.80                      85       10.79        7.85        4.80
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          48        2.88        2.88        2.84                      86       11.45        8.00        4.80
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          49        2.94        2.93        2.89                      87       12.15        8.14        4.80
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          50        3.00        2.99        2.95                      88       12.91        8.27        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          51        3.06        3.05        3.00                      89       13.71        8.38        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          52        3.12        3.11        3.05                      90       14.54        8.47        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          53        3.19        3.17        3.11                      91       15.42        8.56        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          54        3.26        3.24        3.17                      92       16.34        8.64        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          55        3.33        3.31        3.23                      93       17.29        8.70        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          56        3.41        3.39        3.30                      94       18.28        8.76        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          57        3.49        3.47        3.36                      95       19.32        8.81        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          58        3.58        3.55        3.43                      96       20.41        8.85        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          59        3.67        3.64        3.50                      97       21.59        8.88        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          60        3.77        3.73        3.58                      98       22.89        8.91        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          61        3.87        3.83        3.65                      99       24.34        8.93        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          62        3.99        3.93        3.72                     100       26.00        8.94        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------

                               TABLE 2 (continued)

            MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

         Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 1.50% interest.

         Payment will begin on the Maturity Date.

                                                    Female

Age of Payee  Life Only   Life with   Life with               Age of      Life Only   Life with   Life with
                          10 Year     20 Year                 Payee                   10 Year     20 Year
                          Certain     Certain                                         Certain     Certain
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          25        2.10        2.10        2.10                      63        4.10        4.04        3.80
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          26        2.12        2.12        2.12                      64        4.23        4.16        3.88
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          27        2.14        2.14        2.14                      65        4.36        4.28        3.95
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          28        2.17        2.16        2.16                      66        4.50        4.41        4.03
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          29        2.19        2.19        2.18                      67        4.66        4.54        4.11
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          30        2.21        2.21        2.21                      68        4.82        4.69        4.18
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          31        2.24        2.24        2.23                      69        5.00        4.84        4.25
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          32        2.27        2.27        2.26                      70        5.19        5.00        4.32
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          33        2.29        2.29        2.29                      71        5.39        5.16        4.38
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          34        2.32        2.32        2.32                      72        5.61        5.34        4.44
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          35        2.35        2.35        2.35                      73        5.85        5.52        4.50
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          36        2.38        2.38        2.38                      74        6.11        5.71        4.55
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          37        2.42        2.41        2.41                      75        6.38        5.90        4.59
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          38        2.45        2.45        2.44                      76        6.68        6.10        4.63
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          39        2.49        2.48        2.47                      77        7.01        6.31        4.67
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          40        2.52        2.52        2.51                      78        7.36        6.51        4.70
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          41        2.56        2.56        2.55                      79        7.74        6.72        4.72
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          42        2.60        2.60        2.58                      80        8.15        6.93        4.74
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          43        2.64        2.64        2.62                      81        8.60        7.13        4.76
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          44        2.69        2.68        2.66                      82        9.08        7.33        4.77
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          45        2.73        2.73        2.71                      83        9.61        7.51        4.78
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          46        2.78        2.77        2.75                      84       10.18        7.69        4.79
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          47        2.83        2.82        2.80                      85       10.79        7.85        4.80
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          48        2.88        2.88        2.84                      86       11.45        8.00        4.80
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          49        2.94        2.93        2.89                      87       12.15        8.14        4.80
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          50        3.00        2.99        2.95                      88       12.91        8.27        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          51        3.06        3.05        3.00                      89       13.71        8.38        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          52        3.12        3.11        3.05                      90       14.54        8.47        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          53        3.19        3.17        3.11                      91       15.42        8.56        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          54        3.26        3.24        3.17                      92       16.34        8.64        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          55        3.33        3.31        3.23                      93       17.29        8.70        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          56        3.41        3.39        3.30                      94       18.28        8.76        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          57        3.49        3.47        3.36                      95       19.32        8.81        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          58        3.58        3.55        3.43                      96       20.41        8.85        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          59        3.67        3.64        3.50                      97       21.59        8.88        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          60        3.77        3.73        3.58                      98       22.89        8.91        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          61        3.87        3.83        3.65                      99       24.34        8.93        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          62        3.99        3.93        3.72                     100       26.00        8.94        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------

                               TABLE 2 (continued)

            MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

         Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 1.50% interest.

         Payment will begin on the Maturity Date.

                                                        Male

Age of Payee  Life Only   Life with   Life with               Age of      Life Only   Life with   Life with
                          10 Year     20 Year                 Payee                   10 Year     20 Year
                          Certain     Certain                                         Certain     Certain
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          25        2.19        2.19        2.19                      63        4.54        4.42        4.00
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          26        2.22        2.22        2.21                      64        4.69        4.55        4.07
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          27        2.24        2.24        2.24                      65        4.85        4.68        4.13
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          28        2.27        2.27        2.26                      66        5.02        4.82        4.20
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          29        2.30        2.29        2.29                      67        5.20        4.97        4.26
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          30        2.32        2.32        2.32                      68        5.39        5.12        4.33
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          31        2.35        2.35        2.34                      69        5.59        5.28        4.38
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          32        2.38        2.38        2.37                      70        5.81        5.44        4.44
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          33        2.42        2.41        2.40                      71        6.05        5.61        4.49
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          34        2.45        2.45        2.44                      72        6.30        5.78        4.53
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          35        2.48        2.48        2.47                      73        6.56        5.96        4.58
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          36        2.52        2.52        2.50                      74        6.84        6.14        4.61
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          37        2.56        2.56        2.54                      75        7.15        6.32        4.65
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          38        2.60        2.60        2.58                      76        7.47         6.5        4.68
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          39        2.64        2.64        2.61                      77        7.82        6.68        4.70
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          40        2.68        2.68        2.65                      78        8.19        6.86        4.72
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          41        2.73        2.72        2.70                      79        8.58        7.04        4.74
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          42        2.78        2.77        2.74                      80        9.01        7.22        4.76
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          43        2.83        2.82        2.78                      81        9.46        7.39        4.77
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          44        2.88        2.87        2.83                      82        9.95        7.55        4.78
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          45        2.93        2.92        2.88                      83       10.46        7.71        4.79
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          46        2.99        2.97        2.93                      84       11.02        7.86        4.80
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          47        3.05        3.03        2.98                      85       11.61        7.99        4.80
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          48        3.11        3.09        3.03                      86       12.23        8.12        4.80
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          49        3.17        3.15        3.08                      87       12.90        8.24        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          50        3.24        3.22        3.14                      88       13.61        8.35        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          51        3.31        3.29        3.20                      89       14.36        8.44        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          52        3.38        3.36        3.26                      90       15.16        8.53        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          53        3.46        3.43        3.32                      91       16.01        8.61        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          54        3.54        3.51        3.38                      92       16.90        8.68        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          55        3.63        3.59        3.44                      93       17.85        8.74        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          56        3.72        3.68        3.51                      94       18.87        8.79        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          57        3.82        3.77        3.58                      95       19.96        8.83        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          58        3.92        3.86        3.65                      96       21.13        8.87        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          59        4.03        3.96        3.72                      97       22.41        8.90        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          60        4.14        4.07        3.79                      98       23.83        8.92        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          61        4.27        4.18        3.86                      99       25.44        8.94        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
          62        4.40        4.30        3.93                     100       27.26        8.95        4.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------

                                     TABLE 3

                        JOINT AND SURVIVOR INCOME FACTORS

We will furnish values for age combinations not shown in the table on request. They will be calculated on the same basis as those in this table.

Female Age                                                    Male Age
                           ----------------------------------------------------------------------
                                  45           50           55           60           65           70

45                              2.50         2.57         2.62         2.66         2.69         2.71
50                              2.61         2.71         2.80         2.86         2.91         2.95
55                              2.70         2.84         2.97         3.09         3.17         3.23
60                              2.77         2.96         3.14         3.32         3.46         3.57
65                              2.83         3.05         3.29         3.54         3.77         3.97
70                              2.87         3.12         3.41         3.73         4.07         4.39

Installments shown are monthly and are for each $1,000 of net proceeds applied. Based on Annuity 2000 Tables, and 1.50% interest.

Payment will begin on the Maturity Date.

                                     TABLE 4

            MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

         Initial monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Variable Payment Plans. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 5% interest.

                                                      Female

Age of Payee  Life Only   Life with   Life with               Age of      Life Only   Life with   Life with
                          10 Year     20 Year                 Payee                   10 Year     20 Year
                          Certain     Certain                                         Certain     Certain
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     25             4.34        4.34        4.34                  53            5.21        5.19        5.11
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     26             4.35        4.35        4.35                  54            5.28        5.25        5.15
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     27             4.36        4.36        4.37                  55            5.35        5.32        5.21
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     28             4.38        4.38        4.38                  56            5.42        5.39        5.26
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     29             4.40        4.40        4.40                  57            5.50        5.46        5.32
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     30             4.41        4.41        4.41                  58            5.58        5.53        5.37
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     31             4.43        4.43        4.43                  59            5.67        5.61        5.43
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     32             4.45        4.45        4.45                  60            5.76        5.70        5.49
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     33             4.47        4.47        4.47                  61            5.86        5.79        5.56
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     34             4.49        4.49        4.48                  62            5.97        5.89        5.62
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     35             4.51        4.51        4.51                  63            6.08        5.99        5.68
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     36             4.53        4.53        4.53                  64            6.20        6.10        5.75
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     37             4.56        4.56        4.55                  65            6.33        6.21        5.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     38             4.58        4.58        4.57                  66            6.47        6.33        5.88
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     39             4.61        4.61        4.60                  67            6.62        6.46        5.94
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     40             4.64        4.64        4.62                  68            6.79        6.60        6.00
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     41             4.67        4.67        4.65                  69            6.96        6.74        6.07
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     42             4.70        4.70        4.68                  70            7.15        6.89        6.12
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     43             4.74        4.74        4.71                  71            7.36        7.05        6.18
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     44             4.78        4.77        4.74                  72            7.58        7.21        6.23
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     45             4.81        4.81        4.78                  73            7.83        7.38        6.27
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     46             4.85        4.85        4.81                  74            8.09        7.56        6.32
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     47             4.90        4.89        4.85                  75            8.37        7.74        6.35
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     48             4.94        4.93        4.89                  76            8.68        7.93        6.39
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     49             4.99        4.98        4.93                  77            9.01        8.12        6.42
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     50             5.04        5.03        4.97                  78            9.37        8.32        6.44
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     51             5.10        5.08        5.01                  79            9.77        8.51        6.46
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     52             5.15        5.14        5.06                  80           10.19        8.70        6.48
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------

                               TABLE 4 (continued)

            MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

         Initial monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Variable Payment Plans. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 5% interest.

                                                      Male

Age of Payee  Life Only   Life with   Life with               Age of      Life Only   Life with   Life with
                          10 Year     20 Year                 Payee                   10 Year     20 Year
                          Certain     Certain                                         Certain     Certain
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     25             4.41        4.41        4.41                  53            5.50        5.45        5.29
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     26             4.43        4.43        4.42                  54            5.58        5.52        5.34
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     27             4.45        4.45        4.44                  55            5.66        5.60        5.40
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     28             4.46        4.46        4.46                  56            5.75        5.68        5.45
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     29             4.48        4.48        4.48                  57            5.84        5.76        5.51
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     30             4.51        4.51        4.50                  58            5.94        5.85        5.57
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     31             4.53        4.53        4.52                  59            6.04        5.94        5.62
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     32             4.55        4.55        4.54                  60            6.16        6.04        5.68
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     33             4.57        4.57        4.56                  61            6.28        6.15        5.74
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     34             4.60        4.60        4.58                  62            6.41        6.26        5.80
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     35             4.63        4.63        4.61                  63            6.55        6.37        5.86
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     36             4.66        4.66        4.63                  64            6.70        6.50        5.92
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     37             4.69        4.69        4.66                  65            6.86        6.62        5.97
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     38             4.72        4.72        4.69                  66            7.03        6.76        6.03
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     39             4.76        4.75        4.72                  67            7.22        6.89        6.08
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     40             4.79        4.79        4.75                  68            7.42        7.04        6.13
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     41             4.83        4.83        4.78                  69            7.63        7.18        6.18
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     42             4.88        4.87        4.82                  70            7.85        7.34        6.22
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     43             4.92        4.91        4.85                  71            8.09        7.49        6.27
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     44             4.96        4.95        4.89                  72            8.34        7.65        6.30
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     45             5.01        5.00        4.93                  73            8.61        7.82        6.34
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     46             5.06        5.04        4.97                  74            8.91        7.98        6.37
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     47             5.12        5.09        5.01                  75            9.22        8.15        6.40
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     48             5.17        5.15        5.05                  76            9.55        8.32        6.42
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     49             5.23        5.20        5.10                  77            9.90        8.48        6.45
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     50             5.29        5.26        5.14                  78           10.29        8.65        6.46
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     51             5.36        5.32        5.19                  79           10.69        8.81        6.48
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
     52             5.43        5.38        5.24                  80           11.13        8.97        6.49
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------

         Individual Flexible Premium Deferred Variable Annuity Contract

                   Annuity Payments Starting On Maturity Date
                   Death Benefit Payable Before Maturity Date

                 Non-Participating - Not Eligible For Dividends

          ANNUITY PAYMENTS, DEATH BENEFIT AND ACCUMULATION VALUES WILL
           REFLECT THE INVESTMENT EXPERIENCE OF OUR SEPARATE ACCOUNT,

                  WHICH MAY CAUSE THEM TO INCREASE OR DECREASE

                     MIDLAND NATIONAL LIFE INSURANCE COMPANY
                                ANNUITY DIVISION
                         4601 Westown Parkway Suite 300
                           West Des Moines, Iowa 50266

                               PREMIUM BONUS RIDER

         This Rider forms a part of the Annuity Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision in the Contract, the provisions of this Rider will control. It is issued in consideration of Your application and the premium payment.

         BENEFIT

         The bonus credit is equal to the bonus credit percentage, as shown on the Additional Benefits Provided By Endorsement Or Rider page of the Contract, times the premium amount received in the first Contract Year. Each bonus credit will be allocated to the Contract in the same proportion that the applicable premium payment is allocated. You will vest a portion of this bonus over the first nine Contract Years as shown in the Vesting Schedule on the Additional Benefits Provided by Endorsement Or Rider page of Your Contract.

         If You exercise the Right to Examine provision in the Contract, You will not receive any portion of the bonus amount. In the event of death, withdrawal, or surrender of the Contract in the first nine Contract Years, You or Your Beneficiary(ies) will only be entitled to that portion of the bonus that has vested at the time the event occurs. In Contract Years 10+, You will be entitled to 100% of the bonus amount.

         COST

         The cost for this Rider is shown on the Additional Benefits Provided By Endorsement Or Rider page of the Contract. We may charge less than but not more than the maximum charge. We will charge an additional mortality and expense charge against Your Separate Account Accumulation Value during the first nine Contract Years. We will also reduce the current interest rate declared for the Fixed Account during the first nine Contract Years. The percentage of this reduction is shown on the Additional Benefits Provided By Endorsement Or Rider page of the Contract.. Over time, the amount of the charges may exceed the amount of the bonus credit. We may charge additional interest on TSA loans.

         TERMINATION

This Rider terminates on the earliest of:

     a.   when the Contract to which it is attached terminates;

     b.   on the Maturity Date; or

     c. upon full surrender of the Contract or death of the Owner or Annuitant, where the Beneficiary does not continue the Contract under Spousal Continuance.

Once terminated, this Rider may not be reinstated.

                  Steve Palmitier                 Stephen Horvat
                  President                         Secretary

                                POWER OF ATTORNEY

The undersigned directors and officers of Midland National Life Insurance Company, an Iowa corporation (the "Company"), hereby constitute and appoint Stephen P. Horvat Jr., and Therese M. Michels, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance or annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and him or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this _____day of ________________ 2003.

SIGNATURE                           DATE                      SIGNATURE                          DATE

/s/                                 1/8/03                    /s/                                1/7/03
----------------------------------- ------                    ---------------------------------- ------
Michael M. Masterson                                          John J. Craig II



/s/                                 1/703                     /s/                                1/7/03
----------------------------------- -----                     ---------------------------------- ------
Steven C. Palmitier                                           Donald J. Iverson



/s/                                 1/7/03                    /s/                                1/7/03
----------------------------------- --------                  ---------------------------------- ------
Stephen P. Horvat, Jr.                                        Thomas M. Meyer



/s/                                 1/8/03
----------------------------------- ------
Robert W. Korba